Filed Pursuant to Rule 424(b)(1)
Registration Number 333-106537
PROSPECTUS

4,500,000 Shares

Technical Olympic USA, Inc.

Common Stock

$26.00 per share

      We are offering 2,000,000 shares of our common stock and Technical Olympic S.A., our majority stockholder and the selling stockholder, is offering 2,500,000 shares of our common stock. We will not receive any proceeds from the sale of any shares of common stock sold by the selling stockholder. Technical Olympic S.A. currently owns 90.64% of our common stock and will own approximately 76.21% after this offering, or 73.95% if the underwriters exercise the over-allotment option in full.

      Our common stock is quoted on the Nasdaq National Market under the symbol “TOUS.” On November 13, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $26.51 per share.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$26.00	$117,000,000
Underwriting discounts and commissions	$1.43	$6,435,000
Proceeds to us	$24.57	$49,140,000
Proceeds to the selling stockholder	$24.57	$61,425,000

      The underwriters may also purchase up to an additional 675,000 shares of common stock from the selling stockholder, at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus. The underwriters may exercise this option to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $7,400,250, and the total proceeds to the selling stockholder will be $78,009,750.

      The underwriters are offering the common stock as set forth in “Underwriting.” Delivery of the shares will be made on or about November 19, 2003.

Joint Book-Running Managers

Citigroup	UBS Investment Bank

November 13, 2003

SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
BOARD OF DIRECTORS
MANAGEMENT
EXECUTIVE COMPENSATION
SECURITY OWNERSHIP
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION

      You should rely only on the information contained in this prospectus. We have not, and the underwriters and the selling stockholder have not, authorized anyone to provide you with information that is different. We and the selling stockholder are offering to sell shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or any sale of our common stock.

      In this prospectus we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent industry publications or other publicly available information. Some data is also based on our good faith estimates, which are derived from our review of internal surveys, as well as independent industry publications. Although we believe that these outside sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

i

SUMMARY

      You should read this entire prospectus before making an investment in our common stock. You should carefully consider the information set forth under “Risk Factors.” In addition, certain statements include forward-looking information which involves risks and uncertainties. See “Forward-Looking Statements.”

      Unless this prospectus otherwise indicates or the context otherwise requires, the terms “we,” “our,” “us,” or the “Company” as used in this prospectus refer to Technical Olympic USA, Inc. and its subsidiaries. The term “selling stockholder” as used in this prospectus refers to Technical Olympic S.A.

Overview

      We design, build and market high quality detached single-family residences, town homes and condominiums. We operate in markets characterized by strong population and income growth. Currently, we conduct homebuilding operations in 14 metropolitan markets, located in four major geographic regions: Florida, the Mid-Atlantic, Texas and the West.

      For the twelve months ended December 31, 2002, we delivered 5,085 homes, with an average sales price of $265,000, and generated approximately $1.3 billion in revenues from home sales and $67.0 million in income from continuing operations. For the nine months ended September 30, 2003, we delivered 4,332 homes, with an average sales price of $262,000, and generated approximately $1.1 billion in revenues from home sales and $62.4 million in income from continuing operations. Our backlog of homes at September 30, 2003 was 3,327 homes under contract, representing $902.9 million in expected revenues.

      We market our homes to a diverse group of homebuyers, including “first-time” homebuyers, “move-up” homebuyers, homebuyers who are relocating to a new city or state, buyers of second or vacation homes, active-adult homebuyers and homebuyers with grown children who want a smaller home (“empty-nesters”). Our homes are marketed under various brand names, including Engle Homes, Newmark Homes, Fedrick, Harris Estate Homes, Marksman Homes, D.S. Ware Homes, Masonry Homes, Trophy Homes and James Company. As of September 30, 2003, we either owned or had options to acquire 47,618 homesites, and we were actively marketing in 206 communities.

      As part of our objective to provide homebuyers a seamless home purchasing experience, we have developed, and are expanding, our complementary financial services business. As part of this business, we provide mortgage financing and closing services and offer title, homeowners’ and other insurance products. Our mortgage financing operation’s revenues consist primarily of origination and premium fee income, interest income and the gain on the sale of the mortgages, as we sell substantially all of our mortgages and the related servicing rights to third-party investors. Our mortgage financing services are used primarily by buyers of our homes, although we also offer these services to existing homeowners refinancing their mortgages. By comparison, our closing services and our insurance agency operations are used by our homebuyers as well as a broad range of other clients purchasing or refinancing residential or commercial real estate.

Competitive Strengths

      High Growth Markets. We believe that by focusing our homebuilding operations in high growth markets, we are well positioned to expand our business and maximize our financial returns. We operate in five of the eight fastest growing states in the United States, based on population growth from 1990 to 2000. The average median population growth in the eight states where we operate was 28.1% from 1990 to 2000, as compared to the U.S. average of 13.1%. In addition, each of the states in which we operate has demonstrated a history of solid economic growth. These eight states had an average median income growth of 13.3%, as compared to the U.S. average of 4.0%, from 1989 to 1999. We expect that these growth trends will increase future housing demand in our markets. Additionally, based on our relative position in each of these markets, we believe we have the opportunity to expand our operations.

      Geographic and Customer Diversification. We operate in 14 geographically diverse markets. For the twelve months ended December 31, 2002, none of our metropolitan markets represented more than 18% of our total revenues. Within our markets, we target a diverse customer base including first-time, move-up, relocating, active-adult and empty-nester homebuyer segments. For the twelve months ended September 30, 2003, we generated 43% of our revenues from home sales from homes in the $200,000 to $300,000 price range, 29% of our revenues from home sales from homes in the $300,000 to $400,000 price range, 16% of our revenues from home sales from homes in the under $200,000 price range, and 12% of our revenues from home sales from homes in the over $400,000 price range. We believe that this diversification protects us from downturns in any one market or price segment and provides us with additional growth opportunities.

      Experienced Management Team. We balance our local expertise and focus with a seasoned and professional senior management team. Our regional and divisional managers have an average of more than 20 years of homebuilding experience in their local markets. As a result, they have developed in-depth market expertise and familiarity with their customers and subcontractors. In addition, as a result of their long-standing relationships with local land sellers and developers, our regional and divisional managers are well-positioned to acquire premium land and homesites. Our senior corporate managers have an average of more than 18 years of experience in the homebuilding business and have a successful track record of delivering strong results in varying homebuilding cycles. The experience and depth of our management team provides us the capability to quickly evaluate and successfully capitalize on market opportunities and adjust to changing national, regional and local business conditions.

      Strong Land Positions and Disciplined Acquisition Strategy. Land is our key raw material and one of our most valuable assets. We believe that by acquiring land and homesites in premier locations, we enhance our competitive standing and reduce our exposure to economic downturns. We believe that homes in premier locations continue to attract homebuyers in both strong and weak economic conditions. We consider that our disciplined acquisition strategy of balancing homesites and land we own and those we can acquire under option contracts provides us access to a substantial supply of quality homesites and land while conserving our invested capital and optimizing our returns. Generally, we acquire only homesites and entitled land suitable for homesite development and residential construction.

      Strong Brand Recognition and Customer Service. We market our homes under various brand names, including Engle Homes, Newmark Homes, Fedrick, Harris Estate Homes, Marksman Homes, D.S. Ware Homes, Masonry Homes, Trophy Homes and James Company. We believe our brands are widely recognized in the markets in which we operate for providing quality homes in desirable locations and enjoy a solid reputation among potential homebuyers. We believe that customer satisfaction enhances our reputation for quality and service and leads to significant repeat and referral business. In our industry, customer satisfaction is based in large part on our ability to respond promptly and courteously to homebuyers before, during and after the sale of our homes. As part of our customer service program, we conduct pre-delivery inspections to promptly address any outstanding construction issues and contract independent third parties to conduct periodic post-delivery evaluations of the customer’s satisfaction with their home, as well as the customer’s experience with our sales personnel, construction department and title and mortgage services.

Business Strategies

      Capitalize on Growth Potential in Our Current Markets. We believe that a significant portion of our future growth will stem from our ability to increase our homes sales and capture additional market share within our current markets. Currently, we conduct homebuilding operations in 14 metropolitan markets, each of which is highly fragmented with numerous smaller homebuilders. Our reputation as a high quality homebuilder combined with our financial resources gives us an advantage over many smaller homebuilders with whom we compete. Based on management estimates, we are positioned as a top-five homebuilder in three of our current markets. Consequently, we have an opportunity to significantly strengthen our market position by expanding our product offerings and increasing the number of our active selling communities. Our current markets have demonstrated solid income and population growth trends. As a result, we expect that strong demand for new housing in our current markets will also contribute to our growth. By leveraging our current operations, we believe that we will, over time, maximize our financial returns, strengthen our margins and increase our revenues and profitability.

      Implement Performance Improvement and Best Practices Initiatives. As part of our goal of strengthening our financial returns, we continuously monitor and evaluate our systems, practices and procedures in order to improve our operations. To assist with the measurement of our results and the results of our operating divisions, we utilize a detailed “Performance Improvement Plan” that focuses on techniques to enhance operating efficiencies. We have, and will continue to, implement best practices across our operating divisions and believe that this operating strategy has allowed, and will continue to allow, us to:

•	implement innovative information systems to, among other things, monitor homebuilding production, scheduling and budgeting and facilitate communication among our divisions with respect to the design and construction of our homes;

•	reduce the time necessary to complete each stage in the homebuilding process;

•	effectively manage our inventory of homes;

•	use our purchasing power to achieve volume discounts and the best possible service from our vendors; and

•	achieve more favorable pricing of homesite premiums and options.

      Grow Our Financial Services Business. Our financial services operations require minimal capital investment and are highly profitable because of the high margins we obtain from our mortgage financing operation and the high volume of transactions generated from our title insurance and closing services operations. We believe that these financial services complement our homebuilding operations and provide homebuyers a seamless home purchasing experience. For the nine months ended September 30, 2003, approximately 58% of our homebuyers utilized the services of our mortgage business, while 81% of our homebuyers used our title and closing services and 21% used our insurance agencies to obtain insurance. We believe that we have an opportunity to grow our financial services business by:

•	increasing the percentage of our homebuyers who use our financial services;

•	marketing our financial services more actively to buyers of homes built by other homebuilders, including smaller homebuilders that do not provide their own financial services; and

•	offering additional services that complement our existing financial services in all our markets.

      Selectively Expand Into New Markets. We intend to supplement our primary growth strategy of expansion in our current markets with a disciplined, financial return oriented approach to entering new markets. We will focus on entering metropolitan areas that have favorable homebuilding characteristics, including availability of strong management with local market expertise as well as solid income and population growth trends, significant single-family home permit activity, a diversified economy and an adequate supply of obtainable homesites. We believe this long-term emphasis on geographic diversification across a range of growing markets with strong fundamentals will enable us to minimize our exposure to adverse economic conditions, seasonality and housing cycles in individual local markets. We will enter new markets through strategic acquisitions of other homebuilders and, to the extent we enter new markets that complement and/or are in close proximity to our current markets, we will utilize our existing management expertise and resources to establish operations.

Principal Executive Offices

      Our executive offices are located at 4000 Hollywood Blvd., Suite 500 North, Hollywood, Florida 33021. Our telephone number is (954) 364-4000. Our Web address is www.tousa.com. We do not intend the information on our website to constitute part of this prospectus.

The Offering

Common stock offered by us	2,000,000 shares

Common stock offered by the selling stockholder	2,500,000 shares

Common stock outstanding after this offering	29,889,036 shares

Use of Proceeds	We intend to use our net proceeds from this offering to repay amounts outstanding under our revolving credit facility. We will not receive any proceeds from the shares of common stock sold by the selling stockholder in this offering. See “Use of Proceeds.”

Risk Factors	You should carefully consider the information set forth in the section entitled “Risk Factors” and the other information included in this prospectus in deciding whether to purchase our common stock.

Nasdaq National Market symbol	TOUS

      The number of shares of our common stock that will be outstanding after this offering is based on the number of shares outstanding as of November 12, 2003. However, it does not include 3,436,491 shares of common stock issuable upon exercise of options outstanding as of November 12, 2003.

      The selling stockholder has agreed to sell up to an aggregate of 675,000 additional shares of common stock if the underwriters exercise in full their over-allotment option, which we describe in “Underwriting.” Unless otherwise noted, the information in this prospectus assumes the underwriters have not exercised their over-allotment option.

Summary Financial and Operating Data

      The following table sets forth our summary financial and operating data. The summary financial data in the table for the three years ended December 31, 2002 have been derived from our audited consolidated financial statements. The summary financial data in the table for the nine month periods ended September 30, 2002 and 2003 have been derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2003. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000(1)(2)	2001(1)(2)	2002(1)(2)	2002(1)(2)	2003

	(Dollars in thousands)
Consolidated Statement of Income Data:
Homebuilding:
Revenues from home sales	$540,323	$1,374,551	$1,349,713	$985,243	$1,133,967
Revenues from land sales	6,343	18,361	27,379	11,956	25,357

Total revenues	546,666	1,392,912	1,377,092	997,199	1,159,324
Cost of sales from home sales	434,736	1,091,626	1,075,875	783,009	907,392
Cost of sales from land sales	6,203	16,660	24,430	10,785	16,248

Total cost of sales	440,939	1,108,286	1,100,305	793,794	923,640

Gross profit	105,727	284,626	276,787	203,405	235,684
Selling, general, and administrative expenses	63,832	152,063	163,726	112,871	146,355
Variable stock-based compensation expense	—	—	—	—	925
Depreciation and amortization expense	3,112	8,849	5,952	4,540	6,125
Severance and merger related expenses	—	2,643	19,963	18,593	534
Loss on early retirement of debt	—	—	5,411	5,411	—
Other (income) expense	2,264	(3,941)	(5,838)	(1,826)	(2,719)

Homebuilding pretax income	36,519	125,012	87,573	63,816	84,464
Financial Services:
Revenues	2,562	32,659	40,214	26,147	35,591
Expenses	1,635	17,688	20,846	15,254	21,726

Financial Services pretax income	927	14,971	19,368	10,893	13,865
Income from continuing operations before income taxes	37,446	139,983	106,941	74,709	98,329
Income tax expense	13,672	52,218	39,900	27,879	35,891

Income from continuing operations	$23,774	$87,765	$67,041	$46,830	$62,438

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000(1)(2)	2001(1)(2)	2002(1)(2)	2002(1)(2)	2003

Per Share Data:
Income from continuing operations
— Basic	$1.79	$3.15	$2.40	$1.68	$2.24
— Diluted	$1.79	$3.15	$2.40	$1.68	$2.23
Income from discontinued operations (basic and diluted)	$0.48	$0.22	$0.18	$0.18	$—
Book value based on shares outstanding at end of period	$12.74	$14.83	$14.53	$13.81	$16.78
Cash dividends(3)	$—	$0.22	$—	$—	$—
Weighted average number of common shares outstanding
— Basic	13,250,062	27,878,787	27,878,787	27,878,787	27,886,746
— Diluted	13,250,062	27,878,787	27,878,787	27,878,787	28,055,323

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000(1)(2)	2001(1)(2)	2002(1)(2)	2002(1)(2)	2003

	(Dollars in thousands)
Other Financial Data:
Gross margin on revenue from home sales	19.5%	20.6%	20.3%	20.5%	20.0%
Operating Data:
Homes delivered	1,994	5,304	5,085	3,713	4,332
Average sales price per home delivered	$271	$259	$265	$265	$262
New sales contracts, net of cancellations	1,819	4,967	5,009	3,901	5,231
Homes in backlog at end of period	2,486	2,149	2,280	2,337	3,327
Sales value of homes in backlog at end of period	$629,348	$573,405	$636,922	$659,893	$902,890

At September 30, 2003

(Dollars in thousands)
Consolidated Statement of Financial Condition Data:
Cash and cash equivalents:
Unrestricted	$41,849
Restricted	$51,763
Inventory	$1,041,350
Total assets	$1,360,616
Homebuilding borrowings	$531,671
Total borrowings(4)(5)	$574,045
Stockholders’ equity	$467,743

(1)	On June 25, 2002, we completed the merger with Engle Holdings, Inc. As both entities were under the common control of Technical Olympic, Inc., the merger was accounted for as a reorganization of entities under common control. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” we recognized the acquired assets and liabilities of Engle Holdings at their historical carrying amounts. As both entities came under common control of Technical Olympic on November 22, 2000, our consolidated financial statements and other operating data have been restated to include the operations of Engle Holdings from November 22, 2000. See note 1 to our consolidated financial statements included elsewhere in this prospectus.

(2)	On April 15, 2002, we completed the sale of Westbrooke Acquisition Corp., formerly one of our Florida homebuilding subsidiaries. In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the results of Westbrooke’s operations have been classified as discontinued operations, and prior periods have been restated. See note 8 to our consolidated financial statements included elsewhere in this prospectus.

(3)	Cash dividends per share have been restated to reflect the total shares outstanding as a result of the merger with Engle Holdings.

(4)	Total borrowings includes Homebuilding borrowings and Financial Services borrowings. Total borrowings does not include consolidated land bank obligations of $109.1 million, all of which are non-recourse to us.

(5)	Excludes the original issue discount in the aggregate of $5.2 million, associated with sales of the 9% Senior Notes during February 2003 and the 10 3/8% Senior Subordinated Notes during April 2003.

RISK FACTORS

      Investing in our common stock involves risk. In addition to the other information set forth elsewhere in this prospectus, the following factors relating to us and our common stock should be considered carefully in deciding whether to invest in our common stock.

Risks Related to Our Business

Economic downturns in the geographic areas in which we operate could adversely affect demand and prices for new homes in those areas and could have an adverse effect on our revenues and earnings.

      Although we operate in 14 major metropolitan markets, our operations are concentrated in the southwestern and southeastern United States. Adverse economic or other business conditions in these regions or in the particular markets in which we operate, all of which are outside of our control, could have an adverse effect on our revenues and earnings.

We may not be able to acquire suitable land at reasonable prices, which could increase our costs and reduce our earnings and profit margins.

      We have experienced an increase in competition for available land and developed homesites in some of our markets as a result of the strength of the economy in many of these markets over the past few years and the availability of more capital to major homebuilders. Our ability to continue our development activities over the long-term depends upon our ability to locate and acquire suitable parcels of land or developed homesites to support our homebuilding operations. As competition for land increases, the cost of acquiring it may rise, and the availability of suitable parcels at acceptable prices may decline. If we are unable to acquire suitable land or developed homesites at reasonable prices, it could limit our ability to develop new projects or result in increased land costs that we may not be able to pass through to our customers. Consequently, it could reduce our earnings and profit margins.

Our significant level of debt could adversely affect our financial condition and prevent us from fulfilling our debt service obligations.

      We currently have a significant amount of debt, and our ability to meet our debt service obligations will depend on our future performance. Numerous factors outside of our control, including changes in economic or other business conditions generally or in the markets or industry in which we do business, may adversely affect our operating results and cash flows, which in turn may affect our ability to meet our debt service obligations. As of September 30, 2003, on a consolidated basis, we had approximately $574.0 million aggregate principal amount of debt outstanding (including our revolving credit facility, our senior notes, our senior subordinated notes, our warehouse line of credit and our other credit facilities, but excluding consolidated land bank obligations of $109.1 million). As of September 30, 2003, we would have had the ability to borrow an additional $202.2 million under our revolving credit facility and $22.6 million under our warehouse line of credit, subject to our satisfying the relevant borrowing conditions in those facilities. We intend to use the proceeds of this offering to repay amounts outstanding under our revolving credit facility. As of November 12, 2003, we had $84.0 million outstanding under our revolving credit facility, and as adjusted for this offering and the use of proceeds, we would have had the ability to borrow up to an additional $199.6 million under our revolving credit facility. In addition, subject to restrictions in our financing documents, we may incur additional debt.

      If we are unable to meet our debt service obligations, we may need to restructure or refinance our debt, seek additional equity financing or sell assets. We may be unable to restructure or refinance our debt, obtain additional equity financing or sell assets on satisfactory terms or at all.

Our debt instruments impose significant operating and financial restrictions which may limit our ability to finance future operations or capital needs and pursue business opportunities, thereby limiting our growth.

      The indentures governing our outstanding notes and our revolving credit facility impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

•	incur additional debt;

•	pay dividends or make other restricted payments;

•	create or permit certain liens, other than customary and ordinary liens;

•	sell assets other than in the ordinary course of our business;

•	create or permit restrictions on the ability of our restricted subsidiaries to pay dividends or make other distributions to us;

•	engage in transactions with affiliates; and

•	consolidate or merge with or into other companies or sell all or substantially all of our assets.

      These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. In addition, our revolving credit facility requires us to maintain specified financial ratios and satisfy certain financial covenants, the indentures governing our outstanding notes require us to maintain a specified minimum consolidated net worth, and our warehouse line of credit requires us to maintain the collateral value of our borrowing base. We may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our revolving credit facility and warehouse line of credit would prevent us from borrowing additional money under those facilities and could result in a default under those facilities and our other debt obligations. Our failure to maintain the specified minimum consolidated net worth under the indentures will require us to offer to purchase a portion of our outstanding notes. If we fail to purchase these notes, it would result in a default under the indentures and may result in a default under other debt facilities.

We may not be successful in our effort to identify, complete or integrate acquisitions, which could adversely affect our results of operations and future growth.

      A principal component of our strategy is to continue to grow profitably in a controlled manner, including, where appropriate, by acquiring other property developers or homebuilders. We may not be successful in implementing our acquisition strategy, and growth may not continue at historical levels or at all. We completed the merger with Engle Homes on June 25, 2002, we acquired the assets of D.S. Ware Homes LLC and Masonry Homes, Inc. in the fourth quarter of 2002, and we acquired the assets of Trophy Homes, Inc. and The James Construction Company in the first quarter of 2003. The failure to identify or complete business acquisitions, or successfully integrate the businesses we acquire, could adversely affect our results of operations and future growth. Specifically, any delays or difficulties in converting our various information systems or implementing our internal policies and procedures could increase costs and otherwise affect our results of operations. Even if we overcome these challenges and risks, we may not realize the expected benefits of our acquisitions.

We may need additional financing to fund our operations or for the expansion of our business, and if we are unable to obtain sufficient financing or such financing is obtained on adverse terms, we may not be able to operate or expand our business as planned, which could adversely affect our results of operations and future growth.

      Our operations require significant amounts of cash. If our business does not achieve the levels of profitability or generate the amount of cash that we anticipate or if we expand through acquisitions or organic growth faster than anticipated, we may need to seek additional debt or equity financing to operate and expand our business. If we are unable to obtain sufficient financing to fund our operations or expansion, it could adversely affect our results of operations and future growth. We may be unable to obtain additional financing on satisfactory terms or at all. If we raise additional funds through the incurrence of debt, we will incur increased debt service costs and may become subject to additional restrictive financial and other covenants.

In the event that tax liabilities arise in connection with the restructuring, there can be no assurance that we will not be liable for such amounts.

      Prior to the restructuring, Technical Olympic, Inc., which we refer to as Technical Olympic, was the parent of our consolidated tax reporting group, and we were jointly and severally liable for any U.S. federal income tax owed by Technical Olympic or any other member of the consolidated group. As part of the restructuring, Technical Olympic was merged into TOI, LLC, a newly-formed limited liability company of which we are the sole member, and we became the parent of our consolidated tax reporting group. Also, as part of the restructuring, Technical Olympic Services, Inc., which we refer to as TOSI, a newly-formed corporation wholly-owned by Technical Olympic S.A., assumed all liabilities of Technical Olympic. We do not believe that any material tax liabilities will arise by reason of the restructuring. However, there can be no assurance that material tax liabilities will not arise in connection with the restructuring, that we will not be held liable for such amounts or that we will be able to collect from TOSI any amounts for which they may have assumed liability. The assessment of material tax liabilities in connection with the restructuring could have an adverse effect on our financial condition and results of operations.

Risks Related to Our Industry

Changes in economic or other business conditions could adversely affect demand and prices for new homes, which could decrease our revenues.

      The homebuilding industry historically has been cyclical and is affected significantly by adverse changes in general and local economic conditions, such as:

•	employment levels;

•	population growth;

•	consumer confidence and stability of income levels;

•	availability of financing for land and homesite acquisitions, construction and permanent mortgages;

•	interest rates;

•	inventory levels of both new and existing homes;

•	supply of rental properties; and

•	conditions in the housing resale market.

      Adverse changes in one or more of these conditions, all of which are outside of our control, could reduce demand and/or prices for new homes in some or all of the markets in which we operate. A decline in demand or the prices we can obtain for our homes could decrease our revenues.

We are subject to substantial risks with respect to the land and home inventories we maintain, and fluctuations in market conditions may affect our ability to sell our land and home inventories at expected prices, if at all, which would reduce our profit margins.

      As a homebuilder, we must constantly locate and acquire new tracts of land for development and developed homesites to support our homebuilding operations. There is a lag between the time we acquire land for development or developed homesites and the time that we can bring the communities to market and sell homes. Lag time varies on a project-by-project basis; however, historically, we have experienced a lag time of approximately 9 to 12 months. As a result, we face the risk that demand for housing may decline during this period and that we will not be able to dispose of developed properties or undeveloped land or homesites acquired for development at expected prices or within anticipated time frames or at all. The market value of home inventories, undeveloped land and developed homesites can fluctuate significantly because of changing market conditions. In addition, inventory carrying costs (including interest on funds used to acquire land or build homes) can be significant and can adversely affect our performance. Because of these factors, we may be forced to sell homes or other property at a loss or for prices that generate lower profit margins than we anticipate. We may also be required to make material write-downs of the book value of our real estate assets in accordance with generally accepted accounting principles if values decline.

Supply risks and shortages relating to labor and materials can harm our business by delaying construction and increasing costs.

      The homebuilding industry from time to time has experienced significant difficulties with respect to:

•	shortages of qualified trades people and other labor;

•	inadequately capitalized local subcontractors;

•	shortages of materials; and

•	volatile increases in the cost of certain materials, including lumber, framing and cement, which are significant components of home construction costs.

      These difficulties can, and often do, cause unexpected short-term increases in construction costs and cause construction delays. In addition, to the extent our subcontractors incur increased costs associated with recent increases in insurance premiums and compliance with state and local regulations, these costs are passed on to us as homebuilders. We are generally unable to pass on any unexpected increases in construction costs to those customers who have already entered into sales contracts, as those contracts generally fix the price of the house at the time the contract is signed, which may be up to one year in advance of the delivery of the home. Furthermore, sustained increases in construction costs may, over time, erode our profit margins. We have historically been able to offset sustained increases in the costs of materials with increases in the prices of our homes and through operating efficiencies. However, in the future, pricing competition may restrict our ability to pass on any additional costs, and we may not be able to achieve sufficient operating efficiencies to maintain our current profit margins.

Future increases in interest rates or a decrease in the availability of government-sponsored mortgage financing could prevent potential customers from purchasing our homes, which would adversely affect our revenues and profitability.

      Almost all of our customers finance their purchases through mortgage financing obtained from us or other sources. Increases in interest rates or decreases in the availability of Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Federal Housing Administration or Veteran’s Association mortgage financing could cause a decline in the market for new homes as potential homebuyers may not be able to obtain affordable financing. Increased interest rates can also limit our ability to realize our backlog because our sales contracts typically provide our customers with a financing contingency. Financing contingencies allow customers to cancel their home purchase contracts in the event they cannot arrange for financing at interest rates that were prevailing when they signed their contracts. In particular, because the availability of mortgage financing is an important factor in marketing many of our homes, any limitations or restrictions on the availability of those types of financing could reduce our home sales and the lending volume at our mortgage subsidiary. Even if our potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their existing homes to potential buyers who need financing. Interest rates currently are at one of their lowest levels in decades, and any future increases in interest rates could adversely affect our revenues and profitability.

The competitive conditions in the homebuilding industry could increase our costs, reduce our revenues, and otherwise adversely affect our results of operations.

      The homebuilding industry is highly competitive and fragmented. We compete in each of our markets with numerous national, regional and local builders. Some of these builders have greater financial resources, more experience, more established market positions and better opportunities for land and homesite acquisitions than we do and have lower costs of capital, labor and material than us. Builders of new homes compete for homebuyers, as well as for desirable properties, raw materials and skilled subcontractors. The competitive conditions in the homebuilding industry could, among other things:

•	increase our costs and reduce our revenues;

•	make it difficult for us to acquire suitable land or homesites at acceptable prices;

•	require us to increase selling commissions and other incentives;

•	result in delays in construction if we experience a delay in procuring materials or hiring laborers; and

•	result in lower sales volumes.

      We also compete with resales of existing homes, available rental housing and, to a lesser extent, condominium resales. An oversupply of attractively priced resale or rental homes in the markets in which we operate could adversely affect our ability to sell homes profitably.

      Our financial services operations are also subject to competition from third-party providers, many of which are substantially larger, may have a lower cost of funds or overhead than we do, and may focus exclusively on providing such services.

We are subject to product liability and warranty claims arising in the ordinary course of business that could adversely affect our results of operations.

      As a homebuilder, we are subject in the ordinary course of our business to product liability and home warranty claims. We provide our homebuyers with a one-year or two-year limited warranty covering workmanship and materials and an eight-year or ten-year limited warranty covering major structural defects. Claims arising under these warranties and general product liability claims are common in the homebuilding industry and can be costly. Although we maintain product liability insurance, the coverage offered by, and availability of, product liability insurance for construction defects is currently limited and, where coverage is available, it may be costly. We recently obtained a homebuilder protective policy which covers warranty claims for structure and design defects related to homes sold by us during the policy period, subject to a retention amount. However, our product liability insurance and homebuilder protective policies contain limitations with respect to coverage, and there can be no assurance that these insurance rights will be adequate to cover all product liability and warranty claims for which we may be liable or that coverage will not be further restricted and become more costly. In addition, although we generally seek to require our subcontractors and design professionals to indemnify us for liabilities arising from their work, we may be unable to enforce any such contractual indemnities. Uninsured and unindemnified product liability and warranty claims, as well as the cost of product liability insurance and our homebuilder protective policy, could adversely affect our results of operations.

We are subject to mold litigation and claims arising in the ordinary course of business that could adversely affect our results of operations.

      Recently, lawsuits have been filed against homebuilders and insurers asserting claims of property damages and personal injury caused by the presence of mold in residential dwellings. Some of these lawsuits have resulted in substantial monetary judgments or settlements. It is possible that insurance carriers may exclude coverage for claims arising from the presence of mold. Uninsured mold liability and claims could adversely affect our results of operations.

States, cities and counties in which we operate have, or may adopt, slow or no growth initiatives which would reduce our ability to build in these areas and could adversely affect our future revenues.

      Several states, cities and counties in which we operate have approved, and others in which we operate may approve, various “slow growth” or “no growth” initiatives and other ballot measures that could negatively impact the availability of land and building opportunities within those localities. Approval of slow or no growth measures would reduce our ability to build and sell homes in the affected markets and create additional costs and administration requirements, which in turn could have an adverse effect on our future revenues.

Our business is subject to governmental regulations that may delay, increase the cost of, prohibit or severely restrict our development and homebuilding projects.

      We are subject to extensive and complex laws and regulations that affect the land development and homebuilding process, including laws and regulations related to zoning, permitted land uses, levels of density, building design, elevation of properties, water and waste disposal and use of open spaces. In addition, we and our subcontractors are subject to laws and regulations relating to workers health and safety. We also are subject to a variety of local, state and federal laws and regulations concerning the protection of health and the environment. In some of the markets in which we operate, we are required to pay environmental impact fees, use energy saving construction materials and give commitments to provide certain infrastructure such as roads and sewage systems. We must also obtain permits and approvals from local authorities to complete residential development or home construction. The laws and regulations under which we and our subcontractors operate, and our and their obligations to comply with them, may result in delays in construction and development, cause us to incur substantial compliance and other increased costs, and prohibit or severely restrict development and homebuilding activity in certain areas in which we operate.

      Our financial services operations are subject to numerous federal, state and local laws and regulations. Failure to comply with these requirements can lead to administrative enforcement actions, the loss of required licenses and claims for monetary damages.

Our business revenues and profitability may be adversely affected by natural disasters or weather conditions.

      Homebuilders are particularly subject to natural disasters and severe weather conditions as they can delay our ability to timely complete homes, damage the partially complete or other unsold homes that are in our inventory and/or negatively impact the demand for homes. Our operations are located in many areas that are especially subject to natural disasters. To the extent that hurricanes, severe storms, floods, tornadoes or other natural disasters or similar weather events occur, our business may be adversely affected. To the extent our insurance is not adequate to cover business interruption or losses resulting from these events, our revenues and profitability may be adversely affected.

Risks Related to Our Common Stock

Technical Olympic S.A., our majority stockholder, can cause us to take certain actions or preclude us from taking actions without the approval of the other stockholders and may have interests that could conflict with your interests.

      Technical Olympic S.A. currently owns 90.64% of the voting power of our common stock and will own approximately 76.21% after this offering or 73.95% if the over-allotment is exercised in full. As a result, Technical Olympic S.A. has the ability to control the outcome of virtually all corporate actions requiring stockholder approval, including the election of a majority of our directors, the approval of any merger and other significant corporate actions. Technical Olympic S.A. may authorize actions or have interests that could conflict with your interests.

Control of our company by Technical Olympic S.A. could make it difficult for a third party to acquire us, which could affect the trading price of our common stock.

      Through its ownership of voting control of our common stock, Technical Olympic S.A. can prevent a change in control of us and may be able to prevent or discourage certain other transactions, such as tender offers or stock repurchases, that could give holders of our common stock the opportunity to realize a premium over the then-prevailing market price for their shares of common stock. Technical Olympic S.A.’s ability to prevent these transactions could make our stock a less attractive investment.

Our issuance of preferred stock could make it difficult for another company to acquire us, which could depress the price of our common stock.

      Our board of directors has the authority to issue preferred stock and to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for the common stock at a premium over the market price, and adversely affect the market price and the voting and other rights of the holders of our common stock.

Our common stock price has been and could continue to be volatile, which could result in substantial losses for investors purchasing shares in this offering.

      Our common stock price has been, and could continue to be, volatile. These price fluctuations may be rapid and severe and may leave investors little time to react. Factors that affect the market price of our common stock include:

•	the limited amount of our common stock held by our non-affiliates;

•	quarterly variations in our operating results;

•	general conditions in the homebuilding industry;

•	changes in the market’s expectations about our earnings;

•	changes in financial estimates and recommendations by securities analysts concerning our company or the homebuilding industry in general;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends in our markets;

•	changes in laws and regulations affecting our business;

•	sales of substantial amounts of common stock by our directors, executive officers or majority stockholder, Technical Olympic S.A., or the perception that such sales could occur; and

•	general economic and political conditions such as recessions and acts of war or terrorism.

      Fluctuations in the price of our common stock could contribute to your losing all or part of your investment.

FORWARD-LOOKING STATEMENTS

      This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Discussions containing forward-looking statements may be found in the material set forth in the sections entitled “Summary,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

      These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus contains forward-looking statements regarding:

•	our expectations regarding growth opportunities in the homebuilding industry and our ability to successfully take advantage of such opportunities to expand our operations and maximize our financial returns;

•	our expectations regarding population growth and median income growth trends and their impact on future housing demand in our markets;

•	our expectation regarding the impact of geographic and customer diversification;

•	our expectations that strong demand for new housing in our current markets will contribute to our growth;

•	our belief that by leveraging our current operations, we will, over time, maximize our financial returns, strengthen our margins and increase our revenues and profitability;

•	our ability to successfully integrate our current operations and any future acquisitions, and to recognize anticipated operating efficiencies, cost savings and revenue increases;

•	our expectations regarding our land and homesite acquisition strategy and its impact on our business;

•	our belief that homes in premier locations will continue to attract homebuyers in both strong and weak economic conditions;

•	our intention to grow the financial services business;

•	our belief regarding growth opportunities within our financial services business;

•	our expectations regarding the impact of our business initiatives on our ability to capture repeat business, to minimize our exposure to adverse economic conditions and to increase our revenue;

•	our expectations regarding the implementation of the Performance Improvement Plan and best practices initiatives across our operating divisions;

•	our belief that we have adequate financial resources to meet our current and anticipated working capital and land and homesite acquisition and development needs;

•	our expectations regarding the timing and benefits of expenditures related to modifying our corporate structure;

•	the impact of inflation on our future results of operations; and

•	our ability to pass through to our customers any increases in our costs.

      These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

•	our significant level of debt and the impact of the restrictions imposed on us by the terms of this debt;

•	our ability to borrow or otherwise finance our business in the future;

•	our ability to identify and acquire, at anticipated prices, additional homebuilding opportunities;

•	our relationship with Technical Olympic S.A. and its control over our business activities;

•	our ability to successfully integrate and to realize the expected benefits of recent acquisitions;

•	economic or other business conditions that affect the desire or ability of our customers to purchase new homes in markets in which we conduct our business;

•	a decline in the demand for, or the prices of, housing;

•	a decline in the value of the land and home inventories we maintain;

•	an increase in the cost of, or shortages in the availability of, skilled labor or construction materials;

•	an increase in interest rates;

•	our ability to successfully dispose of developed properties or undeveloped land or homesites at expected prices and within anticipated time frames;

•	our ability to compete in our existing and future markets; and

•	an increase or change in governmental regulations.

      We urge you to review carefully the section entitled “Risk Factors” in this prospectus for a more complete discussion of the risks related to our business and industry.

USE OF PROCEEDS

      We will receive net proceeds of approximately $48.0 million from the sale of our common stock after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from shares of common stock sold by the selling stockholder in this offering.

      We intend to use our net proceeds from this offering to repay amounts outstanding under our revolving credit facility. As of November 12, 2003, we had $84.0 million outstanding under our revolving credit facility. Our revolving credit facility expires on June 26, 2005. As of November 12, 2003 our loans outstanding under the revolving credit facility accrued interest at a rate of 4.63% per annum.

DIVIDEND POLICY

      We declared a dividend on March 6, 2001 of $0.54 per share of common stock during the twelve months ended December 31, 2001, which would have been equal to $0.22 per share as restated to reflect the total shares outstanding as a result of the merger with Engle Homes. We did not declare or pay any cash dividends on our common stock during the twelve months ended December 31, 2000 or December 31, 2002, nor do we intend to declare or pay any dividends during the twelve months ending December 31, 2003. The credit agreement relating to our revolving credit facility and the indentures governing our senior notes and senior subordinated notes generally contain covenants that limit the amount of dividends or distributions we can pay on our common stock and the amount of common stock we can repurchase. Currently, under the terms of our revolving credit facility, we may not pay cash dividends in excess of 3% of our consolidated net income.

      We currently intend to adopt a formal dividend policy permitting our board of directors to declare, from time to time and upon unanimous consent, cash dividends, subject to the restrictions described above and applicable law.

PRICE RANGE OF COMMON STOCK

      Our common stock began trading on the Nasdaq National Market on March 12, 1998 under the symbol “NHCH.” Following the merger on June 25, 2002, our common stock began trading under the symbol “TOUS.” The table below sets forth the high and low sales price for our common stock as reported by the Nasdaq National Market for the periods indicated:

	High	Low

Fiscal Year Ending December 31, 2003
First Quarter	$17.67	$13.56
Second Quarter	27.27	16.70
Third Quarter	28.56	23.20
Fourth Quarter (through November 13, 2003)	34.82	26.42
Fiscal Year Ended December 31, 2002
First Quarter	$17.85	$13.09
Second Quarter	18.50	13.00
Third Quarter	16.99	13.00
Fourth Quarter	17.00	13.10
Fiscal Year Ended December 31, 2001
First Quarter	$13.00	$9.41
Second Quarter	17.85	10.25
Third Quarter	14.00	7.49
Fourth Quarter	14.50	7.83

      On November 13, 2003, the closing price for our common stock on the Nasdaq National Market was $26.51. As of November 12, 2003, there were approximately 29 holders of record of our common stock.

CAPITALIZATION

      The following table sets forth our consolidated capitalization as of September 30, 2003.

      Our capitalization is presented:

•	on an actual basis; and

•	as adjusted to reflect the application of the estimated net proceeds to be received by us from this offering.

      You should read this table in conjunction with “Selected Financial Data” included elsewhere in this prospectus and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2003

	Actual	As Adjusted

	(Dollars in thousands)
Cash and cash equivalents:
Unrestricted	$41,849	$44,849
Restricted(1)	51,763	51,763

Total cash and cash equivalents	$93,612	$96,612

Debt:
Revolving credit facility(2)	45,000	—
9% Senior Notes(3)	300,000	300,000
10 3/8% Senior Subordinated Notes(3)	185,000	185,000
Other(4)	6,836	6,836

Total homebuilding borrowings	536,836	491,836
Financial services borrowings(5)	42,374	42,374

Total borrowings(6)	579,210	534,210
Equity:
Common stock $.01 par value (67,000,000 shares authorized; 27,889,036 shares issued and outstanding, actual and 29,889,036 shares issued and outstanding, as adjusted)	279	299
Additional paid-in capital	322,560	370,540
Retained earnings	144,904	144,904

Total stockholders’ equity	467,743	515,743

Total capitalization	$1,046,953	$1,049,953

(1)	Represents deposits held in escrow by our title subsidiaries pursuant to purchase contracts or as required by law and compensating balances under letters of credit.

(2)	As of November 12, 2003, we had approximately $84.0 million outstanding under our revolving credit facility.

(3)	Excludes the original issue discount in the aggregate of $5.2 million, associated with sales of the 9% Senior Notes during February 2003 and the 10 3/8% Senior Subordinated Notes during April 2003.

(4)	Represents primarily construction and homesite loans from financial institutions.

(5)	Represents a warehouse line of credit used to provide financing for the origination of mortgage loans.

(6)	Does not include consolidated land bank obligations of $109.1 million, all of which are non-recourse to us.

SELECTED FINANCIAL DATA

      The following table sets forth our selected financial data and other operating information. The selected financial data in the table for the five years ended December 31, 2002 have been derived from our audited consolidated financial statements. The selected financial data in the table for the nine month periods ended September 30, 2002 and 2003 have been derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the consolidated financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2003. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included herein.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1998	1999(1)	2000(2)(3)	2001(2)(3)	2002(2)(3)	2002(2)(3)	2003

	(Dollars in thousands, except per share data)
Consolidated Statement of Income Data:
Homebuilding:
Revenues	$406,353	$420,748	$546,666	$1,392,912	$1,377,092	$997,199	$1,159,324
Cost of sales	339,094	345,592	440,939	1,108,286	1,100,305	793,794	923,640

Gross profit	67,259	75,156	105,727	284,626	276,787	203,405	235,684
Selling, general and administrative expenses	43,614	47,503	63,832	152,063	163,726	112,871	146,355
Variable stock-based compensation expense	—	—	—	—	—	—	925
Depreciation and amortization expense	3,287	2,239	3,112	8,849	5,952	4,540	6,125
Severance and merger related expenses	—	—	—	2,643	19,963	18,593	534
Loss on early retirement of debt	—	—	—	—	5,411	5,411	—
Other income, net	(74)	867	2,264	(3,941)	(5,838)	(1,826)	(2,719)

Homebuilding pretax income	20,432	24,547	36,519	125,012	87,573	63,816	84,464
Financial services:
Revenues	—	—	2,562	32,659	40,214	26,147	35,591
Expenses	—	—	1,635	17,688	20,846	15,254	21,726

Financial services pretax income	—	—	927	14,971	19,368	10,893	13,865

Income from continuing operations before income taxes	20,432	24,547	37,446	139,983	106,941	74,709	98,329
Income tax expense	7,637	8,721	13,672	52,218	39,900	27,879	35,891

Income from continuing operations	$12,795	$15,826	$23,774	$87,765	$67,041	$46,830	$62,438

Per Share Data:
Income from continuing operations
— Basic	$1.16	$1.38	$1.79	$3.15	$2.40	$1.68	$2.24
— Diluted	$1.16	$1.38	$1.79	$3.15	$2.40	$1.68	$2.23
Income from discontinued operations (basic and diluted)	$—	$0.13	$0.48	$0.22	$0.18	$0.18	$—

						Nine Months Ended
	Year Ended December 31,					September 30,

	1998	1999(1)	2000(2)(3)	2001(2)(3)	2002(2)(3)	2002(2)(3)	2003

	(Dollars in thousands, except per share data)
Book value based on shares outstanding at end of period	$7.84	$9.53	$12.74	$14.83	$14.53	$13.81	$16.78
Cash dividends(4)	$—	$—	$—	$0.22	$—	$—	$—
Weighted average number of common shares outstanding
— Basic	11,035,342	11,500,000	13,250,062	27,878,787	27,878,787	27,878,787	27,886,746
— Diluted	11,035,342	11,500,000	13,250,062	27,878,787	27,878,787	27,878,787	28,055,323
Operating Data:
Homes delivered	1,874	1,620	1,994	5,304	5,085	3,713	4,332
Average sales price per home delivered	$216	$255	$271	$259	$265	$265	$262
New sales contracts, net of cancellations	2,036	1,569	1,819	4,967	5,009	3,901	5,231
Homes in backlog at end of period	591	540	2,486	2,149	2,280	2,337	3,327
Sales value of homes in backlog at end of period	$141,643	$137,582	$629,348	$573,405	$636,922	$659,893	$902,890

As of September 30, 2003

(Dollars in thousands)
Consolidated Statement of Financial Condition Data:
Inventory	$1,041,350
Total assets	$1,360,616
Homebuilding borrowings	$531,671
Total borrowings(5)(6)	$574,045
Stockholders’ equity	$467,743

(1)	Technical Olympic acquired 80% of our common stock on December 15, 1999. Consequently, our audited financial statements for 1999 present the results of operations in two columns on a predecessor and successor basis. The predecessor column includes the results of operations from January 1, 1999 to December 15, 1999. The successor column includes the results of operations from December 16, 1999 to December 31, 1999. In the above table, the financial data reflects our operations on a full-year basis, which represents the total of the predecessor and successor columns.

(2)	On June 25, 2002, we completed the merger with Engle Holdings. As both entities were under the common control of Technical Olympic, the merger was accounted for as a reorganization of entities under common control. In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” we recognized the acquired assets and liabilities of Engle Holdings at their historical carrying amounts. As both entities came under common control of Technical Olympic on November 22, 2000, our financial statements and other operating data have been restated to include the operations of Engle Holdings from November 22, 2000. See note 1 to our consolidated financial statements included elsewhere in this prospectus.

(3)	On April 15, 2002, we completed the sale of Westbrooke, formerly one of our Florida homebuilding subsidiaries. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the results of Westbrooke’s operations have been classified as discontinued operations and prior periods have been restated. See note 8 to our consolidated financial statements included elsewhere in this prospectus.

(4)	Cash dividends per share have been restated to reflect the total shares outstanding as a result of the merger with Engle Holdings.

(5)	Total borrowings includes Homebuilding borrowings and Financial Services borrowings. Total borrowings does not include consolidated land bank obligations of $109.1 million, all of which are non-recourse to us.

(6)	Excludes the original issue discount in the aggregate of $5.2 million, associated with sales of the 9% Senior Notes during February 2003 and the 10 3/8% Senior Subordinated Notes during April 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

      We generate our revenues from our homebuilding operations (“Homebuilding”) and financial services operations (“Financial Services”). In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosures about Segments of an Enterprise and Related Information,” we have determined that Homebuilding and Financial Services comprise our operating segments. Through our Homebuilding operations, we design, build, and market high-quality detached single-family residences, town homes and condominiums in 14 metropolitan markets located in four major geographic regions: Florida, the Mid-Atlantic, Texas and the West.

Florida	Mid-Atlantic	Texas	West

Jacksonville	Baltimore/Southern Pennsylvania	Austin	Colorado
Orlando	Nashville	Dallas/Ft. Worth	Las Vegas
Southeast Florida	Northern Virginia	Houston	Phoenix
Southwest Florida		San Antonio

      Our Homebuilding operations generate the majority of their revenue from the sale of homes to homebuyers and to a lesser degree from the sale of land and homesites to other homebuilders. Our homes are designed to appeal to a diverse group of homebuyers, such as “first-time” homebuyers, “move-up” homebuyers, homebuyers who are relocating to a new city or state, buyers of second or vacation homes, active-adult homebuyers, and homebuyers with grown children who want a smaller home (“empty-nesters”). Our homes are generally sold in advance of their construction. Once a sales contract has been signed, we classify the transaction as a “new sales contract” and include the home in “backlog.” Such sales contracts are usually subject to certain contingencies such as the buyer’s ability to qualify for financing. Revenue from the sale of homes and the sale of land is recognized at closing when title passes to the buyer. At this point a home is considered to be “delivered” and is removed from backlog. The principal expenses of our Homebuilding operations are (i) cost of sales and (ii) selling, general and administrative (“SG&A”) expenses. Homebuilding cost of sales consists primarily of the cost of home construction, the acquisition cost of land and the cost of land development. SG&A expenses for our Homebuilding operations include administrative costs, advertising expenses, on-site marketing expenses, commission costs, and closing costs.

      At September 30, 2003, we were marketing homes in 206 communities; by comparison, at September 30, 2002 we were marketing homes in 145 communities.

      As part of our objective to provide homebuyers a seamless home purchasing experience, we have developed, and are expanding, our complementary financial services business. As part of this business, we provide mortgage financing and closing services and offer title, homeowners’ and other insurance products. Our mortgage financing operation derives most of its revenues from buyers of our homes, although it also offers its services to existing homeowners refinancing their mortgages. By comparison, our closing services and our insurance agency operations are used by our homebuyers as well as a broad range of other clients purchasing or refinancing residential or commercial real estate. Our mortgage financing operations’ revenues consist primarily of origination and premium fee income, interest income, and the gain on the sale of the mortgages. Our title operations’ revenues consist primarily of title insurance and closing services. All of our underwriting risk associated with title and homeowners’ insurance policies is transferred to third-party insurers. The principal expenses of our Financial Services operations are SG&A expenses, which consist primarily of compensation and interest expense on our warehouse line of credit.

Recent Transactions

      On April 22, 2003, we issued an additional $35.0 million of our 10 3/8% Senior Subordinated Notes due 2012, which we refer to as the April 2003 Senior Subordinated Notes, at a price of 98.5% of the principal amount plus interest accrued since January 1, 2003. The net proceeds of approximately $34.5 million were used to repay amounts outstanding under our credit facility. The April 2003 Senior Subordinated Notes were issued under the same indenture pursuant to which we issued the $150.0 million of 10 3/8% Senior Subordinated Notes due 2012 that we issued in June 2002, which we refer to as the June 2002 Senior Subordinated Notes.

      On April 4, 2003, we amended our revolving credit facility to increase the amount we are permitted to borrow to the lesser of (i) $305.0 million, or (ii) our borrowing base (calculated in accordance with the revolving credit facility agreement) minus our outstanding senior debt, and to increase the amount of the letter of credit subfacility to $80.0 million. Subsequently, we increased the size of the facility to provide up to an additional $10.0 million of revolving loans. In addition, we have the right to increase the size of the facility to provide for up to an additional $10.0 million of revolving loans, subject to meeting certain requirements.

      On February 28, 2003, we acquired the net assets of The James Construction Company, a homebuilder operating in the greater Denver, Colorado area, for approximately $22.0 million in cash. In addition, we are obligated to pay an additional $1.4 million to the sellers over a two-year period.

      On February 6, 2003, we acquired the net assets of Trophy Homes, Inc., a homebuilder operating in Las Vegas, Nevada, and certain homesites for approximately $36.2 million in cash. In addition, if certain targets are met regarding home deliveries during 2003 and 2004, we will be obligated to pay up to an additional $2.5 million to the sellers over a two-year period. Of this amount, we paid $1.3 million of additional consideration during the nine months ended September 30, 2003.

      On February 3, 2003, we issued $100.0 million of 9% Senior Notes due 2010, which we refer to as the February 2003 Senior Notes, at a price of 94.836% of the principal amount plus interest accrued since January 1, 2003. The net proceeds of approximately $93.6 million were primarily used to repay amounts outstanding under our credit facility. The February 2003 Senior Notes were issued pursuant to an indenture with substantially the same terms and conditions as the indenture pursuant to which we issued our $200.0 million of 9% Senior Notes due 2010 that we issued in June 2002, which we refer to as the June 2002 Senior Notes.

Critical Accounting Policies

      In the preparation of our consolidated financial statements, we apply accounting principles generally accepted in the United States. The application of generally accepted accounting principles may require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying results. Listed below are those policies that we believe are critical and require the use of complex judgment in their application.

Homebuilding Revenues and Cost of Sales

      Revenue from the sale of homes and the sale of land and homesites is recognized at closing when title passes to the buyer and all of the following conditions are met: a sale is consummated; a significant down payment is received; the earnings process is complete; and the collection of any remaining receivables is reasonably assured. As a result, our revenue recognition process does not involve significant judgments or estimates. However, we do rely on certain estimates to determine the related construction and land costs and resulting gross profit associated with revenues recognized. Our construction and land costs are comprised of direct and allocated costs, including interest, indirect construction costs and estimated costs for future warranties and indemnities. Our estimates are based on historical results, adjusted for current factors. Land, land improvements and other common costs are generally allocated on a relative fair value basis to units within a parcel or community. Land and land development costs generally include related interest and property taxes incurred until construction is substantially completed.

Financial Services Revenues and Expenses

      Our Financial Services operations generate their revenues from their mortgage financing and title operations. Our mortgage financing operations’ revenues consist primarily of origination and premium fee income, interest income and the gain on the sale of the mortgages. Revenue from our mortgage financing operations is generally recognized when the mortgage loans and related servicing rights are sold to third-party investors. Substantially all of our mortgages are sold to private investors within 30 days of closing. Title operations revenues consist primarily of title insurance agency and closing services, which are recognized as homes are closed. As a result, our revenue recognition process does not involve significant judgments or estimates.

Impairment of Long-Lived Assets

      Housing projects and land/homesites under development are stated at the lower of costs or net realizable value. Property and equipment is carried at cost less accumulated depreciation. We assess these assets for impairment in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses and other factors. If these assets are considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill

      Effective January 1, 2002, we adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” Upon the adoption of SFAS No. 142, goodwill is no longer subject to amortization. Goodwill is subject to at least an annual assessment for impairment by applying a fair value-based test. If the carrying amount exceeds the fair value, goodwill is considered to be impaired. We continually evaluate whether events and circumstances have occurred that indicate the remaining balance of goodwill may not be recoverable. In evaluating impairment, we estimate the sum of the expected future cash flows derived from such goodwill. Such evaluations for impairment are significantly impacted by estimates of future revenues, costs and expenses and other factors. If the goodwill is considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the goodwill exceeds the fair value of the expected future cash flows.

Homesite Option Contracts and Consolidation of Variable Interest Entities

      We enter into option contracts with land sellers and third-party financial entities as a method of acquiring developed homesites. From time to time to leverage our ability to acquire and finance the development of these homesites, we transfer our option right to third parties. Option contracts generally require the payment of a non-refundable cash deposit or the issuance of a letter of credit for the right to acquire homesites over a specified period of time at predetermined prices. Typically, our deposits or letters of credit are less than 20% of the underlying purchase price. We generally have the right at our discretion to terminate our obligations under these option agreements by forfeiting our cash deposit or repaying amounts drawn under the letter of credit with no further financial responsibility. We do not have legal title to these assets. Additionally, we do not have an investment in the third-party acquirer and do not guarantee their liabilities. However, if certain conditions are met, including the deposit and/or letters of credit exceeding certain significance levels as compared to the remaining homesites under the option contract, we will include the homesites in inventory with a corresponding liability in consolidated land bank obligations. At September 30, 2003, we owned 13,796 homesites, or 29% of our homesite supply, and had option contracts on 33,822 homesites, or 71% of our homesite supply.

      In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“Interpretation”) No. 46, “Consolidation of Variable Interest Entities.” Interpretation No. 46 is applied immediately to variable interest entities (“VIEs”) created after January 31, 2003, and with respect to variable interests held before February 1, 2003, Interpretation No. 46 will apply beginning with interim and annual periods ending on or after December 15, 2003. Interpretation No. 46 addresses consolidation by business enterprises of VIEs which have one or both of the following characteristics: (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity; or (2) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights; or (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities; or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

      Generally, in the homebuilding industry, homebuilders will enter into option contracts for the purchase of land or homesites with entities that may qualify as VIEs. We believe that Interpretation No. 46 will have to be evaluated as it relates to these and similar types of arrangements. In applying Interpretation No. 46 to our homesite option contracts, estimates regarding cash flows and other assumptions have to be made. We believe that our critical assumptions are reasonable based on historical evidence and industry practice. Based on our analysis of contracts entered into after January 31, 2003, we determined that we are the primary beneficiary of certain of these homesite option contracts. Consequently, Interpretation No. 46 requires us to consolidate the assets (homesites) at their fair value, although (1) we have no legal title to the assets, (2) our maximum exposure to loss is limited to the deposits or letters of credits placed with these entities, and (3) creditors, if any, of these entities have no recourse against us. The effect of the consolidation was to increase inventory by $55.5 million, excluding deposits of $4.6 million which had been previously recorded, with a corresponding increase to consolidated land bank obligations in the accompanying consolidated statement of financial condition as of September 30, 2003.

Warranty Reserves

      In the normal course of business we will incur warranty related costs associated with homes which have been delivered to the homebuyers. Warranty reserves are established by charging cost of sales and recognizing a liability for the estimated warranty costs for each home that is delivered. We monitor this reserve on a monthly basis by evaluating the historical warranty experience in each market in which we operate, and the reserve is adjusted as appropriate for current quantitative and qualitative factors. Actual future warranty costs could differ from our currently estimated amounts.

Results of Operations

Selected Financial and Other Information

      The following table includes selected consolidated statement of income and other data (dollars in thousands):

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

Homebuilding:
Revenues:
Home sales	$540,323	$1,374,551	$1,349,713	$985,243	$1,133,967
Land sales	6,343	18,361	27,379	11,956	25,357

	546,666	1,392,912	1,377,092	997,199	1,159,324
Cost of sales:
Home sales	434,736	1,091,626	1,075,875	783,009	907,392
Land sales	6,203	16,660	24,430	10,785	16,248

	440,939	1,108,286	1,100,305	793,794	923,640

Gross profit	105,727	284,626	276,787	203,405	235,684
Selling, general & administrative expenses	63,832	152,063	163,726	112,871	146,355
Variable stock-based compensation expense	—	—	—	—	925
Depreciation and amortization expense	3,112	8,849	5,952	4,540	6,125
Severance and merger related expenses	—	2,643	19,963	18,593	534
Loss on early retirement of debt	—	—	5,411	5,411	—
Other (income) expense, net	2,264	(3,941)	(5,838)	(1,826)	(2,719)

Homebuilding pretax income	36,519	125,012	87,573	63,816	84,464
Financial Services:
Revenues	2,562	32,659	40,214	26,147	35,591
Expenses	1,635	17,688	20,846	15,254	21,726

Financial Services pretax income	927	14,971	19,368	10,893	13,865

Income from continuing operations before income taxes	37,446	139,983	106,941	74,709	98,329
Income tax expense	13,672	52,218	39,900	27,879	35,891

Income from continuing operations	$23,774	$87,765	$67,041	$46,830	$62,438

Other Data:
EBITDA(1)	$53,551	$184,160	$142,757	$100,545	$129,445
Homes delivered	1,994	5,304	5,085	3,713	4,332
Average sales price per home delivered	$271	$259	$265	$265	$262
Gross margin on revenue from home sales	19.5%	20.6%	20.3%	20.5%	20.0%
Ratio of SG&A expenses to Homebuilding revenues	11.7%	10.9%	11.9%	11.3%	12.6%
Ratio of Homebuilding pretax income to Homebuilding revenues	6.7%	9.0%	6.4%	6.4%	7.3%

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

Homes in backlog at end of period	2,486	2,149	2,280	2,337	3,327
Sales value of homes in backlog at end of period	$629,348	$573,405	$636,922	$659,893	$902,890
Total active communities at period end	161	146	159	145	206

(1)	EBITDA represents earnings from continuing operations before interest, taxes, depreciation and amortization and consists of the sum of income from continuing operations before: (a) income taxes, (b) amortization of capitalized interest in cost of sales, (c) Homebuilding interest expense and (d) depreciation and amortization. We have included information concerning EBITDA because we believe that it is an indication of the profitability of our core operations and reflects the changes in our operating results. We do not use EBITDA as a measure of our liquidity because we do not believe it is a meaningful indication of our cash flow. EBITDA is not required by generally accepted accounting principles, or GAAP, and other companies may calculate EBITDA differently. EBITDA should not be considered as an alternative to operating income or to cash flows from operating activities (as determined in accordance with GAAP) and should not be construed as an indication of our operating performance or a measure of our liquidity. A reconciliation of EBITDA to net income, the most directly comparable GAAP performance measure, is provided below (dollars in thousands):

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

Net income	$30,095	$94,037	$72,004	$51,793	$62,438
Less: income from discontinued operations, net of taxes	(6,321)	(6,272)	(4,963)	(4,963)	—

Income from continuing operations	23,774	87,765	67,041	46,830	62,438
Add: income taxes	13,672	52,218	39,900	27,879	35,891
Add: interest in cost of sales	9,711	34,241	28,133	20,542	24,991
Add: interest expense	3,282	1,087	257	754	—
Add: depreciation and amortization expense	3,112	8,849	7,426	4,540	6,125

EBITDA	$53,551	$184,160	$142,757	$100,545	$129,445

Selected Homebuilding Operating Data

      The following table sets forth home sales and backlog data by region (dollars in thousands):

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

Homes delivered:
Florida	178	1,931	2,024	1,477	1,628
Mid-Atlantic	280	693	564	416	472
Texas	1,441	1,623	1,539	1,141	1,127
West	95	1,057	958	679	1,105

Total	1,994	5,304	5,085	3,713	4,332

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

Average sales price per home delivered:
Florida	$215	$227	$245	$246	$242
Mid-Atlantic	$259	$308	$351	$339	$325
Texas	$273	$267	$258	$261	$262
West	$259	$274	$269	$269	$263
Company average	$271	$259	$265	$265	$262
Revenues from home sales:
Florida	$38,216	$437,784	$496,731	$363,668	$394,536
Mid-Atlantic	83,671	213,571	197,773	141,161	153,563
Texas	393,873	433,389	397,129	297,511	294,750
West	24,563	289,807	258,080	182,903	291,118

Total	$540,323	$1,374,551	$1,349,713	$985,343	$1,133,967

New sales contracts, net of cancellations:
Florida	154	1,987	1,809	1,342	2,050
Mid-Atlantic	205	524	569	470	503
Texas	1,362	1,511	1,515	1,240	1,356
West	98	945	1,116	849	1,322

Total	1,819	4,967	5,009	3,901	5,231

Homes in backlog at end of period:
Florida	1,217	1,273	1,195	1,138	1,617
Mid-Atlantic	338	169	244	223	275
Texas	514	402	378	501	607
West	417	305	463	475	828

Total	2,486	2,149	2,280	2,337	3,327

Sales value of homes in backlog at end of period:
Florida	$286,100	$326,026	$314,253	$312,137	$429,156
Mid-Atlantic	95,831	59,991	89,684	93,332	102,880
Texas	135,517	105,283	103,017	125,659	152,631
West	111,900	82,105	129,968	128,765	218,223

Total	$629,348	$573,405	$636,922	$659,893	$902,890

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

      Income from continuing operations increased to $62.4 million (or $2.23 per diluted share) during the nine months ended September 30, 2003, from $46.8 million (or $1.68 per diluted share) during the nine months ended September 30, 2002. The increase in income from continuing operations is attributable to an increase in Homebuilding pretax income to $84.5 million during the nine months ended September 30, 2003, from $63.8 million during the nine months ended September 30, 2002, however, the results for the prior year included merger and severance related expenses of $18.6 million and a $5.4 million loss on the early retirement of debt as compared to a net charge of $0.5 million in severance expenses during the nine months ended September 30, 2003. Additionally, we experienced an increase in Financial Services pretax income to $13.9 million during the nine months ended September 30, 2003, from $10.9 million during the nine months ended September 30, 2002.

      Total revenues increased to $1.19 billion during the nine months ended September 30, 2003, from $1.02 billion during the nine months ended September 30, 2002. The increase of 17% is attributable to increases in Homebuilding revenues and Financial Services revenues of 16% and 36%, respectively.

      Our effective tax rate attributable to income from continuing operations decreased to 36.5% during the nine months ended September 30, 2003, from 37.3% during the nine months ended September 30, 2002. The decrease is due primarily to expected reductions in state taxes as a result of modifying our corporate structure and other tax planning initiatives.

Homebuilding

      During the nine months ended September 30, 2003, Homebuilding revenues increased to $1.16 billion from $997.2 million for the nine months ended September 30, 2002. This increase of 16% is primarily attributable to an increase in revenues from home sales to $1.13 billion during the nine months ended September 30, 2003, from $985.2 million during the nine months ended September 30, 2002. This increase of 15% is due to a 17% increase in home deliveries to 4,332 for the nine months ended September 30, 2003, from 3,713 during the nine months ended September 30, 2002. This increase was partially offset by a slight decrease in our average selling price on homes delivered to $262,000 during the nine months ended September 30, 2003, from $265,000 during the nine months ended September 30, 2002. In addition, we generated higher revenues from land sales. For the nine months ended September 30, 2003, we generated revenues from land sales of $25.4 million as compared to $12.0 million for the nine months ended September 30, 2002.

      Our Florida region realized an increase in revenue from home sales of $30.8 million, or 8%, to $394.5 million during the nine months ended September 30, 2003. This increase is primarily due to a 10% increase in home deliveries to 1,628, which was partially offset by a slight decrease in the average selling price of homes delivered to $242,000 during the nine months ended September 30, 2003, as compared to 1,477 home deliveries and an average selling price of homes delivered of $246,000 during the nine months ended September 30, 2002. The increase in home deliveries is primarily due to the deliveries generated by our Jacksonville division, which was acquired during the fourth quarter of 2002.

      Our Mid-Atlantic region realized an increase in revenue from home sales of $12.4 million, or 9%, to $153.6 million during the nine months ended September 30, 2003. This increase is primarily due to a 13% increase in home deliveries to 472, which was partially offset by a decline in our average selling price to $325,000 during the nine months ended September 30, 2003, as compared to 416 home deliveries and an average selling price of homes delivered of $339,000 during the nine months ended September 30, 2002. The increase in home deliveries is primarily attributable to the deliveries generated by our Baltimore division, which was acquired during the fourth quarter of 2002. This increase in home deliveries by our Baltimore division was partially offset by a decline in home deliveries by our Virginia division, which had a shortage of available product during the period as compared to the prior year due to the timing of new community openings.

      Our Texas region realized a slight decline in revenue from home sales of $2.7 million, or 1%, to $294.8 million during the nine months ended September 30, 2003. This decrease is primarily due to a 1% decline in home deliveries to 1,127 during the nine months ended September 30, 2003, as compared to 1,141 home deliveries during the nine months ended September 30, 2002. The unit volume for the nine months ended September 30, 2003 continues to reflect the slower demand for new housing in several of our Texas markets. The decline in home deliveries was partially offset by a slight increase in our average selling price in this region to $262,000 for the nine months ended September 30, 2003, as compared to $261,000 for the nine months ended September 30, 2002.

      Our West region realized an increase in revenue from home sales of $108.2 million, or 59%, to $291.1 million for the nine months ended September 30, 2003. This increase is due to a 63% increase in home deliveries to 1,105 during the nine months ended September 30, 2003, from 679 home deliveries during the nine months ended September 30, 2002. The increase in home deliveries is primarily due to the deliveries generated by our acquisitions in Las Vegas and Colorado which occurred during the first quarter of 2003. The increase in home deliveries was partially offset by a decline in our average selling price in this region to $263,000 from $269,000 as a result of the diversification of our product mix in this region due to our recent acquisitions.

      For the nine months ended September 30, 2003, our Homebuilding gross profit increased by $32.3 million, or 16%, to $235.7 million from $203.4 million during the nine months ended September 30, 2002. This increase was primarily due to an increase in revenue from home sales and to a lesser degree to an increase in the gross profit generated from land sales. Our gross margin on home sales declined slightly to 20.0% during the nine months ended September 30, 2003, from 20.5% during the nine months ended September 30, 2002. For the nine months ended September 30, 2003, we generated gross profit on land sales of $9.2 million, as compared to $1.2 million for the comparable period in the prior year.

      For the nine months ended September 30, 2003, SG&A expenses increased to $146.4 million, approximately 50% of which was general and administrative expenses, from $112.9 million during the nine months ended September 30, 2002. As a percentage of Homebuilding revenues, SG&A expenses increased to 12.6% for the nine months ended September 30, 2003 as compared to 11.3% for the nine months ended September 30, 2002. A significant portion of the increase in SG&A expenses during 2003 is attributable to the general and administrative expenses necessary to effect our transition from two separately operated homebuilders to a single national homebuilder and to implement our core strategy of obtaining critical mass in existing markets. We have begun to see the results of this transition as we have increased the number of active communities and homes in backlog as of September 30, 2003, by 42% to 206 and 3,327, respectively, as compared to 145 and 2,337, respectively, as of September 30, 2002. The remainder of the increase in SG&A expenses is primarily attributable to expenses associated with recently acquired companies.

      Upon consummation of our merger in June 2002, we began the process of identifying the steps necessary to become an efficient, large-scale homebuilder. Management identified the following significant objectives:

•	Strengthen our management and operational resources;

•	Streamline our operational and corporate structure; and

•	Integrate our information systems.

      Since the merger, we have substantially strengthened our management and operational resources and streamlined our operational and corporate structure. This plan consisted of placing experienced controllers in our divisions and regional offices as well as developing a corporate center to efficiently manage our finance, operations, legal and corporate governance functions. The creation of our corporate center has resulted in the development of an internal audit function, centralization of our treasury function and creation of a centralized shared services organization to oversee and manage our land acquisition, supply management, product development and building science functions. We believe that the development of a strong corporate center is a key component of improving the effectiveness of our critical business processes and strengthening our internal control structure and corporate governance. In connection with this initiative we incurred recruiting fees and other costs of $0.7 million, which are not expected to be incurred in future periods. By the middle of 2004, we expect to have completed this portion of our transition plan.

      Through the first nine months of 2003, we also incurred significant professional and other fees as a result of modifying our corporate structure to become more efficient from an organizational, operational, and income tax standpoint. We began to realize the benefits from these expenditures through lower income taxes in 2003 as our effective tax rate decreased to 36.5% and expect to continue to recognize lower income taxes and other operating costs over time. We believe that the costs associated with this initiative should be completed by the end of the first quarter of 2004.

      Beginning shortly after our merger, one of our primary initiatives was to integrate our information systems into one enterprise-wide platform and to enhance our internal financial and operational reporting. These enhancements included developing a company-wide point-of-sale system, an intranet site, which has become the information distribution network for our divisions, and a “should cost” model, which will be used to benchmark the cost/benefit of design and construction decisions. We believe that these enhancements will enable us to effectively operate as a large-scale homebuilder and support our anticipated growth. As a result of our systems integration, during the nine months ended September 30, 2003, we experienced a $0.8 million increase in non-capitalizable information technology expenses consisting primarily of consulting fees, systems training and other related expenses. Our information systems integration is expected to be completed during the fourth quarter of 2003.

      We believe that the successful completion of our transition plan will enhance our ability to effectively manage our business and execute our strategic growth plans. We anticipate that additional non-recurring costs related to completing our transition will be incurred through the first half of 2004. We believe, that on a comparable basis, our SG&A expenses as a percentage of homebuilding revenues will decline in the second half of 2004.

      During the nine months ended September 30, 2003, we recognized a compensation charge of $0.9 million for variable accounting of certain stock-based awards, which include accelerated vesting criteria. We recognized this expense as a result of the market price of our common stock, as of September 30, 2003, being greater than the exercise price. During 2002 there was no stock-based compensation expense.

      During the nine months ended September 30, 2003, we incurred a net charge of $0.5 million in severance charges, as compared to $18.6 million in severance and merger related charges during the nine months ended September 30, 2002. The charges during 2002 included severance accrued related to former executives of both Newmark and Engle and $5.5 million in legal, consulting and advisory fees.

      During the nine months ended September 30, 2002, in connection with our June 2002 Notes Offering, we recognized a loss on the early retirement of debt of $5.4 million. This charge relates to the exit fees incurred and the write off of unamortized deferred finance costs associated with the then existing borrowings.

Financial Services

      Our Financial Services revenues increased to $35.6 million during the nine months ended September 30, 2003, from $26.1 million during the nine months ended September 30, 2002. The increase in Financial Services revenues is primarily attributable to an increase in the number of closings by our mortgage and title operations. The number of closings at our mortgage operations increased to 3,405 for the nine months ended September 30, 2003 from 2,716 for the nine months ended September 30, 2002. The number of closings at our title operations increased to 16,073 for the nine months ended September 30, 2003 from 12,567 for the nine months ended September 30, 2002. Our Financial Services segment capture ratios have remained relatively consistent with the corresponding quarter in the prior year. Our mortgage operations capture ratio was 58% for the nine months ended September 30, 2003, as compared to 60% for the nine months ended September 30, 2002. Our title operations capture ratio was 81% for the nine months ended September 30, 2003, as compared to 83% for the nine months ended September 30, 2002.

      For the nine months ended September 30, 2003, Financial Services expenses increased to $21.7 million from $15.3 million for the nine months ended September 30, 2002. The increase in Financial Services expenses of 42%, for the nine months ended September 30, 2003, are primarily attributable to the increased revenues and the expansion into new markets.

EBITDA

      During the nine months ended September 30, 2003, we generated EBITDA of $129.4 million, as compared to $100.5 million during the nine months ended September 30, 2002. The increase in EBITDA is primarily a result of $18.6 million in severance and merger related charges and a $5.4 million loss on the early retirement of debt incurred during the nine months ended September 30, 2002, as compared to severance charges of $0.5 million incurred during the nine months ended September 30, 2003.

Fiscal Year 2002 Compared to Fiscal Year 2001

      Net income decreased to $72.0 million (or $2.58 per share) during Fiscal Year 2002 from $94.0 million (or $3.37 per share) during Fiscal Year 2001. Income from continuing operations decreased to $67.0 million (or $2.40 per share) during Fiscal Year 2002 from $87.8 million (or $3.15 per share) during Fiscal Year 2001. The decrease in income from continuing operations is attributable to a decrease in Homebuilding pretax income to $87.6 million during Fiscal Year 2002 from $125.0 million during Fiscal Year 2001. The decrease in Homebuilding pretax income was partially offset by an increase in Financial Services pretax income to $19.4 million during Fiscal Year 2002 from $15.0 million during Fiscal Year 2001.

      Total revenues decreased to $1.42 billion during Fiscal Year 2002 from $1.43 billion during Fiscal Year 2001. The decrease of 1% is attributable to a decline in Homebuilding revenues which was offset by an increase in Financial Services revenues.

      Our provision for income taxes remained consistent at 37.3% during Fiscal Year 2002 from Fiscal Year 2001.

Homebuilding

      Homebuilding revenues decreased to $1.38 billion during Fiscal Year 2002 from $1.39 billion during Fiscal Year 2001. The decrease of 1% was due to a decline in revenues from home sales, to $1.35 billion in Fiscal Year 2002 from $1.37 billion during Fiscal Year 2001, which was offset by an increase in revenues from land sales, to $27.4 million from $18.4 million during the same periods. Home deliveries decreased to 5,085 during Fiscal Year 2002 from 5,304 during Fiscal Year 2001.

      The decrease in home deliveries and revenue from home sales was primarily attributable to a decline in the number of communities in which we were actively marketing during Fiscal Year 2002 as compared to Fiscal Year 2001 and a weakening in housing demand in the Texas and West regions. These factors were partially offset by a strong housing demand in Florida.

      At the beginning of Fiscal Year 2002, we were actively marketing in 146 communities. As a result of our prior strategic decision to consolidate our home sales activities and reduce our homesite acquisitions during Fiscal Year 2001 and throughout the first half of Fiscal Year 2002, our active communities declined to a low of 132 in June 2002. In the second half of Fiscal Year 2002, we began to increase the number of communities in which we were marketing, both through organic growth and through acquisition. Consequently, at December 31, 2002 we were actively marketing in 159 communities. However, due to a lag time between the date we begin marketing homes in a community and the date that we begin to deliver homes, home deliveries from these new communities will not begin to contribute to our home sales revenue until the end of 2003.

      During Fiscal Year 2002, our Texas region generated revenues from home sales of $397.1 million on 1,539 home deliveries as compared to revenues of $433.4 million on home deliveries of 1,623 during Fiscal Year 2001. The weakening in demand in this market also caused an increase in the level of incentives offered which is reflected in the decline in the average sales price per home delivered to $258,000 during Fiscal Year 2002 from $267,000 during Fiscal Year 2001. Additionally, our West region experienced a decline in revenues from home sales to $258.1 million on 958 home deliveries during Fiscal Year 2002 from $289.8 million on 1,057 home deliveries during Fiscal Year 2001. The decline in revenues in the West region is primarily due to a decline in the average number of active selling communities during the first part of Fiscal Year 2002, as compared to the prior year, and a continued weakness in demand in our Colorado markets. This softness in the market caused us to increase incentives offered to homebuyers resulting in a slight decrease in the average sales price per home delivered to $269,000 in Fiscal Year 2002 from $274,000 in Fiscal Year 2001.

      These declines in revenue from the Texas and West regions were partially offset by an increase in revenues generated in our Florida region to $496.7 million on 2,024 home deliveries during Fiscal Year 2002 from $437.8 million on 1,931 home deliveries during Fiscal Year 2001. The revenue increase in this region is primarily due to the increase in our average sales price per home delivered to $245,000 during Fiscal Year 2002 from $227,000 during Fiscal Year 2001. Additionally, we generated revenue from home sales of $13.7 million as a result of our acquisition of D.S. Ware Homes during October 2002.

      Our average sales price per home delivered increased 2% to $265,000 during Fiscal Year 2002 as compared to $259,000 during Fiscal Year 2001. The increase is primarily attributable to increases in our Florida and Mid-Atlantic regions, where we have continued to realize higher average sales prices from steady demand for product. The increase in average sales price in these regions were partially offset by declines in our Texas and West regions, where during Fiscal Year 2002 we experienced significant increases in incentives provided to homebuyers as compared to Fiscal Year 2001.

      Homebuilding cost of sales decreased to $1.10 billion during Fiscal Year 2002 from $1.11 billion during Fiscal Year 2001. The decline of 1% is attributable to the decline in the number of home deliveries offset by an increase in cost of land/homesite sales. Our gross margin on home sales decreased to 20.3% during Fiscal Year 2002 as compared to 20.6% during Fiscal Year 2001. The decline in gross margin is primarily attributable to increased incentives and an increase in the average homesite cost per closing, partially offset by an increase in our gross margin on options and upgrades.

      SG&A expenses increased by 8% to $163.7 million during Fiscal Year 2002 from $152.1 million for Fiscal Year 2001. As a percentage of Homebuilding revenues, SG&A expenses increased to 11.9% for Fiscal Year 2002 from 10.9% for Fiscal Year 2001. The increase in SG&A expenses is primarily attributable to increases in compensation, information technology, insurance and professional fees.

      Depreciation and amortization expenses decreased to $6.0 million during Fiscal Year 2002 from $8.8 million during Fiscal Year 2001. The decrease of $2.8 million is primarily due to the elimination of goodwill amortization as a result of the adoption of SFAS 142 effective January 1, 2002. If we had not recorded goodwill amortization expense during Fiscal Year 2001, it would have resulted in an increase in net income per common share for Fiscal Year 2001 of $0.05.

      During Fiscal Year 2002, we incurred $20.0 million in severance and merger related charges as compared to $2.6 million in Fiscal Year 2001. These charges include severance accrued related to the termination of executives who were employed by either us or Engle Homes prior to the merger. Also, in connection with our merger with Engle Homes, we incurred approximately $6.0 million in legal, consulting and advisory fees.

      During Fiscal Year 2002, in connection with our offering of the June 2002 Senior Notes and the June 2002 Senior Subordinated Notes, we recognized a loss on the early retirement of debt of $5.4 million. This charge relates to the exit fees incurred and the write off of unamortized deferred finance costs associated with the then existing borrowings.

Financial Services

      Financial Services revenues increased to $40.2 million during Fiscal Year 2002 from $32.7 million during Fiscal Year 2001. The increase of 23% is primarily attributable to an increase in the mortgage and title operations capture of our home sale deliveries. The increase in the capture ratio of our mortgage operations is due primarily to the expansion into the Texas region.

      Financial Services expenses increased to $20.8 million during Fiscal Year 2002 from $17.7 million during Fiscal Year 2001. The increase of 18% is primarily attributable to increased expenses incurred in connection with our expansion of the Financial Services operations.

Discontinued Operations

      During March 2002, we committed to a plan to dispose of Westbrooke to eliminate operating redundancies in our South Florida markets and to strengthen our financial position. Pursuant to this plan of disposition, we would sell 100% of the common stock of Westbrooke. On April 8, 2002, we signed a definitive agreement for the sale of Westbrooke to Standard Pacific Corp. (Standard Pacific) for $41.0 million in cash. This sale was completed on April 15, 2002. In addition, Standard Pacific satisfied $54.4 million of Westbrooke’s debt that included $14.2 million of intercompany liabilities owed to us. Upon completion of this sale, we realized a gain of $4.3 million. We have determined that in accordance with SFAS 144, as of March 31, 2002, the criteria to classify the Westbrooke assets as held for sale were met.

      Results of Westbrooke’s operations have been classified as discontinued operations, and prior periods have been restated. Selected financial data of our discontinued operations are as follows (dollars in thousands):

	Year Ended December 31,

	2000	2001	2002

Revenues	$178,213	$205,661	$44,197
Income from discontinued operations, net of taxes	$6,321	$6,272	$4,963
Income from discontinued operations per common share	$0.48	$0.22	$0.18

EBITDA

      During Fiscal Year 2002 we generated EBITDA of $142.8 million as compared to $184.2 million during Fiscal Year 2001. The decline in EBITDA is primarily a result of $20.0 million in severance and merger related charges incurred during Fiscal Year 2002 as compared to $2.6 million incurred during Fiscal Year 2001 and a $5.4 million loss on the early retirement of debt associated with our refinancing. Excluding these unusual charges, EBITDA during Fiscal Year 2002 would have been $168.2 million as compared to $186.8 million during Fiscal Year 2001. The decline of 10% primarily relates to the decline in our Homebuilding pretax income, after excluding these unusual charges, during Fiscal Year 2002 as compared to Fiscal Year 2001. The decline in our Homebuilding pretax income during Fiscal Year 2002 was partially offset by an increase in our Financial Services pretax income.

Fiscal Year 2001 Compared to Fiscal Year 2000

      Net income increased to $94.0 million (or $3.37 per share) during Fiscal Year 2001 from $30.1 million (or $2.27 per share) during Fiscal Year 2000. Income from continuing operations increased to $87.8 million (or $3.15 per share) during Fiscal Year 2001 from $23.8 million (or $1.79 per share) during Fiscal Year 2000. The increase in income from continuing operations is attributable to significant increases in our Homebuilding pretax income to $125.0 million during Fiscal Year 2001 from $36.5 million during Fiscal Year 2000 and an increase in Financial Services pretax income to $15.0 million during Fiscal Year 2001 from $0.9 million during Fiscal Year 2000.

      Total revenues increased to $1.4 billion during Fiscal Year 2001 from $0.6 billion during Fiscal Year 2000. The increases in income and revenues were primarily a result of the inclusion of a full year of Engle Homes’ results of operations during Fiscal Year 2001 as compared to approximately 40 days during Fiscal Year 2000. As a result of our merger with Engle Homes, which is being accounted for as a reorganization of entities under common control, Engle Homes’ results of operations are included from November 22, 2000, the earliest date that both we and Engle Homes were under common control.

      Our provision for income taxes increased to 37.3% during Fiscal Year 2001 from 36.5% during Fiscal Year 2000. This increase in our effective rate was primarily a result of an increase in state taxes, due to a higher proportion of our pretax income being generated from states which are subject to state income tax.

Homebuilding

      Homebuilding revenues increased to $1.39 billion during Fiscal Year 2001 from $0.55 billion during Fiscal Year 2000 primarily as a result of the inclusion of a full year of Engle Homes operations. This increase of 153% was due to an increase in revenues from home sales, to $1.37 billion in Fiscal Year 2001 from $0.54 billion in Fiscal Year 2000, and an increase in revenues from homesite/land sales, to $18.3 million during Fiscal Year 2001 from $6.3 million in Fiscal Year 2000. Home deliveries increased to 5,304 during Fiscal Year 2001 from 1,994 during Fiscal Year 2000.

      This increase in revenues from home sales is primarily attributable to the increase in the number of home deliveries which was slightly offset by a decrease in our average sale price per home delivered. The average sales price per home delivered for Fiscal Year 2001 decreased to $259,000 from $271,000 during Fiscal Year 2000. The decrease was primarily attributable to the change in the mix of deliveries between our regions. During Fiscal Year 2000, 72.2% of our deliveries occurred in Texas, which realized an average sales price per home delivered of $273,000, while only 8.9% of the deliveries occurred in Florida, which realized an average sales price per home delivered of $215,000. During Fiscal Year 2001, deliveries in Texas, which had an average sales price per home delivered of $267,000, decreased to 30.6%, while deliveries in Florida, which had an average sales price per home delivered of $227,000, increased to 36.4%. This was partially offset by the increase in our deliveries occurring in the West region. During Fiscal Year 2000, we generated 4.8% of our deliveries in the West, which realized an average sales price per home delivered of $259,000. During Fiscal Year 2001, deliveries in the West increased to 19.9%, with an average selling price per home delivered of $274,000.

      As a result of the inclusion of a full year of Engle Homes operations, Homebuilding cost of sales increased to $1.11 billion during Fiscal Year 2001 from $0.44 billion during Fiscal Year 2000. During Fiscal Year 2001 the cost of home sales was $1.09 billion as compared to $0.43 billion during Fiscal Year 2000. Our gross margin on home sales increased to 20.6% during Fiscal Year 2001 from 19.5% during Fiscal Year 2000. This increase in gross margin is primarily due to the shift in the product mix of homes closed to higher margin homes.

      SG&A expenses increased to $152.1 million during Fiscal Year 2001 from $63.8 million for Fiscal Year 2000. This increase of 138% is primarily due to the inclusion of a full year of Engle Homes operations. As a percentage of Homebuilding revenues, SG&A expenses remained relatively consistent, decreasing to 10.9% for Fiscal Year 2001 from 11.7% for Fiscal Year 2000.

      During Fiscal Year 2001 depreciation and amortization expense was $8.8 million as compared to $3.1 million during Fiscal Year 2000. Of these amounts, amortization of goodwill was $2.4 million in Fiscal Year 2001 and $1.6 million in Fiscal Year 2000. As a result of the adoption of SFAS 142 effective January 1, 2002, we ceased amortization of goodwill. The elimination of this amortization expense would have resulted in an increase in net income per common share of $0.05 during Fiscal Year 2001 and $0.08 during Fiscal Year 2000.

      During Fiscal Year 2001, we incurred $2.6 million in severance and merger related expenses. These expenses relate primarily to legal, consulting and related costs incurred in connection with the merger with Engle Homes.

Financial Services

      As a result of the inclusion of a full year of Engle Homes operations, Financial Services revenues increased to $32.7 million during Fiscal Year 2001 from $2.6 million during Fiscal Year 2000. Financial Services expenses increased to $17.7 million from $1.6 million.

Financial Condition, Liquidity and Capital Resources

Consolidated Statement of Financial Condition and Related Data

      The following table includes selected consolidated statement of financial condition and related data (dollars in thousands):

	As of December 31,
				As of
	2000	2001	2002	September 30, 2003

Cash-unrestricted	$24,251	$75,136	$49,211	$41,849
Inventory	$613,095	$645,986	$753,872	$1,041,350
Total assets	$868,553	$999,170	$1,034,888	$1,360,616
Homebuilding borrowings	$337,649	$308,697	$413,110	$531,671
Total borrowings(1)	$346,720	$347,386	$461,419	$574,045
Stockholders’ equity	$355,059	$413,370	$405,145	$467,743
Ratio of Homebuilding borrowings to total assets	38.9%	30.9%	39.9%	39.1%
Ratio of Homebuilding borrowings to capital(2)	48.7%	42.8%	50.5%	53.2%

(1)	Total borrowings includes Homebuilding borrowings and Financial Services borrowings.

(2)	Capital includes Homebuilding borrowings and stockholders’ equity. Capital excludes Financial Services borrowings.

Discussion of Financial Condition, Liquidity and Capital Resources

      Our Homebuilding operations’ primary uses of cash have been for land acquisitions, construction and development expenditures, and SG&A expenditures. Our sources of cash to finance these requirements have been primarily cash generated from operations and cash borrowed under our credit facilities. Our Financial Services segment relies primarily on internally generated funds, which include the proceeds generated from the sale of mortgages, and from the mortgage operations’ warehouse line of credit to fund our operations.

      At September 30, 2003, we had unrestricted cash and cash equivalents of $41.8 million as compared to $49.2 million at December 31, 2002.

      During the nine months ended September 30, 2003, cash used in operating activities was $13.5 million as compared to cash used in operating activities of $7.5 million for the nine months ended September 30, 2002. This increase is primarily a result of an increase in inventory of $133.7 million, excluding the impact of our acquisitions, as compared to a $71.7 million increase in inventory for the nine months ended September 30, 2002. This increase in inventory is part of our strategy to increase the number of active communities and our land positions. During the nine months ended September 30, 2003, including the impact of our acquisitions, our controlled homesites increased to 47,618 from 26,320.

      Cash used in investing activities was $90.7 million during the nine months ended September 30, 2003, as compared to $6.3 million during the nine months ended September 30, 2002. The increase in the use of cash in investing activities is primarily due to the acquisitions made during the nine months ended September 30, 2003, and $18.1 million in additional consideration.

      On February 28, 2003, we acquired the net assets of The James Construction Company, a homebuilder operating in the greater Denver, Colorado area, for approximately $22.0 million in cash. In addition, we are obligated to pay an additional $1.4 million over a two year period.

      On February 6, 2003, we acquired the net assets of Trophy Homes, Inc., a homebuilder operating in Las Vegas, Nevada, and certain homesites for approximately $36.2 million in cash. In addition, if certain targets are met regarding home deliveries during 2003 and 2004, we will be obligated to pay up to an additional $2.5 million to the sellers over a two year period. Of this amount, we paid $1.3 million of additional consideration during the nine months ended September 30, 2003.

      As a result of the increases in our land positions and the recent acquisitions, our ratio of Homebuilding borrowings to total assets was 39.1% at September 30, 2003, as compared to 37.6% at September 30, 2002. Our ratio of Homebuilding borrowings to capital was 53.2% at September 30, 2003 as compared to 48.8% at September 30, 2002.

      On February 3, 2003, we issued $100.0 million of 9% Senior Notes due 2010 at a price of 94.836% of the principal amount plus interest accrued since January 1, 2003. The net proceeds of approximately $93.6 million were primarily used to repay amounts outstanding under our revolving credit facility. The February 2003 Senior Notes were issued pursuant to an indenture with substantially the same terms and conditions as the indenture pursuant to which we issued the June 2002 Senior Notes.

      On April 22, 2003, we issued an additional $35.0 million of our 10 3/8% Senior Subordinated Notes due 2012 at a price of 98.5% of the principal amount plus interest accrued since January 1, 2003. The net proceeds of approximately $34.5 million were used to repay the amounts outstanding under our credit facility. These additional debt securities were issued under the same indenture pursuant to which we issued our June 2002 Senior Subordinated Notes.

      Interest on our outstanding senior notes and senior subordinated notes is payable on January 1 and July 1 of each year. The senior notes are guaranteed by all of our material domestic subsidiaries. The senior notes rank pari passu in right of payment with all of our existing and future unsecured senior debt and senior in right of payment to the senior subordinated notes and any future subordinated debt. The senior subordinated notes rank pari passu in right of payment with all of our existing and future unsecured senior subordinated debt and are guaranteed on a senior subordinated basis by all of our material domestic subsidiaries. The indentures governing the senior and senior subordinated notes require us to maintain a minimum net worth and place certain restrictions on our ability, among other things, to incur additional debt, pay or make dividends or other distributions, sell assets, enter into transactions with affiliates, and merge or consolidate with other entities. The interest rates on our outstanding senior and senior subordinated notes are higher than the collective interest rates on the obligations that were repaid. As a result of the higher interest rates and the assumption of approximately $75 million of Technical Olympic’s debt in connection with the merger of Engle Holdings, we anticipate that interest incurred will exceed the amounts which would have been incurred under the prior borrowings. Therefore, the increased interest incurred will have an effect on gross margins in future periods.

      On April 4, 2003, we amended our revolving credit facility to increase the amount we are permitted to borrow. Our revolving credit facility permits us to borrow to the lesser of (i) $315.0 million, or (ii) our borrowing base (calculated in accordance with the revolving credit facility agreement) minus our outstanding senior debt, and to issue letters of credit up to $80.0 million. In addition, we have the right to increase the size of the facility to provide for up to an additional $10.0 million of revolving loans, subject to meeting certain requirements. The revolving credit facility expires on June 26, 2005. As of September 30, 2003, we had drawn down $45.0 million and had issued letters of credit of $67.8 million and as a result, had $202.2 million in availability under the revolving credit facility. Loans outstanding under the facility may be base rate loans or Eurodollar loans, at our election. Base rate loans accrue interest at a rate per annum equal to (i) an applicable margin plus (ii) the higher of (A) Citibank, N.A.’s base rate, (B) 0.5% plus the three week average of the reserve-adjusted three-month certificate of deposit rate and (C) 0.5% plus the Federal Funds Rate. Eurodollar loans accrue interest at a rate per annum equal to (i) an applicable margin plus (ii) the reserve-adjusted Eurodollar rate for the interest period. Applicable margins will be adjusted based on the ratio of our liabilities to our tangible worth. At September 30, 2003, our loans outstanding under the revolving credit facility accrued interest at a rate of 5.12% per annum. The revolving credit facility requires us to (1) maintain specified financial ratios regarding leverage, interest coverage, consolidated tangible net worth and certain operational measurements and (2) satisfy certain financial condition tests. The revolving credit facility also places certain restrictions on, among other things, our ability to incur additional debt or liens, pay or make dividends or other distributions, sell assets, enter into transactions with affiliates and merge or consolidate with other entities. The revolving credit facility is secured by a first-priority perfected lien on all capital stock of subsidiaries owned by us. Our obligations under the revolving credit facility are guaranteed by all our domestic subsidiaries (subject to certain limited exceptions).

      To fund the origination of residential mortgage loans, our subsidiary, Preferred Home Mortgage Company (“Preferred Home”) entered into a $65.0 million revolving warehouse line of credit, which we refer to as our warehouse line of credit. The warehouse line of credit is comprised of (1) a credit facility (the “PHMC Credit Facility”) providing for revolving loans of up to $40.0 million, subject to meeting borrowing base requirements based on the value of collateral provided and (2) mortgage loan purchase and sale agreements (the “Purchase Facility”) which provide for the purchase by the lender of up to $25.0 million in mortgage loans generated by Preferred Home. At no time may the amount outstanding under the facility plus the amount of purchased loans pursuant to the purchase and sale agreements exceed $65.0 million. The warehouse line of credit expires on November 21, 2003. As of September 30, 2003, we had $42.4 million outstanding under the warehouse line of credit. The PHMC Credit Facility bears interest, at Preferred Home’s option, at either, (1) the Federal Funds rate plus 1.375% or (2) the Eurodollar rate plus 1.25%. Amounts outstanding under the Purchase Facility bear interest at the Eurodollar rate plus 1.125%. As of September 30, 2003, our loans outstanding under the warehouse line of credit accrued interest at a blended rate of 2.46% per annum. The warehouse line of credit requires Preferred Home to maintain certain financial ratios and minimums. The warehouse line of credit is guaranteed by us and secured by funded mortgages which are pledged as collateral.

      We believe that as a result of our offering of senior notes in February 2003 and senior subordinated notes in April 2003 and the increase in our revolving credit facility, we will have adequate financial resources, including cash from operations and availability under the revolving credit facility and the warehouse line of credit, to meet our current and anticipated working capital and land acquisition and development needs based on current market conditions. However, there can be no assurance that the amounts available from such sources will be sufficient. If we identify new acquisition opportunities, or if our operations do not generate sufficient cash from operations at levels currently anticipated, we may need to seek additional debt or equity financing to operate and expand our business.

      At September 30, 2003, the amount of our annual debt service payments was $49.9 million. This amount included annual debt service payments on the senior and senior subordinated notes of $46.2 million and interest payments on the revolving credit facility, the warehouse line of credit, and other notes of $3.7 million based on the balances outstanding as of September 30, 2003. The amount of our annual debt service payments on the revolving credit facility fluctuates based on the principal outstanding under the facility and the interest rate. An increase or decrease of 1% in interest rates will change our annual debt service payments by $0.9 million per year. The revolving credit facility terminates in June 2005 at which time we will be required to repay all outstanding principal. Under certain circumstances, we may extend the facility in one-year increments, for up to two additional years.

Backlog

      As of September 30, 2003, we had 3,327 homes in backlog representing $902.9 million in revenue, as compared to 2,337 homes in backlog representing $659.9 million in revenue as of September 30, 2002. This increase in revenue in backlog of 37% is primarily attributable to the homes in backlog of our recent acquisitions as well as increased sales activity in several of our existing markets. Our average selling price of homes in backlog has declined slightly to $271,000 as of September 30, 2003 from $282,000 as of September 30, 2002 as a result of our product diversification.

Dividends

      We did not declare or pay any dividends during Fiscal Year 2002 or the first nine months of 2003. We paid a dividend of $0.54 per share of common stock (on a pre-restatement basis and $0.22 per share on a restated basis) in Fiscal Year 2001 ($6.2 million in the aggregate). We did not pay any cash dividends on our common stock in Fiscal Year 2000. Prior to its merger with us, Engle Homes made net distributions of $4.8 million during Fiscal Year 2002, $29.5 million during Fiscal Year 2001 and $0.4 million during Fiscal Year 2000.

Recent Accounting Pronouncements

      In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 145, “Reporting Gains and Losses from Extinguishment of Debt,” which rescinded SFAS No. 4, No. 44, and No. 64 and amended SFAS No. 13. The new standard addresses the income statement classification of gains or losses from the extinguishment of debt and criteria for classification as extraordinary items. We adopted SFAS No. 145 during 2002.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations do not apply to product warranties. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of the initial recognition and initial measurement provisions of FIN 45 did not have a material effect on our financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which amends SFAS No. 123. The new standard provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the affect of the method used on reported results. We have not elected to change to the fair value based method of accounting for stock-based employee compensation. We adopted the disclosure provisions of SFAS No. 148 in our first fiscal quarter ending March 31, 2003.

      In January 2003, the FASB issued FASB Interpretation (Interpretation) No. 46, “Consolidation of Variable Interest Entities.” Interpretation No. 46 is applied immediately to variable interest entities (VIEs) created after January 31, 2003, and with respect to variable interests held before February 1, 2003, Interpretation No. 46 will apply beginning with interim and annual periods ending on or after December 15, 2003. Interpretation No. 46 addresses consolidation by business enterprises of VIEs which have one or both of the following characteristics: (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity; or (2) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entities’ activities through voting rights or similar rights; or (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities; or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

      Generally, in the homebuilding industry, homebuilders will enter into option contracts for the purchase of land or homesites with land sellers and third-party financial entities, some of which may qualify as VIEs, as a method of acquiring developed homesites. We believe that Interpretation No. 46 must be evaluated as it relates to these and similar types of arrangements. In applying Interpretation No. 46 to our homesite option contracts, estimates regarding cash flows and other assumptions have to be made. We believe that our critical assumptions are reasonable based on historical evidence and industry practice. Based on our analysis of contracts entered into after January 31, 2003, we determined that we are the primary beneficiary of certain of these homesite option contracts. Consequently, Interpretation No. 46 requires us to consolidate the assets (homesites) at their fair value, although (1) we have no legal title to the assets, (2) our maximum exposure to loss is limited to the deposits or letters of credits placed with these entities, and (3) creditors, if any, of these entities have no recourse against us. The effect of the consolidation was to increase inventory by $55.5 million, excluding deposits of $4.6 million which had been previously recorded, with a corresponding increase to consolidated land bank obligations in the accompanying consolidated statement of financial condition as of September 30, 2003.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 (our quarter ending September 30, 2003) with the exception of an indefinite deferral relating to application to limited life entities. We do not believe that the implementation of SFAS No. 150 will have a material impact on our financial condition, results of operations or cash flows.

Seasonality of Operations

      The homebuilding industry tends to be seasonal, as generally there are more homes sold in the spring and summer months when the weather is milder, although the rate of sales contracts for new homes is highly dependent on the number of active communities and the timing of new community openings. We operate primarily in the southwest and southeast, where weather conditions are more suitable to a year-round construction process than in other parts of the country. Because new home deliveries trail new home contracts by several months, we typically have a greater percentage of home deliveries in the fall.

Inflation

      We may be adversely affected during periods of high inflation, primarily because of higher land and construction costs. In addition, inflation may result in higher mortgage interest rates, which may significantly affect the affordability of permanent mortgage financing for prospective purchasers. Inflation also increases our interest costs. We attempt to pass through to our customers any increases in our costs through increased selling prices and, to date, inflation has not had a material adverse effect on our results of operations. However, there is no assurance that inflation will not have a material adverse impact on our future results of operations.

Quantitative and Qualitative Disclosures About Market Risk

      As a result of our notes offerings, at September 30, 2003, $485.0 million of our outstanding borrowings are based on fixed interest rates. We are exposed to market risk primarily related to potential adverse changes in interest rates on our existing construction loans, warehouse line of credit, and revolving credit facility. The interest rates relative to these borrowings fluctuate with the prime and LIBOR lending rates, both upwards and downwards. We have not entered into derivative financial instruments for trading or speculative purposes. As of September 30, 2003, we had an aggregate of approximately $94.2 million drawn under our bank loan arrangements that are subject to changes in interest rates. An increase or decrease of 1% in interest rates will change our annual debt service payments by $0.9 million per year as a result of our bank loan arrangements that are subject to changes in interest rates.

      The following table presents the future principal payment obligations and weighted average interest rates associated with our long-term debt instruments assuming our actual level of long-term debt indebtedness as of September 30, 2003:

Expected Maturity Date

(in thousands)

	2003	2004	2005	2006	2007	Thereafter	Fair Value

Liabilities
Long-term debt	—	—	—	—	—	—	—
Fixed rate (9.0%)	—	—	—	—	—	$300,000	$322,680
Fixed rate (10 3/8%)	—	—	—	—	—	$185,000	$189,181
Variable rate, revolving loan (5.12% at September 30, 2003)	—	—	$45,000	—	—	—	$45,000
Variable rate, warehouse line of credit (2.64% at September 30, 2003)	$42,374	—	—	—	—	—	$42,374
Other homebuilding borrowings (at various interest rates ranging from 4.0% to 6.0%)	$811	$392	$5,633	—	—	—	$6,836

      Our operations are interest rate sensitive. Overall housing demand is adversely affected by increases in interest rates. If mortgage interest rates increase significantly, this may negatively affect the ability of homebuyers to secure adequate financing. Higher interest rates will adversely affect our revenues, gross margins, and net income. Higher interest rates also increase our borrowing costs because, as indicated above, our bank loans will fluctuate with the prime and LIBOR lending rates, both upwards and downwards.

      We may be adversely affected during periods of high inflation, primarily because of higher land and construction costs. In addition, inflation may result in higher mortgage interest rates, which may significantly affect the affordability of permanent mortgage financing for prospective purchasers. Inflation also increases our interest costs. We attempt to pass through to our customers any increases in our costs through increased selling prices and, to date, inflation has not had a material adverse effect on our results of operations. However, there is no assurance that inflation will not have a material adverse impact on our future results of operations.

BUSINESS

      We design, build and market high quality detached single-family residences, town homes, and condominiums. We operate in markets characterized by strong population and income growth. Currently we conduct homebuilding operations in 14 metropolitan markets, located in four major geographic regions: Florida, the Mid-Atlantic, Texas and the West.

      For the twelve months ended December 31, 2002, we delivered 5,085 homes, with an average sales price of $265,000, and generated approximately $1.3 billion in revenues from home sales and $67.0 million in income from continuing operations. For the nine months ended September 30, 2003, we delivered 4,332 homes, with an average sales price of $262,000, and generated approximately $1.1 billion in revenues from home sales and $62.4 million in income from continuing operations. Our backlog of homes at September 30, 2003 was 3,327 homes under contract, representing $902.9 million in expected revenues.

      We market our homes to a diverse group of homebuyers, including “first-time” homebuyers, “move-up” homebuyers, homebuyers who are relocating to a new city or state, buyers of second or vacation homes, active-adult homebuyers and homebuyers with grown children who want a smaller home (“empty-nesters”). Our homes are marketed under various brand names, including Engle Homes, Newmark Homes, Fedrick, Harris Estate Homes, Marksman Homes, D.S. Ware Homes, Masonry Homes, Trophy Homes and James Company. As of September 30, 2003, we either owned or had options to acquire 47,618 homesites, and we were actively marketing in 206 communities.

      As part of our objective to provide homebuyers a seamless home purchasing experience, we have developed, and are expanding, our complementary financial services business. As part of this business, we provide mortgage financing and closing services and offer title, homeowners’ and other insurance products. Our mortgage financing operation’s revenues consist primarily of origination and premium fee income, interest income and the gain on the sale of the mortgages, as we sell substantially all of our mortgages and the related servicing rights to third-party investors. Our mortgage financing services are used primarily by buyers of our homes, although we also offer these services to existing homeowners refinancing their mortgages. By comparison, our closing services and our insurance agency operations are used by our homebuyers as well as a broad range of other clients purchasing or refinancing residential or commercial real estate.

Company History

      Our predecessor company was founded in Houston, Texas in 1983. Our company was formed in 1994 as a Nevada corporation under the name Newmark Homes Corp. We completed our initial public offering of common stock in March 1998. In March 2001, we changed the state of our incorporation from Nevada to Delaware.

      In December 1999, Technical Olympic acquired 80% of our common stock. At the time it acquired us, Technical Olympic was a wholly-owned subsidiary of Technical Olympic (UK) Limited, an entity formed under the laws of the United Kingdom, which was a wholly-owned subsidiary of Technical Olympic S.A., a publicly-traded Greek corporation. In October 2003, as part of a restructuring transaction, all of the shares of Technical Olympic were sold by Technical Olympic (UK) Limited to Technical Olympic, S.A. Technical Olympic was then merged with and into TOI, LLC, a newly formed wholly-owned subsidiary of ours. As part of the merger, Technical Olympic S.A. acquired the shares of our common stock. The restructuring was accomplished to eliminate global tax inefficiencies resulting from a double holding company structure.

      On April 15, 2002, we sold the stock of our wholly-owned subsidiary, Westbrooke Acquisition Corp., to Standard Pacific Corp. for consideration consisting of $41.0 million in cash and the repayment by Standard Pacific of $54.4 million of Westbrooke’s debt. Westbrooke Acquisition and its subsidiaries build homes in South Florida under the name of “Westbrooke Homes.”

      On June 25, 2002, Engle Homes Holdings Corp., a wholly-owned subsidiary of our then majority stockholder, Technical Olympic, merged with and into us and we changed our name to Technical Olympic USA, Inc.

      On October 4, 2002, we acquired the net assets of D.S. Ware Homes LLC, a homebuilder operating in Jacksonville, Florida, for $35.6 million in cash. In addition, because certain earnings targets were met for the five-month period after the closing, we paid an additional $5.2 million in cash to the sellers in April 2003.

      On November 18, 2002, we acquired the net assets of Masonry Homes, Inc., a homebuilder operating in the northwestern suburbs of Baltimore, Maryland and southern Pennsylvania, for $17.1 million in cash. In addition, if certain targets are met regarding home deliveries, the development and/or subdivision of certain homesites and earnings for the 2003 and 2004 fiscal years, we will be obligated to pay up to an additional $21.3 million in cash to the sellers over a two-year period, of which $11.3 million was paid on February 4, 2003.

      On February 6, 2003, we acquired the net assets of Trophy Homes, Inc., a homebuilder operating in Las Vegas, Nevada and certain homesites for approximately $36.2 million in cash. In addition, if certain targets are met regarding home deliveries during 2003 and 2004, we will be obligated to pay up to an additional $2.5 million over a two year period.

      On February 28, 2003, we acquired the net assets of The James Construction Company, a homebuilder operating in the greater Denver, Colorado area, for approximately $22.0 million in cash. In addition, we are obligated to pay an additional $1.4 million over a two year period.

Competitive Strengths

High Growth Markets

      We believe that by focusing our homebuilding operations in high growth markets, we are well positioned to expand our business and maximize our financial returns. We operate in five of the eight fastest growing states in the United States, based on population growth from 1990 to 2000. The average median population growth in the eight states where we operate was 28.1% from 1990 to 2000, as compared to the U.S. average of 13.1%. In addition, each of the states in which we operate has demonstrated a history of solid economic growth. These eight states had an average median income growth of 13.3%, as compared to the U.S. average of 4.0%, from 1989 to 1999. We expect that these growth trends will increase future housing demand in our markets. Additionally, based on our relative position in each of these markets, we believe we have the opportunity to expand our operations.

Geographic and Customer Diversification

      We operate in 14 geographically diverse markets. For the twelve months ended December 31, 2002, none of our metropolitan markets represented more than 18% of our total revenues. Within our markets, we target a diverse customer base including first-time, move-up, relocating, active-adult and empty-nester homebuyer segments. For the twelve months ended September 30, 2003, we generated 43% of our revenues from home sales from homes in the $200,000 to $300,000 price range, 29% of our revenues from home sales from homes in the $300,000 to $400,000 price range, 16% of our revenues from home sales from homes in the under $200,000 price range, and 12% of our revenues from home sales from homes in the over $400,000 price range. We believe that this diversification protects us from downturns in any one market or price segment and provides us with additional growth opportunities.

Experienced Management Team

      We balance our local expertise and focus with a seasoned and professional senior management team. Our regional and divisional managers have an average of more than 20 years of homebuilding experience in their local markets. As a result, they have developed in-depth market expertise and familiarity with their customers and subcontractors. In addition, as a result of their long-standing relationships with local land sellers and developers, our regional and divisional managers are well-positioned to acquire premium land and homesites. Our senior corporate managers have an average of more than 18 years of experience in the homebuilding business and have a successful track record of delivering strong results in varying homebuilding cycles. The experience and depth of our management team provides us the capability to quickly evaluate and successfully capitalize on market opportunities and adjust to changing national, regional and local business conditions.

Strong Land Positions and Disciplined Acquisition Strategy

      Land is our key raw material and one of our most valuable assets. We believe that by acquiring land and homesites in premier locations, we enhance our competitive standing and reduce our exposure to economic downturns. We believe that homes in premier locations continue to attract homebuyers in both strong and weak economic conditions. We consider that our disciplined acquisition strategy of balancing homesites and land we own and those we can acquire under option contracts provides us access to a substantial supply of quality homesites and land while conserving our invested capital and optimizing our returns. Generally, we acquire only homesites and entitled land suitable for homesite development and residential construction.

Strong Brand Recognition and Customer Service

      We market our homes under various brand names, including Engle Homes, Newmark Homes, Fedrick, Harris Estate Homes, Marksman Homes, D.S. Ware Homes, Masonry Homes, Trophy Homes and James Company. We believe our brands are widely recognized in the markets in which we operate for providing quality homes in desirable locations and enjoy a solid reputation among potential homebuyers. We believe that customer satisfaction enhances our reputation for quality and service and leads to significant repeat and referral business. In our industry, customer satisfaction is based in large part on our ability to respond promptly and courteously to homebuyers before, during and after the sale of our homes. As part of our customer service program, we conduct pre-delivery inspections to promptly address any outstanding construction issues and contract independent third parties to conduct periodic post-delivery evaluations of the customer’s satisfaction with their home, as well as the customer’s experience with our sales personnel, construction department and title and mortgage services.

Business Strategies

Capitalize on Growth Potential in Our Current Markets

      We believe that a significant portion of our future growth will stem from our ability to increase our homes sales and capture additional market share within our current markets. Currently, we conduct homebuilding operations in 14 metropolitan markets, each of which is highly fragmented with numerous smaller homebuilders. Our reputation as a high quality homebuilder combined with our financial resources gives us an advantage over many smaller homebuilders with whom we compete. Based on management estimates, we are positioned as a top-five homebuilder in three of our current markets. Consequently, we have an opportunity to significantly strengthen our market position by expanding our product offerings and increasing the number of our active selling communities. Our current markets have demonstrated solid income and population growth trends. As a result, we expect that strong demand for new housing in our current markets will also contribute to our growth. By leveraging our current operations, we believe that we will, over time, maximize our financial returns, strengthen our margins and increase our revenues and profitability.

Implement Performance Improvement and Best Practices Initiatives

      As part of our goal of strengthening our financial returns, we continuously monitor and evaluate our systems, practices and procedures in order to improve our operations. To assist with the measurements of our results and the results of our operating divisions, we utilize a detailed “Performance Improvement Plan” that focuses on techniques to enhance operating efficiencies. We have, and will continue to, implement best practices across our operating divisions and believe that this operating strategy has allowed, and will continue to allow, us to:

•	implement innovative information systems to, among other things, monitor homebuilding production, scheduling and budgeting and facilitate communication among our divisions with respect to the design and construction of our homes;

•	reduce the time necessary to complete each stage in the homebuilding process;

•	effectively manage our inventory of homes;

•	use our purchasing power to achieve volume discounts and the best possible service from our vendors; and

•	achieve more favorable pricing of homesite premiums and options.

Grow Our Financial Services Business

      Our financial services operations require minimal capital investment and are highly profitable because of the high margins we obtain from our mortgage financing operation and the high volume of transactions generated from our title insurance and closing services operations. We believe that these financial services complement our homebuilding operations and provide homebuyers a seamless home purchasing experience. For the nine months ended September 30, 2003, approximately 58% of our homebuyers used the services of our mortgage business, while 81% of our homebuyers used our title and closing services and 21% used our insurance agencies to obtain insurance. We believe that we have an opportunity to grow our financial services business by:

•	increasing the percentage of our homebuyers who use our financial services;

•	marketing our financial services more actively to buyers of homes built by other homebuilders, including smaller homebuilders that do not provide their own financial services; and

•	offering additional services that complement our existing financial services in all our markets.

Selectively Expand Into New Markets

      We intend to supplement our primary growth strategy of expansion in our current markets with a disciplined, financial return oriented approach to entering new markets. We will focus on entering metropolitan areas that have favorable homebuilding characteristics, including availability of strong management with local market expertise as well as solid income and population growth trends, significant single-family home permit activity, a diversified economy and an adequate supply of obtainable homesites. We believe this long-term emphasis on geographic diversification across a range of growing markets with strong fundamentals will enable us to minimize our exposure to adverse economic conditions, seasonality and housing cycles in individual local markets. We will enter new markets through strategic acquisitions of other homebuilders and, to the extent we enter new markets that complement and/or are in close proximity to our current markets, we will utilize our existing management expertise and resources to establish operations.

Homebuilding Operations

Markets

      We operate in 14 metropolitan markets located in four major geographic regions: Florida; the Mid-Atlantic; Texas; and the West. For the twelve months ended December 31, 2002, none of our metropolitan markets represented more than 18% of our total revenues. We select our target geographic markets based on, among other things, historical and projected population growth, projected job growth, regional economic conditions, availability of strong management with local expertise, land availability, single-family home permit activity and price, the local land development process, consumer tastes, competition, housing inventory and secondary home sales activity.

      Florida. Our Florida region is comprised of four metropolitan markets: Jacksonville; Orlando; Southeast Florida, which is comprised of Broward, Palm Beach, Martin, Port St. Lucie and Indian River Counties; and Southwest Florida, which is comprised of Fort Myers and Naples. We conduct business in our Orlando, Southeast Florida and Southwest Florida markets under the Engle Homes brand name. We entered the Jacksonville market in October 2002 through the acquisition of D.S. Ware Homes and continue to conduct business in Jacksonville under the D.S. Ware Homes brand name. For the twelve months ended December 31, 2002, we delivered 2,024 homes in Florida, generating $496.7 million, or 36.8% of our revenues from home sales. For the nine months ended September 30, 2003, we delivered 1,628 homes in Florida, generating $394.5 million, or 34.8% of our revenues from home sales for the period.

      Mid-Atlantic. Our Mid-Atlantic region is comprised of three metropolitan markets: Baltimore, Maryland/Southern Pennsylvania; Nashville, Tennessee; and Northern Virginia. We entered the Baltimore market in November 2002 through the acquisition of Masonry Homes and continue to conduct business in this market under the Masonry Homes brand name. We conduct business in Nashville under the Newmark Homes and Fedrick, Harris Estate Homes brand names. We conduct business in Northern Virginia under the Engle Homes brand name. For the twelve months ended December 31, 2002, we delivered 564 homes in our Mid-Atlantic region generating $197.8 million, or 14.7% of our revenues from home sales. For the nine months ended September 30, 2003, we delivered 472 homes in the Mid-Atlantic region, generating $153.6 million, or 13.5% of our revenues from home sales for the period.

      Texas. Our Texas region is comprised of four metropolitan markets: Austin; Dallas/Ft. Worth; Houston; and San Antonio. We conduct business in all of our markets in Texas under the Newmark Homes brand name. We also conduct business under the Engle Homes brand name in the Dallas/Fort Worth market and under the Fedrick, Harris Estate Homes brand name in Austin, Dallas and Houston. We build in both mini-master and master plan communities in Texas. In addition, to meet varying local demand in each of our Texas markets, a considerable number of our homes in the Texas market are built as “speculative” homes, which means we build the homes prior to having sold them. The number of speculative homes we build in any given community or market is influenced by local market factors, such as new employment opportunities, significant job relocations, housing demand, local market customs and the length of time we have operated in the market. For the twelve months ended December 31, 2002, we delivered 1,539 homes in Texas, generating $397.1 million, or 29.4% of our revenues from home sales. For the nine months ended September 30, 2003, we delivered 1,127 homes in Texas, generating $294.8 million, or 26.0% of our revenues from home sales for the period.

      West. Our West region is comprised of three metropolitan markets: the Colorado Front Range, which is comprised of Denver, Boulder and Colorado Springs; Las Vegas, Nevada; and Phoenix, Arizona. In our Colorado market we conduct business under the Engle Homes brand name and recently expanded our market by the acquisition of The James Construction Company. We continue to conduct business in the greater Denver area under The James Company brand name. Recently, we entered into the Las Vegas market through the acquisition of Trophy Homes. We continue to conduct business in Las Vegas under the Trophy Homes brand name. In the Phoenix market, we conduct business under the Engle Homes brand name. For the twelve months ended December 31, 2002, we delivered 958 homes in our West region generating $258.1 million, or 19.1% of our revenues from home sales. For the nine months ended September 30, 2003, we delivered 1,105 homes in the West region, generating $291.1 million, or 25.7% of our revenues from home sales for the period.

Product Mix

      We select our product mix in a particular geographic market based on the demographics of the market, demand for a particular product, margins and the economic strength of the market. We regularly review our product mix in each of our markets so that we can quickly respond to market changes and opportunities.

      For the twelve months ended September 30, 2003, we generated 43% of our revenues from home sales from homes in the $200,000 to $300,000 price range, 29% of our revenues from home sales from homes in the $300,000 to $400,000 price range, 16% of our revenues from home sales from homes in the under $200,000 price range, and 12% of our revenues from home sales from homes in the over $400,000 price range.

Land and Homesites

      Types of Land and Homesites. Generally, we only acquire “entitled” land or homesites in our homebuilding operations. Land is entitled when all requisite residential zoning has been obtained for it. We attempt to acquire entitled homesites that have water and sewage systems, streets and other infrastructure in place (we refer to these homesites as “developed homesites”) because these homesites are ready to have houses built on them. Before we can build a house on an entitled homesite that is not developed, the necessary infrastructure must be put in place. We generally acquire homesites that are located adjacent to or near our other homesites in a community, which enables us to build and market our homes more cost efficiently than if the homesites were scattered throughout the community. Cost efficiencies arise from economies of scale, such as shared marketing expenses and project management.

      Land Acquisition Policies. We have adopted strict land acquisition policies and procedures that cover all homesite acquisitions, including homesites acquired through option contracts. These policies and procedures impose strict standards for assessing all proposed land purchases with the goal of minimizing risk and maximizing our financial returns.

      Initially, our experienced management teams in each of our divisions conduct extensive analysis on the local market to determine if we want to enter, or expand, our operations in that market. As part of this analysis, we review a variety of factors, including:

•	historical and projected population and employment rates for the surrounding area;

•	demographic information such as age, education and economic status of the homebuyers in the area;

•	suitability for development within two to four years of acquisition;

•	desirability of location, including proximity to metropolitan area, local traffic corridors and amenities; and

•	prices of comparable new and resale houses in the area.

      We then evaluate and identify specific homesites in desirable locations that are consistent with our strategy for the particular market, including the type of home and anticipated sales price that we wish to offer in the community. In addition, we review:

•	estimated costs of completed homesite development;

•	current and anticipated competition in the area, including the type and anticipated sales price of homes offered by our competitors;

•	opportunity to acquire additional homesites in the future, if desired; and

•	results of financial analysis, such as projected profit margins and return on invested capital.

      In addition, we conduct extensive environmental due diligence, including on-site inspection and soil testing, and confirm that the land has the necessary zoning and other governmental entitlements required to develop and use the property for residential home construction.

      Each land acquisition proposal, which contains specific information relating to the market, property and community, is then subject to review and approval by our Management Executive Committee. The Management Executive Committee is comprised of our senior corporate officers and representatives from our Homebuilding operations.

      Land Supply. We acquire the entitled land and homesites we require for our homebuilding operations through a combination of purchases and option contracts. Under the option contracts, we purchase the right, but not the obligation, to buy homesites at predetermined prices on a predetermined takedown schedule anticipated to be commensurate with home starts. Homesite option contracts are non-recourse, thereby limiting our financial exposure to non-refundable deposits, which are typically less than 20% of the underlying purchase price. This enables us to control significant homesite positions with a minimal capital investment and reduces the risks associated with land ownership and development. We believe that our local reputation with land sellers or developers provides us a competitive advantage in acquiring homesites through option contracts. At September 30, 2003, we had 33,822 homesites under option or similar contracts, representing approximately 71% of our total homesite supply, and we had approximately $75.1 million in deposits under those option contracts.

      As of September 30, 2003, we had 47,618 homesites which were either owned or controlled under option contracts in our homesite inventory. This represents supply for approximately four years of operations, based on our current projections for home sales. The table below shows our homesite inventory by region and in total for the periods indicated:

	At December 31,
				At September 30,
	2000(1)	2001	2002	2003

Florida	6,580	4,750	11,312	16,393
Mid-Atlantic	1,879	2,158	4,935	5,330
Texas	3,720	3,940	5,048	10,188
West	4,042	4,136	5,025	15,707

Total(2)	16,221	14,984	26,320	47,618

(1)	The homesite inventory as stated for 2000 reflects Newmark Homes’ homesite position as of December 31 combined with Engle Homes’ homesite position as of October 31.

(2)	Includes 7,062, 7,644 and 16,474 homesites under option contracts as of December 31, 2000, 2001 and 2002, respectively and 33,822 homesites under option contracts as of September 30, 2003.

      As part of our land inventory management strategy, we occasionally exchange or sell a portion of the homesites and entitled land that we have purchased to third-party builders. Our division managers are constantly reviewing the competitive landscape and characteristics of each of our local markets. As we determine that certain types of homes, homes with certain anticipated prices or homes in certain communities are either selling quicker or at better margins, we will exchange or sell our homesites or land for other homesite or land options to capitalize on the market opportunities.

Purchasing

      We use our purchasing power to achieve volume discounts and the best possible service from our vendors, thereby reducing costs, ensuring timely deliveries and reducing the risk of supply shortages due to allocations of materials. We have negotiated price arrangements, which we believe are favorable, to purchase lumber, sheetrock, appliances, heating and air conditioning, counter tops, bathroom fixtures, roofing and insulation products, concrete, bricks, floor coverings and other housing equipment and materials. Our purchase contracts are with high quality national and regional suppliers. There are no minimum purchase requirements for these arrangements, with flexibility reserved for each division to make independent purchasing decisions.

Design

      To appeal to the tastes and preferences of local communities, we expend considerable effort in developing an appropriate design and marketing concept for each community, including determining the size, style and price range of the homes and, in certain projects, the layout of streets, individual homesites and overall community design. In addition, in certain markets, outside architects who are familiar with the local communities in which we build, assist us in preparing home designs and floor plans. The product line that we offer in a particular community depends upon many factors, including the housing generally available in the area, the needs of the particular market and our costs of homesites in the community. To improve the efficiency of our design process and make full use of our resources and expertise, we maintain a company-wide database of detailed information relating to the design and construction of our homes, including architectural plans previously or currently used in our other communities.

Design Centers

      We maintain design centers in most of our markets as part of our marketing process and to assist our homebuyers in selecting options and upgrades which can result in additional revenues. The design centers heighten interest in our homes by allowing homebuyers to participate in the design process and introducing homebuyers to the various flooring, lighting, fixtures and hardware options available to them. In keeping with our regional approach, each region decides what type of design center is suitable for the local area. While the size and content of our design centers vary between markets, the focus of all of our design centers is on making the homebuyer’s selection process less complicated and an enjoyable experience, while increasing our profitability.

Construction

      Subcontractors perform substantially all of our construction work. Our construction superintendents monitor the construction of each home, coordinate the activities of subcontractors and suppliers, subject the work of subcontractors to quality and cost controls and monitor compliance with zoning and building codes. We typically retain subcontractors pursuant to a contract that obligates the subcontractor to complete construction at a fixed price in a “workmanlike manner.” In addition, under these contracts the subcontractor provides us with standard indemnifications and warranties. Typically, we work with the same subcontractors within each market, which provides us with a stable and reliable work force and better control over the costs and quality of the work performed. Although we compete with other homebuilders for qualified subcontractors, we have established long-standing relationships with many of our subcontractors and have not experienced any material difficulties in obtaining the services of desired subcontractors.

      We typically complete the construction of a home within four to five months. Construction time, however, depends on weather, availability of labor, materials, supplies and other factors. We do not maintain significant inventories of construction materials, except for materials related to work in progress for homes under construction. Generally, the construction materials used in our operations are readily available from numerous sources. We have established price arrangements or contracts, which we believe are favorable, with suppliers of certain of our building materials, but we are not under specific purchasing requirements. In recent years, we have not experienced significant delays in construction due to shortages of materials.

      We have, and will continue to establish, and maintain information systems and other practices and procedures that allow us to more effectively manage our subcontractors and the construction process. For example, we have implemented information systems that monitor homebuilding production, scheduling and budgeting. We believe that this program has and will continue to improve our efficiency and decrease our construction time.

Marketing and Sales

      We build and market different types of homes to meet the needs of different homebuyers and the needs of different markets. We employ a variety of marketing techniques to attract potential homebuyers through numerous avenues, including Internet web sites for our various homebuilding brands and subsidiaries, advertising and other marketing programs. We advertise on television, in newspapers and other publications, through our own brochures and newsletters, on billboards and in brochures and newsletters produced and distributed by real estate and mortgage brokers. Some of our suppliers participate in our advertising and promotional materials, either through co-branding, cost-sharing or through rebates.

      We typically conduct home sales activities from sales offices located in furnished model homes in each community. We use commissioned sales personnel who assist prospective buyers by providing them with floor plans, price information, tours of model homes and information on the available options and other custom features. We provide our sales personnel with extensive training, and we keep them updated as to the availability of financing, construction schedules and marketing and advertising plans to facilitate their marketing and sales activities. We supplement our in-house training program with training by outside sales and marketing consultants.

      We market and sell homes through our own commissioned sales personnel and in cooperation with independent real estate brokers. Because 60% of our sales (based on homes delivered) originate from independent real estate brokers, we sponsor a variety of programs and events, including breakfasts, contests and other events to provide the brokers with a level of familiarity with our communities, homes and financing options necessary to successfully market our homes. We also offer other incentives to brokers to actively market our homes.

      Sales of our homes generally are made pursuant to a standard sales contract that is tailored to the requirements of each jurisdiction. Generally, our sales contracts require a deposit of a fixed amount (typically up to $5,000) on our less expensive homes or as a percentage of the sales price (typically 5% to 10%) on our more expensive customized homes. The contract includes a financing contingency which permits the customer to cancel in the event mortgage financing at prevailing interest rates cannot be obtained within a specified period, typically 30 days from the signing. The contract may include other contingencies, such as the prior sale of a buyer’s existing home. We estimate that the average period between the execution of a sales contract for a home and closing is approximately four to six months for presold homes.

Customer Service and Quality Control

      Our operating divisions are responsible for both pre-delivery quality control inspections and responding to customers’ post-delivery needs. We believe that the prompt, courteous response to homebuyers’ needs reduces post-delivery repair costs, enhances our reputation for quality and service and ultimately leads to significant repeat and referral business. We conduct home orientations and pre-delivery inspections and interviews with homebuyers immediately before closing. In conjunction with these inspections, we create a list of unfinished construction items and address outstanding issues promptly.

      An integral part of our customer service program includes post-delivery interviews. In most of our markets we contract independent third parties to conduct periodic post-delivery evaluations of the customer’s satisfaction with their home, as well as the customer’s experience with our sales personnel, construction department and title and mortgage services. Typically, approximately one year after we sell a home we arrange for follow-up interviews with the homeowner to determine the level of the homeowner’s continued satisfaction. These interviews provide us with a direct link to the customer’s perception of the entire buying experience as well as valuable feedback on the quality of the homes we deliver and the services we provide.

Warranty Program

      For all homes we build, we provide our homebuyers with a one-year or two-year limited warranty of workmanship and materials, and an eight-year or ten-year limited warranty covering major structural defects. The extent of these warranties may differ in some or all of the states in which we operate. We recently obtained a homebuilder protective policy which covers warranty claims for structure and design defects related to homes sold by us during the policy period, subject to a retention amount. We have, and are continuing to implement, a warranty program in conjunction with our homebuilder protective policy insurance carrier that we believe will allow us to more effectively manage and resolve our warranty claims. We subcontract homebuilding work to subcontractors who provide us with an indemnity and a certificate of insurance before receiving payments for their work and, therefore, claims relating to workmanship and materials are the primary responsibility of our subcontractors. However, there is no assurance that we will be able to enforce these contractual indemnities. After we deliver a home, we process all warranty requests through our customer service departments located in each of our markets. In most instances, a customer service manager inspects the warranty request within 48 hours of receipt. If a warranty repair is necessary, we manage and supervise the repair to ensure that the appropriate subcontractor takes prompt and appropriate corrective action. Additionally, we have developed a pro-active response and remediation protocol to address any warranty claim that may result in mold damage. We generally have not had any material litigation or claims regarding warranties or latent defects with respect to construction of homes. Current claims and litigation are expected to be substantially covered by our reserves or insurance.

Financial Services

      As part of our objective to provide homebuyers a seamless home purchasing experience, we have developed, and are expanding, our complementary financial services business. As part of this business, we provide mortgage financing and closing services and offer title, homeowners’ and other insurance products. Our mortgage financing operation derives most of its revenues from buyers of our homes, although it also offers its services to existing homeowners refinancing their mortgages. By comparison, our closing services and our insurance agency operations, are used by our homebuyers as well as a broad range of other clients purchasing or refinancing residential or commercial real estate.

      Our mortgage business consists of providing our homebuyers and third party homebuyers with loan origination services, purchase financing and, to a lesser extent, mortgage refinancing. We are an approved seller/servicer of Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Federal Housing Administration, Veteran’s Association and U.S. Department of Housing and Urban Development loans. We sell substantially all of our loans and the related servicing rights to third-party investors. We conduct this business through our subsidiary, Preferred Home Mortgage Company. Preferred Home has its headquarters in Boca Raton, Florida and has offices in each of our markets.

      For the nine months ended September 30, 2003, approximately 58% of our homebuyers utilized the services of our mortgage business. We believe we have an opportunity to expand this business, particularly in our recently-acquired markets. We originated approximately $782.8 million aggregate principal amount of mortgage loans for the twelve months ended December 31, 2002. Our mortgage business generated pre-tax income of $13.5 million for the twelve months ended December 31, 2002.

      Through our title services business, we, as agent, obtain competitively-priced title insurance for, and provide closing services to, our homebuyers as well as outside third party homebuyers. We conduct this business through our subsidiary, Universal Land Title, Inc. and its subsidiaries. Universal operates as a traditional title agency with its headquarters in West Palm Beach, Florida and has 22 additional offices.

      Universal Land Title works with national underwriters and lenders to facilitate client service and coordinate closing at its offices. It is equipped to handle e-commerce applications, e-mail closing packages, digital document delivery and web-based closings. The principal sources of revenues generated by our title insurance business are fees paid to Universal Land Title for title insurance obtained for our homebuyers and other third party residential purchasers.

      For the nine months ended September 30, 2003, approximately 81% of our homebuyers used Universal Land Title or its affiliates for their title insurance agency and closing services. We continue to expand our title services business to markets not currently served by Universal Land Title. Our title services business generated pre-tax income of $5.9 million for the year ended December 31, 2002. Third party homebuyers (or non-company customers) accounted for 87% of our title services business revenue for the year ended December 31, 2002.

      Alliance Insurance and Information Services, LLC, owned by Universal Land Title, is a full service insurance agency serving all of our markets. Alliance markets homeowners’, flood and auto insurance directly to homebuyers and others in all of our markets and also markets life insurance in Florida.

Interested homebuyers obtain free quotes and have the necessary paperwork delivered directly to the closing table for added convenience. For the nine months ended September 30, 2003, 21% of our homebuyers used Alliance for their insurance needs.

Governmental Regulation

      We must comply with state and local laws and regulations relating to, among other things, zoning, treatment of waste, land development, required construction materials, density requirements, building design and elevation of homes, in connection with the construction of our homes. These include laws requiring use of construction materials that reduce the need for energy-consuming heating and cooling systems. In addition, we and our subcontractors are subject to laws and regulations relating to employee health and safety. These laws and regulations are subject to frequent change and often increase construction costs. In some cases, there are laws that require that commitments to provide roads and other infrastructure be in place prior to the commencement of new construction. These laws and regulations are usually administered by individual counties and municipalities and may result in fees and assessments or building moratoriums. In addition, certain new development projects are subject to assessments for schools, parks, streets and highways and other public improvements, the costs of which can be substantial.

      The residential homebuilding industry also is subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas. In recent years, several cities and counties in which we have developments have submitted to voters “slow growth” or “no growth” initiatives and other ballot measures which could impact the affordability and availability of homes and land within those localities.

      In order to make it possible for purchasers of some of our homes to obtain FHA-insured or VA-guaranteed mortgages, we must construct those homes in compliance with regulations promulgated by those agencies.

      Our title insurance agency subsidiaries must comply with applicable insurance laws and regulations. Our mortgage financing subsidiaries must comply with applicable real estate lending laws and regulations. The mortgage financing and title insurance subsidiaries are licensed in the states in which they do business and must comply with laws and regulations in those states regarding mortgage financing and title insurance companies. These laws and regulations include provisions regarding capitalization, operating procedures, investments, forms of policies and premiums.

Competition and Market Forces

      The development and sale of residential properties is a highly competitive business. We compete in each of our markets with numerous national, regional and local builders on the basis of a number of interrelated factors including location, price, reputation, amenities, design, quality and financing. Builders of new homes compete for homebuyers, as well as for desirable properties, raw materials and reliable, skilled subcontractors. We also compete with resales of existing homes, available rental housing and, to a lesser extent, resales of condominiums. We believe we generally compare favorably to other builders in the markets in which we operate, due primarily to:

•	our experience within our geographic markets;

•	the ability of our local managers to identify and quickly respond to local market conditions; and

•	our reputation for service and quality.

      The housing industry is cyclical and is affected by consumer confidence levels and prevailing economic conditions, including interest rate levels. A variety of other factors affect the housing industry and demand for new homes, including the availability of labor and materials and increases in the costs thereof, changes in costs associated with home ownership such as increases in property taxes, energy costs, changes in consumer preferences, demographic trends and the availability of and changes in mortgage financing programs.

      We compete with other mortgage lenders, including national, regional and local mortgage bankers, savings and loan associations and other financial institutions, in the origination, sale and servicing of mortgage loans. Principal competitive factors include interest rates and other features of mortgage loan products available to the consumer. We compete with other insurance agencies, including national, regional and local insurance agencies, in the sale of title insurance, homeowner insurance and related insurance services. Principal competitive factors include cost and other features of insurance products available to the consumer.

Employees

      At September 30, 2003, we employed 1,637 people. None of our employees are covered by collective bargaining agreements. We believe our relations with our employees are good.

Properties

      We lease our executive offices located at 4000 Hollywood Blvd., Suite 500 N, Hollywood, Florida 33021. We own a 19,000 square foot facility in Sugar Land, Texas, which houses our Houston homebuilding operations and a design center, which allows a prospective homebuyer to view samples of some of the products and features we offer in our homes in Houston. We lease an aggregate of approximately 150,616 square feet of additional office space in our markets for our homebuilding and financial services operations and our corporate offices. We believe our existing facilities are adequate for our current and planned levels of operations.

Legal Proceedings

      We are involved in various claims and legal actions arising in the ordinary course of business. We do not believe that the ultimate resolution of these matters will have a material adverse effect on our financial condition or results of operations.

BOARD OF DIRECTORS

      The following table sets forth the names, ages and positions of each of our directors. Each of the directors’ term of office will expire at the next annual meeting of our stockholders.

Name	Age	Position

Konstantinos Stengos	66	Chairman of the Board
Antonio B. Mon	58	Executive Vice Chairman, Chief Executive Officer, President and Director
Yannis Delikanakis	36	Executive Vice President and Director
Andreas Stengos	41	Director
George Stengos	36	Director
Larry D. Horner	69	Director
William A. Hasler	61	Director
Michael J. Poulos	72	Director
Lonnie M. Fedrick	59	Director

      Below is a short biography of the business experience of each of our directors.

      Konstantinos Stengos has been the Chairman of the Board of our company since December 15, 1999. From November 1999 through October 2003, Mr. Stengos served as a director and President of Technical Olympic. Mr. Stengos has also served as a director of Technical Olympic (UK) Limited, since November 1999. Mr. Stengos formed Technical Olympic S.A. in 1965 and has continued to serve as its President and Managing Director. Mr. Stengos owns more than 5% of the outstanding equity of Technical Olympic S.A., which is publicly traded on the Athens Stock Exchange. Technical Olympic (UK) Limited and Technical Olympic S.A. are all our affiliates.

      Antonio B. Mon became a director of our company, and our Executive Vice Chairman, Chief Executive Officer, and President, on June 25, 2002. From October 2001 to June 2002, Mr. Mon served as the Chief Executive Officer of Technical Olympic. From May 2001 to October 2001, Mr. Mon was a consultant to Technical Olympic. From 1997 to 2001, Mr. Mon was the Chairman of Maywood Investment Company, LLC, a private firm engaged in private equity investments and general consulting. In 1991, Mr. Mon co-founded Pacific Greystone Corporation, a west coast homebuilder that merged with Lennar Corporation in 1997, and served as its Vice Chairman from 1991 to 1997. Prior to 1991, Mr. Mon worked in various positions for The Ryland Group, Inc. (a national homebuilder), M.J. Brock Corporation (a California homebuilder) and Cigna Corporation (a financial services corporation).

      Yannis Delikanakis has been a director of our company since 1999 and became our Executive Vice President on January 1, 2003. From 1999 through October 2003, Mr. Delikanakis served as a director and Vice President of Technical Olympic. From 1999 through June 2003, Mr. Delikanakis served as the General Manager — Real Estate of Technical Olympic S.A. Mr. Delikanakis was a director and the manager of the Real Estate Development and Project Management Departments of Lambert Smith Hampton S.A. from 1994 to 1999.

      Andreas Stengos has been a director of our company since 1999 and has been a director of Technical Olympic (UK) Limited since 1997. From 1999 through October 2003, Mr. Stengos served as a director and Treasurer of Technical Olympic. Mr. Stengos has also been a director of Technical Olympic S.A. since 1989, and has served as its General Manager since 1995.

      George Stengos has been a director of our company since 1999, a director of Technical Olympic (UK) Limited since 1997 and Vice President of Technical Olympic S.A. since June 2003. From November 1999 through October 2003, Mr. Stengos served as a director of Technical Olympic. From 2001 to December 2002, Mr. Stengos served as President and Chairman of the Board of Mochlos S.A., a subsidiary of Technical Olympic S.A. From 1993 to 2000, Mr. Stengos was the Executive Vice President of Mochlos S.A.

      Larry D. Horner has been a director of our company since 1997. Mr. Horner served as Chairman of Pacific USA Holdings Corp. from 1994 to 2001 and was Chairman of the Board of Asia Pacific Wire & Cable Corporation Limited, a manufacturer of copper wire and cable and fiber optic wire products, with operations in Southeast Asia, which was publicly traded on the New York Stock Exchange until 2001. He is also a director of ConocoPhillips, Atlantis Plastics Corp., UT Starcom, Inc., Novitron International, Inc. and New River Pharmaceuticals, Inc. Mr. Horner was formerly associated with KPMG LLP, a professional services firm, for 35 years, retiring as Chairman and Chief Executive Officer of both the U.S. and International firms in 1991. He is a certified public accountant.

      William A. Hasler has been a director of our company since 1998. Mr. Hasler has served as Vice Chair and Co-Chief Executive Officer of Aphton Corporation, a biotechnology products company, since July 1998. From August 1991 to July 1998, Mr. Hasler served as Dean of the Haas School of Business at the University of California at Berkeley. Prior to that, he was both Vice Chairman and a director of KPMG LLP, a professional services firm. Mr. Hasler also serves on the boards of Mission West, Elevon, DiTech Communications, Schwab Funds and DMC Stratex, and is Chairman of the Board of Solectron Corp. Mr. Hasler is a trustee of Pomona College. He is a certified public accountant.

      Michael J. Poulos has been a director of our company since 2000. Mr. Poulos also serves as an advisory director of Greystone Capital Partners I, LP and a trustee of Century Shares Trust. Mr. Poulos had been Chairman, President and Chief Executive Officer of Western National Corporation from 1993 until 1998 when he retired. Mr. Poulos worked for American General Corporation, from 1970 to 1993, and served as its Vice Chairman from 1991 to 1993.

      Lonnie M. Fedrick has been a director of our company since 1997 and served as our President and Chief Executive Officer from 1997 until June 25, 2002. Mr. Fedrick was President and Chief Executive Officer of Newmark Home Corporation since 1994 and was its Executive Vice President from 1984 to 1994.

Board Committees

      We have a strong commitment to establishing and maintaining corporate governance standards of excellence. As part of this commitment, our board of directors has four standing committees: audit committee, compensation and benefits committee, independent directors committee and board executive committee. Three of these committees, the audit, compensation and benefits and independent directors committees are composed entirely of outside directors. We define outside directors as directors that are neither members of management, nor affiliated with, or employed by, our principal stockholder. On a regular basis, we consult with Greenberg Traurig, P.A. for legal counsel on corporate governance matters and issues relating to the fiduciary duties of our board and committee members.

•	Audit Committee. Our audit committee generally has responsibility for appointing, overseeing and determining the compensation of our independent auditors, reviewing the plan and scope of the accountants’ audit, reviewing our audit and control functions, approving all non-audit services provided by our independent auditors and reporting to our full board of directors regarding all of the foregoing. Our audit committee meets with the auditors and our management in connection with its review and approval of (i) the unaudited financials for inclusion in our quarterly reports and (ii) the annual audited financial statements for inclusion in our Annual Report on Form 10-K. Additionally, our audit committee provides our board of directors with such additional information and materials as it may deem necessary to make our board of directors aware of significant financial matters that require its attention. Our audit committee’s goals and responsibilities are set forth in an audit committee charter. Our audit committee consists of Messrs. Horner, Hasler and Poulos.

•	Compensation and Benefits Committee. Our compensation and benefits committee reviews and approves all forms of compensation and benefits, including salary, bonus and stock compensation, provided to our chief executive officer and other executive officers of our company. In addition, the compensation and benefits committee reviews and approves all forms of compensation provided to our directors and is responsible for administering our Annual and Long-Term Incentive Plan. Our compensation and benefits committee consists of Messrs. Horner, Hasler and Poulos.

•	Independent Directors Committee. Our independent directors committee generally has responsibility for considering and acting on any proposed transaction that would be considered a related party transaction, as well as any other matters that require the review and/or approval of our outside directors. In addition, our independent directors committee solicits, considers and nominates candidates to serve on our board of directors. Our independent directors committee consists of Messrs. Horner, Hasler and Poulos.

•	Board Executive Committee. Our board executive committee has authority to consider and approve transactions, acquisitions, investments, operational matters, corporate management, financing and other actions by us or our subsidiaries for transactions not exceeding $20.0 million, and land acquisitions not exceeding $35.0 million, and makes reports to the full board of directors. Our board executive committee consists of Messrs. Horner, Delikanakis, Mon and George Stengos. Tommy McAden, our chief financial officer, serves as the management representative to the board executive committee.

Family Relationships

      Konstantinos Stengos is the father of both Andreas Stengos and George Stengos. Yannis Delikanakis is the son-in-law of Konstantinos Stengos and the brother-in-law of Andreas Stengos and George Stengos. We have no other familial relationships among the executive officers and other directors.

Compensation Committee Interlocks and Insider Participation

      Messrs. Horner, Hasler and Poulos comprised the Special Benefits Committee in 2002. None of these persons served as an officer or employee of ours or any of our subsidiaries during fiscal year 2002. There were no material transactions between us and any of the members of the Special Benefits Committee during fiscal year 2002.

      Messrs. Horner, Hasler, Delikanakis, Andreas Stengos and George Stengos comprised the Compensation Committee in 2002. Other than Messrs. Delikanakis and Andreas Stengos, who each served as non-employee officers of certain of our subsidiaries during fiscal year 2002, none of the other members of the Compensation Committee served as an officer or employee of ours or any of our subsidiaries. During 2002, we and our subsidiary TOUSA Homes, Inc. made payments of $191.6 million to Technical Olympic S.A. pursuant to the Purchasing Agreements described under “Certain Relationships and Related Transactions.” Mr. Andreas Stengos serves as a director and executive officer of Technical Olympic S.A., and Mr. Delikanakis served as an executive officer of Technical Olympic S.A. during fiscal year 2002.

      On February 3, 2003, the Special Benefits Committee and the Compensation Committee were merged to form the Compensation and Benefits Committee on which only independent directors may serve.

Compensation of Directors

      For the fiscal year 2002, our independent directors, Messrs. Hasler, Horner and Poulos, received an annual fee of $15,000 and $2,000 per Board meeting attended and each was reimbursed for reasonable out-of-pocket expenses incurred for attendance at meetings. For 2003, each outside director, other than the senior outside director, will receive an annual cash fee of $40,000, reimbursement of meeting expenses and an annual equity award of either non-qualified stock options or restricted stock valued at $40,000. Under our policy, the designated senior outside director shall receive an annual cash retainer of $80,000, reimbursement of meeting expenses and an annual equity award valued at $80,000. For 2003, Mr. Horner was designated our senior outside director. Directors who also served as officers of ours did not receive any additional compensation for their services as directors during 2002.

      Effective January 1, 2003, we entered into a consulting agreement with Mr. Fedrick with an initial term of three years. Under the terms of the consulting agreement, Mr. Fedrick will receive an annual fee of $400,000. Upon recommendation of our chief executive officer and approval of our board of directors or a designated committee, Mr. Fedrick may receive a bonus or other compensation in his capacity as a consultant. During the term of the agreement, in addition to his service as a member of the board of directors, Mr. Fedrick will: (a) provide land review, acquisition, and development services for our Houston operations, (b) identify and acquire land in the greater Houston area, (c) perform other assignments requested by the Chairman of the board of directors or our chief executive officer from time to time, (d) transition his network of contacts and local knowledge to our management, and (e) provide other general business advisory services. Mr. Fedrick will devote at least 20% on average of his working time and energy to our business during the initial term. The consulting agreement contains non-compete and non-interference provisions and expires on January 1, 2006.

MANAGEMENT

      Our executive officers, their ages and positions are as follows:

Name	Age	Position

Antonio B. Mon	58	Executive Vice Chairman, Chief Executive Officer, President and Director
Tommy L. McAden	41	Vice President — Finance and Administration, Chief Financial Officer and Treasurer
Yannis Delikanakis	36	Executive Vice President and Director
Patricia M. Petersen	43	Vice President and General Counsel
Randy L. Kotler	38	Vice President and Chief Accounting Officer
Harry Engelstein	68	Executive Vice President — TOUSA Homes
J. Eric Rome	44	Executive Vice President — TOUSA Homes
Mark R. Upton	46	Executive Vice President — TOUSA Homes

      Below is a summary of the business experience of each of our executive officers, other than Mr. Mon and Mr. Delikanakis whose biographies appear under the section “Board of Directors.”

      Tommy L. McAden became our Vice President of Finance and Administration, Chief Financial Officer and Treasurer on June 25, 2002. Mr. McAden served as a director, Vice President and Chief Financial Officer of Technical Olympic from January 2000 to June 25, 2002. From 1994 to December 1999, Mr. McAden was Chief Financial Officer of Pacific Realty Group, Inc., which was our former 80% stockholder.

      Patricia M. Petersen became our Vice President and General Counsel on September 1, 2002. Before joining our company, Ms. Petersen served as Assistant General Counsel of Corning Incorporated from December 2000 to August 2002. From September 1992 to November 2000, Ms. Petersen served as Managing Partner of the Nestor Nestor Kingston Petersen law firm in Bucharest, Romania, and from 1990 to August 1992 as Associate Counsel with the Hillis Clark Martin & Peterson law firm in Seattle, Washington.

      Randy L. Kotler became our Vice President and Chief Accounting Officer on June 25, 2002. Prior to joining our company, Mr. Kotler spent 13 years in public accounting, including the last five with Ernst & Young LLP in its Real Estate Group. Mr. Kotler is a certified public accountant.

      Harry Engelstein became an Executive Vice President of TOUSA Homes, Inc. on February 3, 2003. Mr. Engelstein began his career in homebuilding in Montreal, Canada, in 1960 as a contractor. In 1979, he moved to Florida to help form Engle Homes. In 1992, Engle Homes went public and Mr. Engelstein, as Executive Vice President, managed the South Florida Division.

      J. Eric Rome became an Executive Vice President of TOUSA Homes, Inc. on February 3, 2003. Mr. Rome joined Newmark Homes in 1983 and has held various management positions, including serving as Chief Operating Officer of Newmark Homes and as President of Newmark Homes’ Texas and Tennessee Divisions.

      Mark R. Upton became an Executive Vice President of TOUSA Homes, Inc. on February 3, 2003. Mr. Upton served as President of Engle Homes/Arizona, Inc. since 1997 and has spent 25 years in the homebuilding business. Prior to joining Engle Homes, Mr. Upton was Executive Vice President of UDC Homes, and had regional responsibility for various operating divisions. Before UDC, he held various management positions with Ryan Homes.

EXECUTIVE COMPENSATION

      The following table presents certain summary information concerning compensation earned for services rendered in all capacities by each of the two individuals who served as Chief Executive Officer as well as our other four most highly compensated executive officers (the “Named Executive Officers”) whose total annual salary and bonus exceeded $100,000 during the fiscal year ended December 31, 2002.

					Long Term
					Compensation
		Annual Compensation			Awards

				Other	Securities
				Annual	Under-	All Other
				Compen-	Lying	Compen-
Name and Principal Position	Year	Salary($)	Bonus($)	sation($)	Options(#)	sation($)

Antonio B. Mon	2002	828,333	2,394,700	61,644 (2)	1,756,364	111,636 (3)
Chief Executive Officer,	2001	—	—	*	—	—
President and Director(1)	2000	—	—	*	—	—
Tommy L. McAden	2002	395,833	550,000	*	439,091	—
Vice President — Finance and	2001	—	—	*	—	—
Administration, Chief Financial	2000	—	—	*	—	—
Officer and Treasurer(1)
Harry Engelstein	2002	415,000	969,064	*	—	—
Executive Vice President —	2001	385,000	902,948	*	—	—
TOUSA Homes	2000	315,000	501,500	*	—	—
J. Eric Rome	2002	408,846	800,000	*	—	—
Executive Vice President —	2001	350,000	479,640	*	—	—
TOUSA Homes	2000	300,000	467,390	*	—	—
Mark R. Upton	2002	239,850	696,927	*	—	—
Executive Vice President —	2001	234,000	791,981	*	—	—
TOUSA Homes	2000	225,000	696,927	*	—	—
Lonnie M. Fedrick	2002	564,808	696,291	*	—	—
Former Chief Executive Officer,	2001	550,000	1,450,685	*	—	—
President and Director(4)	2000	525,000	1,497,702	*	—	—

*	Value of perquisites and other personal benefits does not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the Named Executive Officer.

(1)	The amounts represented for 2002 include the full year of compensation received by Messrs. Mon and McAden. Prior to June 25, 2002, compensation to Messrs. Mon and McAden was received from Technical Olympic.

(2)	This amount represents an automobile allowance and a lease of a home, including tax gross-up payments.

(3)	The amount represents premiums paid for life insurance policies.

(4)	Mr. Fedrick served as the Chief Executive Officer from January 1, 2002 to June 25, 2002. Mr. Mon has been serving as our Chief Executive Officer since June 25, 2002.

Stock Option Grants and Exercise

      The following table provides certain information concerning individual grants of stock options under our Annual and Long-Term Incentive Plan made during the year ended December 31, 2002 to the Named Executive Officers who are listed below. None of the other Named Executive Officers received any option grants during the year ended December 31, 2002.

Option Grants in Last Fiscal Year

					Potential Realizable Value
	Number of	Percent of			at Assumed Annual Rates
	Securities	Total Options			of Stock Price Appreciation
	Underlying	Granted to	Exercise or		for Option Term
	Options	Employees in	Base Price	Expiration
Name	Granted(#)	Fiscal Year	($/Sh)	Date	5%($)	10%($)

Antonio B. Mon	702,541		17.17	12/31/2012	4,882,660	14,921,971
	351,274		18.89	12/31/2012	1,837,163	6,856,868
	351,274		20.78	12/31/2012	1,173,255	6,192,961
	351,275		22.86	12/31/2012	442,607	5,462,326

	1,756,364	80%
Tommy L. McAden	175,637		17.17	12/31/2012	1,220,677	3,730,530
	87,818		18.89	12/31/2012	459,288	1,714,207
	87,818		20.78	12/31/2012	292,434	1,546,475
	87,818		22.86	12/31/2012	110,651	1,365,570

	439,091	20%

      The following table provides information regarding the options exercised by the Named Executive Officers listed below during fiscal 2002 and the value of options outstanding for such individuals at December 31, 2002. None of the other Named Executive Officers owned any options at December 31, 2002.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In-The-Money Options
			Fiscal Year-End(#)		at Fiscal Year-End($)(1)
	Shares Acquired	Value
Name	on Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Antonio B. Mon	—	—	228,320	1,528,044	—	—
Tommy L. McAden	—	—	57,082	382,009	—	—

(1)	Based on the closing price of our common stock on December 31, 2002 of $14.81.

Employment Agreements

      Antonio B. Mon. Upon the consummation of the merger on June 25, 2002, Antonio B. Mon became our Chief Executive Officer, President and Executive Vice-Chairman, as well as one of our directors. Pursuant to the terms of the employment agreement between Mr. Mon and us, which became effective on the date of the merger and expires on December 31, 2006, Mr. Mon will receive a minimum base salary of $800,000 for the first year with an increase of 10% per year thereafter until the agreement expires or is terminated. Mr. Mon will be eligible to receive an annual bonus and equity awards under our Annual and Long-Term Incentive Plan, and Mr. Mon was granted 1,756,364 options to purchase shares of our common stock. In the event of termination by us without cause and not as a result of his disability or death, or in the event Mr. Mon terminates for good reason or due to a change in control, we will pay Mr. Mon the greater of (a) three times the sum of his base salary, his highest annual cash bonus and the value of his fringe benefits or (b) the aggregate amount of his base salary, his annual cash bonuses and the value of the fringe benefits that would be payable for the remainder of the agreement term. He will also receive continued health plan coverage until age 65 or until he becomes covered under another plan. In addition, if payments are deemed to constitute “excess parachute payments,” and Mr. Mon becomes liable for any tax penalties imposed thereon, we will make a cash payment to him in an amount equal to the tax penalties. The agreement contains non-compete provisions in the event of termination of employment. On July 15, 2003, we amended the employment agreement between Mr. Mon and us. The amendment extended the term of the employment agreement to December 31, 2008. In addition, the amendment provides that Mr. Mon will be eligible to receive equity incentive compensation for each of 2007 and 2008 in an amount per year equal to one percent (1%) of our then outstanding shares on a fully-diluted basis. The form of the equity incentive compensation will be mutually agreed between Mr. Mon and us within 180 days of July 15, 2003. We currently expect that the equity incentive compensation will take the form of options to purchase shares of our common stock. The exercise price for the shares will be $30.43 for the 2007 grant and $33.47 for the 2008 grant. We currently expect the grants to vest one year from the grant date and expire ten years from the date of the amendment.

      Tommy L. McAden. Upon the consummation of the merger on June 25, 2002, Tommy L. McAden became our Vice President of Finance and Administration, Chief Financial Officer and Treasurer. Pursuant to the terms of the employment agreement between Mr. McAden and us, which became effective on the date of the merger and expires on June 25, 2005, Mr. McAden will receive a minimum base salary of $380,000 and may receive annual salary increases. Mr. McAden will receive an annual bonus and equity awards under our Annual and Long-Term Incentive Plan with respect to each of the years 2002, 2003 and 2004, and Mr. McAden was granted 439,091 options to purchase shares of our common stock. In the event of termination by us without cause, or by Mr. McAden for good reason, we will pay Mr. McAden a termination payment in the amount of the sum of his base salary, annual bonus and the value of any benefits and perquisites that would have been payable or provided to Mr. McAden during the remainder of the agreement term, and accrued compensation. In the event of termination of Mr. McAden’s employment due to disability, Mr. McAden will receive accrued base salary and bonus for the year, the economic value of any accrued but unused vacation time and unreimbursed expenses. In the event of a change in control and Mr. McAden’s termination of the agreement on this basis, he will receive the greater of (a) the termination payment due above or (b) two times the sum of his salary and annual bonus, plus the value of any benefits and perquisites that would have been provided during the remainder of the agreement term and accrued compensation. In addition, if payments are deemed to constitute “excess parachute payments,” and Mr. McAden becomes liable for any tax penalties imposed thereon, we will make a cash payment to him in an amount equal to the tax penalties. The agreement contains non-compete provisions in the event of termination of employment.

      Yannis Delikanakis. On January 1, 2003, Yannis Delikanakis became our Executive Vice President, pursuant to the terms of an employment agreement between Mr. Delikanakis and us, which became effective on January 1, 2003 and expires on December 31, 2008, Mr. Delikanakis will receive a minimum base salary of $75,000 per year and was granted 900,000 options to purchase shares of our common stock. Mr. Delikanakis will not receive any bonus or other compensation unless approved by our board of directors and our independent directors committee. In the event of any termination, Mr. Delikanakis will receive only unreimbursed business expenses incurred by Mr. Delikanakis. In addition, if payments are deemed to constitute “excess parachute payments,” and Mr. Delikanakis becomes liable for any tax penalties imposed thereon, we will make a cash payment to him in an amount equal to the tax penalties. The employment agreement contains non-compete provisions in the event of termination of employment.

      Harry Engelstein. Effective November 12, 2000, Engle Homes, Inc. and Mr. Engelstein entered into an employment agreement with a term ending on December 31, 2003. Pursuant to that agreement, Mr. Engelstein would serve as Executive Vice President and Chief Construction Officer of Engle Homes, Inc. The continuing relationship between us and Mr. Engelstein in his role as an Executive Vice President of our homebuilding operations are on terms substantially similar to those set forth in the employment agreement. In 2002, Mr. Engelstein received a base salary of $415,000 and received an annual bonus based on a specific formula set forth in the agreement. If Mr. Engelstein’s employment is terminated due to disability or death, Mr. Engelstein will be entitled to receive salary, together with any accrued, vested or earned obligations, through the termination date. If Mr. Engelstein is terminated for cause, he will be entitled to receive his highest base salary through the date of termination. If Mr. Engelstein’s employment is terminated by the company other than for cause, disability or death, or by Mr. Engelstein for good reason, Mr. Engelstein will be entitled to receive salary, bonus, all accrued obligations, deferred compensation and insurance and related benefits as would have been payable for the remainder of the employment term. In the event of a change in control and a resulting termination of the agreement by Mr. Engelstein for good reason or by us for any reason other than for cause, death or disability, he will receive a lump sum cash payment of two times the aggregate of his salary and recent bonus, plus certain other accrued and deferred compensation.

      J. Eric Rome. Effective January 1, 2003, Mr. Rome became an Executive Vice President of our homebuilding operations pursuant to an employment agreement with a term ending on December 31, 2005. Pursuant to the agreement, Mr. Rome’s base salary is $420,000. If Mr. Rome’s employment is terminated for cause, Mr. Rome will be entitled to receive accrued salary and any accrued obligations. If Mr. Rome’s employment is terminated due to disability or death, Mr. Rome will be entitled to receive accrued salary and a pro-rated bonus. If Mr. Rome’s employment is terminated by us for any other reason, or if Mr. Rome terminates for good reason, Mr. Rome will be entitled to receive salary, bonus, all accrued obligations, deferred compensation and insurance and related benefits as would have been payable for the remainder of the employment term. The employment agreement contains non-compete provisions in the event of Mr. Rome’s termination of employment.

      Mark R. Upton. Effective November 12, 2000, Engle Homes, Inc. and Mr. Upton entered into an employment agreement with a term ending on December 31, 2003. Pursuant to that agreement, Mr. Upton would serve as President of the Engle Homes Arizona homebuilding operations. On April 1, 2003, the agreement was amended to (i) reflect his new responsibilities as an Executive Vice President of our homebuilding operations, (ii) extend the term of the agreement to December 31, 2004 and (iii) increase his base salary to $420,000. In 2002, Mr. Upton received a base salary of $239,850 and received quarterly bonuses based on a specific formula set forth in his agreement. If Mr. Upton’s employment is terminated for cause, incapacity or death, Mr. Upton will be entitled to receive accrued salary and any accrued obligations. If Mr. Upton’s employment is terminated for any other reason, or if Mr. Upton terminates for good reason, Mr. Upton will be entitled to receive salary, accrued obligations, a portion of the quarterly bonus and deferred compensation as would have been payable for the remainder of the employment term. In the event of a change in control and a resulting termination of the agreement by Mr. Upton for good reason or by us for any reason other than for cause, incapacity or death, he will receive a lump sum cash payment of two times the aggregate of his salary and recent bonus, plus certain other accrued and deferred compensation. The employment agreement contains non-compete provisions in the event of Mr. Upton’s termination of employment.

SECURITY OWNERSHIP

      The following table sets forth certain information as of November 12, 2003 regarding beneficial ownership of our common stock by the selling stockholder and by each of the following:

•	each person (or group of affiliated persons) whom we know to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of our directors and our Named Executive Officers; and

•	all of our executive officers and directors as a group.

      The percentage of beneficial ownership of shares owned after the offering is based on 29,889,036 shares of our common stock, after giving effect to the issuance of 2,000,000 shares of our common stock in this offering.

	Number of			Number of
	Shares Owned		Number of	Shares Owned		Percentage of
	Before		Shares to	After		Shares Owned
Name and Address of Beneficial Owner	Offering(1)		be Sold	Offering(1)		After Offering

Technical Olympic S.A.(2)	25,278,787	(3)	2,500,000	22,778,787		76.21%
20 Solomon Street
Ana Kalamaki
Athens, Greece 17456
Konstantinos Stengos	25,000		—	25,000		*
Antonio B. Mon	930,868	(4)	—	930,868	(4)	3.02%
Yannis Delikanakis	477,000	(5)	—	477,000	(5)	1.57%
Andreas Stengos	—		—	—		*
George Stengos	—		—	—		*
Larry D. Horner	5,125		—	5,125		*
William A. Hasler	5,848	(6)	—	5,848	(6)	*
Michael J. Poulos	2,562		—	2,562		*
Lonnie M. Fedrick	45,462		—	45,462		*
Tommy L. McAden	232,718	(7)	—	232,718	(7)	*
Harry Engelstein	—		—	—		*
J. Eric Rome	9,000		—	9,000		*
Mark R. Upton	—		—	—		*
All directors and executive officers as a group (15 persons)	1,733,583	(8)	—	1,733,583	(8)	5.49%

*	Less than one percent.

Except as otherwise indicated, the address of each person named in this table is c/o Technical Olympic USA, Inc., 4000 Hollywood Boulevard, Suite 500 North, Hollywood, Florida 33021.

(1)	The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the Commission. Under the rules of the Commission, a person is deemed to be a beneficial owner of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of the security, or “investment power,” which includes the power to dispose of or direct the disposition of the security. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In addition, in determining the number and percentage of shares beneficially owned by each person, shares issuable pursuant to options exercisable within 60 days after November 12, 2003 are deemed outstanding for purposes of determining the total number of shares outstanding for such person but are not deemed outstanding for such purpose for all other shareholders. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

(2)	Konstantinos Stengos owns more than 5% of the outstanding stock of Technical Olympic S.A. Technical Olympic S.A. owns 90.64% of our common stock and will own 76.21% of our common stock after the offering (73.95% if the over-allotment is exercised in full). Any material relationships between us and Technical Olympic S.A. are described in “Certain Relationships and Related Transactions.”

(3)	This amount reflects the sale of an aggregate of 300,000 shares of our common stock which were sold by Technical Olympic pursuant to Rule 144 of the Securities Act from May 27, 2003 to October 1, 2003. As a result of the restructuring transaction, the shares of our common stock owned by Technical Olympic were transferred to Technical Olympic S.A. effective as of October 30, 2003.

(4)	Consists solely of shares issuable upon exercise of stock options that have already vested or will vest within 60 days.

(5)	Consists solely of shares issuable upon exercise of stock options that have already vested or will vest within 60 days.

(6)	Consists solely of shares issuable upon exercise of stock options that have already vested or will vest within 60 days.

(7)	Consists solely of shares issuable upon exercise of stock options that have already vested or will vest within 60 days.

(8)	Includes 1,646,434 shares issuable upon exercise of stock options that have already vested or will vest within 60 days.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Restructuring Transaction

      In a restructuring transaction, all of the shares of Technical Olympic, our prior principal stockholder, were sold by Technical Olympic (UK) Limited to Technical Olympic S.A. Technical Olympic was then merged with and into TOI, LLC, a newly formed wholly-owned subsidiary of ours. As part of the merger, Technical Olympic S.A. acquired the shares of our common stock. Prior to the merger, Technical Olympic was a wholly-owned subsidiary of Technical Olympic (UK) Limited, which is a wholly-owned subsidiary of Technical Olympic S.A. The restructuring was accomplished to eliminate global tax inefficiencies resulting from a double holding company structure.

Management Services Agreement

      Pursuant to a Management Services Agreement between us and Technical Olympic (successor to Techolym L.P.), dated June 1, 2000, Technical Olympic provided us with certain advisory, administrative and other services. We made payments totaling $1.5 million, $1.9 million and $1.4 million for the years ended December 31, 2000, 2001 and 2002, respectively, related to this agreement. On June 13, 2003, we entered into an Amended and Restated Management Services Agreement with Technical Olympic. The agreement was effective as of January 1, 2003 and expires on December 31, 2007. Pursuant to the amended agreement, Technical Olympic provided consultation with, and assistance to, our board of directors and management in connection with issues involving our business, as well as other services requested from time to time by our board of directors. In consideration for providing such services, we agreed to pay Technical Olympic an annual management fee of $500,000 and, to the extent our net income for any fiscal year meets established targets, additional annual incentive fees, which may not exceed $3.0 million. Pursuant to the agreement, we agreed to indemnify Technical Olympic for any liability incurred by it as a result of the performance of its duties other than any liability resulting from Technical Olympic’s gross negligence or willful misconduct. We may terminate the agreement upon six months’ prior written notice. In connection with the restructuring transaction, Technical Olympic assigned its obligations and rights under the Amended and Restated Management Services Agreement to Technical Olympic Services, Inc., a Delaware corporation wholly-owned by Technical Olympic S.A., effective as of October 29, 2003. Pursuant to the terms of our revolving credit facility, the aggregate amount of annual fees payable under the Amended and Restated Management Services Agreement may not exceed $3.5 million.

Purchasing Agreements

      In order to consolidate the purchasing function, we and our subsidiary TOUSA Homes, Inc. entered into non-exclusive purchasing agreements with Technical Olympic S.A. in November 2000. Under the purchasing agreements, Technical Olympic S.A. would purchase certain materials and supplies necessary for operations on our respective behalves and provide them to us at cost. No additional fees or other consideration are paid to Technical Olympic S.A. These agreements may be terminated upon 60 days’ prior notice. Technical Olympic S.A. purchased an aggregate of $70.5 million, $342.6 million and $191.6 million of materials and supplies on our behalf for the years ended December 31, 2000, 2001 and 2002, respectively. Konstantinos Stengos, our Chairman of the Board of Directors, is President and Managing Director of Technical Olympic S. A. George Stengos, one of our directors, is Vice President of Technical Olympic S.A.

      During the year ended December 31, 2002, one of our subsidiaries purchased approximately $962,500 of homesites from Willow Park Green, Ltd. Michael Stevens, a former director, has an indirect limited partnership interest in such entity.

Certain Land Bank Transactions

      During 2001, Engle Homes, our predecessor-in-interest, sold certain undeveloped real estate tracts to, and entered into a number of agreements (including option contracts and construction contracts) with, Equity Group, a limited liability company controlled by Alec Englestein, Harry Englestein’s brother. We made payments of $11.9 million, $36.0 million and $7.0 million to this entity pursuant to these agreements during the twelve months ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, respectively. As of June 30, 2003, the remaining homesites had been acquired and the agreements were terminated. On September 29, 2003, we entered into two additional option agreements with Equity Group. The two agreements provide that we purchase lots for a total aggregate sum of approximately $16.1 million.

Merger Agreement

      On June 25, 2002, we completed the merger with Engle Holdings. At the time of the merger, each issued and outstanding share of Engle Holdings common stock was exchanged for 1,724.08294 shares of Newmark Homes common stock and we changed our name to “Technical Olympic USA, Inc.” At the date of the merger, there were 9,500 shares of Engle Holdings common stock issued and outstanding, all of which were held by Technical Olympic. As a result of the merger, 16,378,787 shares of our common stock were issued to Technical Olympic. As a result of the restructuring transaction, the shares of our common stock owned by Technical Olympic were transferred to Technical Olympic S.A. effective as of October 30, 2003.

Tax Allocation Agreements

      Pursuant to certain tax allocation agreements applicable to us and Engle Holdings, for tax periods ending on or after December 15, 1999 with respect to our company and on or after November 22, 2000 with respect to Engle Holdings, our and Engle Holdings’ earnings may be included in the consolidated federal income tax returns filed by Technical Olympic. The amount of our and Engle Holdings’ liability to (or entitlement to payment from) Technical Olympic equals the amount of taxes that each would respectively owe (or refund that each would receive) had we or Engle Holdings, as the case may be, prepared its federal tax returns on a stand-alone basis, and we and Engle Holdings have certain indemnification rights with respect to payments which we have made to Technical Olympic and any tax liabilities of Technical Olympic or its affiliated entities other than to us or Engle Holdings. With respect to the tax allocation agreements, we made payments totaling $15.3 million, $47.2 million and $37.7 million for the years ended December 31, 2000, 2001 and 2002, respectively. The tax allocation agreement between Technical Olympic and Engle Homes was terminated after the merger. The tax allocation agreement between Technical Olympic and us was terminated as a result of the merger of Technical Olympic into one of our wholly-owned subsidiaries pursuant to the restructuring transaction.

DESCRIPTION OF CAPITAL STOCK

      We are authorized to issue up to 67,000,000 shares of common stock, $0.01 par value per share and 3,000,000 shares of preferred stock, $0.01 par value per share. The following description summarizes information about our capital stock. You can obtain more information about our capital stock by reviewing our certificate of incorporation and bylaws, as well as the Delaware General Corporation Law.

Common Stock

      Shares Outstanding; Listing. As of November 12, 2003, 27,889,036 shares of our common stock were issued and outstanding. Our common stock is listed on the Nasdaq National Market under the symbol “TOUS.”

      Voting Rights. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Thus, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Our certificate of incorporation provides that our directors cannot be removed other than with the consent of holders of not less than two-thirds of the voting power of our common stock. Currently, Technical Olympic S.A. owns 90.64% of the voting power of our common stock and will own 76.21% following this offering (73.95% if the over-allotment is exercised in full).

      Dividends. Each share of common stock is entitled to receive dividends if, as and when declared by the board of directors out of funds legally available for that purpose, subject to preferences that may apply to any preferred stock that we may issue in the future.

      Liquidation Rights. In the event of our dissolution or liquidation, after satisfaction of all our debts and liabilities and distributions to the holders of any preferred stock that we may issue in the future, of amounts to which they are preferentially entitled, holders of our common stock are entitled to receive ratably all of our assets available in the distribution of assets to the stockholders.

      Other Provisions. There are no conversion rights or preemptive or subscription rights to subscribe for any additional securities which we may issue. There are no redemption provisions or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassesable.

      The rights and preferences of holders of our common stock are subject to the rights of any series of preferred stock which we may issue in the future.

Preferred Stock

      As of November 12, 2003, there were no shares of our preferred stock outstanding.

      Our board of directors is authorized by our certificate of incorporation to provide for the issuance of shares of preferred stock, in one or more series, to establish or modify the number of shares to be included in each series, to fix or modify the designation, rights, preferences, privileges and restrictions of the shares of each series and to increase or decrease the number of shares of any series of preferred stock, all without any further vote or action by our stockholders. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until our board of directors determines the specific rights attached to that preferred stock.

Registration Rights

      Under a Registration Rights Agreement, dated June 25, 2002, between us and Technical Olympic, we agreed with Technical Olympic that we would register under the Securities Act the resale of all of the shares of common stock or securities issued in respect of, or in exchange for, such common stock then held, or from time to time thereafter held, by Technical Olympic. Technical Olympic had the right to request that we file, and use our best efforts to have declared effective as soon as practicable, a registration statement with the SEC at any time (subject to the aggregate value of the registrable securities being at least $2,000,000 and certain cut-back provisions). We are not required to file such a registration statement more frequently than once every six months. Furthermore, if we are eligible to use a Form S-3, we have agreed to file, and use our best efforts to have declared effective, a shelf registration statement with the SEC upon the request of Technical Olympic (subject to the registrable securities having a minimum aggregate disposition price of at least $2,000,000). We must use our best efforts to keep the shelf registration statement continuously effective. We will not be required to file a shelf registration statement more than twice in any twelve-month period. In addition, if we registered the sale of any of our securities by us or any other holder of our securities in connection with an underwritten offering, Technical Olympic had the right to request that its shares be included in such registration statement, subject to certain cut-back provisions.

      Pursuant to our agreement with Technical Olympic, Technical Olympic S.A. requested that we prepare and file a registration statement on Form S-1 with respect to this offering. This prospectus will form part of the Form S-1. As a result of the restructuring transaction, the shares of our common stock owned by Technical Olympic were transferred to Technical Olympic S.A. and all of Technical Olympic’s rights and obligations under the Registration Rights Agreement inured to the benefit of Technical Olympic S.A.

Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

      Certain provisions of Delaware law and our certificate of incorporation and bylaws, summarized below, may discourage, delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for shares held by our stockholders.

      Pursuant to Section 203(b)(1) of the Delaware corporate law, our certificate of incorporation provides that the provisions of Section 203 shall not apply to us. However, as our controlling stockholder, Technical Olympic S.A. has the power to amend our certificate of incorporation at any time. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time such stockholder became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. A “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. If applicable, these provisions may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders.

      Our certificate of incorporation provides that our board of directors may issue shares of our authorized but unissued common stock and preferred stock without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions or employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

      Our bylaws provide that special meetings of stockholders can be called only by the board of directors, the Chairman of the Board, if any, or the President. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the board of directors, the Chairman of the Board, if any, or the President. Our bylaws provide that stockholders must follow an advance notification procedure for certain stockholder nominations of candidates for the board of directors and for certain other stockholder business to be conducted at an annual meeting or special meeting.

Indemnification of Officers and Directors

      As permitted by the Delaware General Corporation Law, we have included a provision in our certificate of incorporation to eliminate the personal liability of our officers and directors incurred by them solely by reason of their service to our company.

Transfer Agent

      The Transfer Agent and Registrar for our common stock is Equiserve Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering, we will have 29,889,036 shares of our common stock outstanding. All shares of our common stock after this offering, other than 22,865,936 shares held by the selling stockholder and our other affiliates (22,190,936 shares if the over-allotment is exercised in full), will be freely tradable without restriction under the Securities Act unless those shares are acquired and held by an affiliate of our company. Sales of shares of our common stock by affiliates will be subject to the volume limitations and other restrictions set forth in Rule 144 under the Securities Act. We, the selling stockholder and our officers and directors have agreed not to sell or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable for shares of our common stock for a period of 90 days after the completion of this offering, subject to certain exceptions.

      In addition to outstanding shares eligible for sale, we have reserved 4,000,000 shares of common stock issuable upon exercise of outstanding stock options under our Annual and Long-Term Incentive Plan, of which 3,436,491 are issuable under currently outstanding options. We have registered the issuance of all of these shares under the Securities Act, and therefore, these shares will be freely tradable when issued, subject to the volume limitations of Rule 144 in the case of shares held by our affiliates.

      Following the offering, Technical Olympic S.A. will continue to have the right to cause us to register for sale under the Securities Act all or part of the shares of our common stock held by it. See “Description of Capital Stock — Registration Rights.”

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS

      The following is a general summary of the material United States federal income and estate tax considerations to a Non-U.S. Holder (as defined below) relevant to the ownership and disposition of shares of common stock purchased in this offering. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed United States Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings, official pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary does not discuss all the tax consequences that may be relevant to a particular Non-U.S. Holder in light of the holder’s particular circumstances and it is not intended to be applicable in all respects to all categories of Non-U.S. Holders, some of whom may be subject to special rules not discussed below. The discussion below deals only with shares of common stock held as capital assets within the meaning of the Code, and does not address purchasers of the common stock that may be subject to special rules. Purchasers that may be subject to special rules include:

•	some U.S. expatriates;

•	financial institutions;

•	insurance companies;

•	partnerships or other pass-through entities;

•	tax-exempt entities;

•	dealers in securities or currencies;

•	traders in securities;

•	holders whose functional currency is not the U.S. dollar; and

•	persons that hold the common stock as part of a straddle, hedge, conversion or other integrated transaction.

      The following discussion does not address the U.S. federal income tax consequences of persons who hold the common stock through a partnership or other pass-through entity. In addition, the following discussion does not address any state, local or foreign tax considerations that may be relevant to a Non-U.S. Holder’s decision to purchase shares of common stock. You should consult your own tax advisor regarding the particular U.S. federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the common stock that may be applicable to you.

      Special rules may apply to certain Non-U.S. Holders, such as “controlled foreign corporations,” “passive foreign investment companies,” and “foreign personal holding companies,” that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

      For purposes of the federal income tax portion of this discussion, a “Non-U.S. Holder” means a beneficial owner of common stock that is a nonresident alien or a corporation, trust or estate that is not (1) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (2) an estate the income of which is subject to United States federal income taxation regardless of its source or (3) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person. For purposes of the federal estate tax portion of this discussion, a “Non-U.S. Holder” means a beneficial owner of common stock who is an individual who is not domiciled in the United States. A person acquires a domicile in the United States by living in the United States, even for a brief period, with “no definite present intention” of later removing from the United States. If domicile exists in the United States, an intention to change domicile does not actually effect such a change unless accompanied by an actual removal from the United States.

      ALL NON-U.S. HOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

Dividends on Common Stock

      Generally, any dividends paid to a Non-U.S. Holder of common stock will be subject to United States federal withholding tax at a rate of 30% of the amount of the dividend, or at a lower applicable income tax treaty rate. However, if the dividend is effectively connected with the conduct of a United States trade or business of a Non-U.S. Holder (and is attributable to a U.S. permanent establishment of such Non-U.S. Holder, if an income tax treaty applies) it generally will be subject to United States federal income tax on a net income basis at ordinary federal income tax rates (in which case the “branch profits tax” at 30% (or such lower rate as may be specified in an applicable income tax treaty) may also apply if such Non-U.S. Holder is a foreign corporation), and assuming certain certification requirements are met, will not be subject to the 30% withholding tax.

      United States Treasury regulations require a Non-U.S. Holder to provide certain certifications under penalties of perjury that such holder is not a United States person in order to obtain treaty benefits (and avoid backup withholding as discussed below).

      A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Disposition of Common Stock

      Subject to the discussion of backup withholding below, any capital gain realized upon a sale or other disposition of common stock by a Non-U.S. Holder ordinarily will not be subject to United States federal income tax unless (1) the gain is effectively connected with a trade or business conducted by such Non-U.S. Holder within the United States (and is attributable to a U.S. permanent establishment of such holder, if an income tax treaty applies) in which case, the Non-U.S. Holder will be subject to United States federal income tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and if the Non-U.S. Holder is a foreign corporation, the branch profits tax at 30% of the Non-U.S. Holder’s effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, (or such lower rate as may be specified in an applicable income tax treaty) may also apply, or (2) in the case of a Non-U.S. Holder that is an individual who holds the common stock as a capital asset, such Non-U.S. Holder is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the sale or other disposition and certain other requirements are met (in which case the holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States), or (3) we are or have been a “United States real property holding corporation” (a “USRPHC”) for United States federal income tax purposes at any time within the lesser of (a) the five-year period ending on the date of the sale or other disposition and (b) the Non-U.S. Holder’s holding period, and, in each case, no income tax treaty exception is applicable. We believe that we are currently a USRPHC and will remain a USRPHC in the future. However, any gain recognized by a Non-U.S. Holder on the disposition of the common stock still would not be subject to U.S. federal income tax if the common stock were to be “regularly traded” (within the meaning of applicable United States Treasury regulations) on an established securities market (such as, for example, the Nasdaq National Market) and the Non-U.S. Holder did not own, directly or constructively, more than 5% of the outstanding common stock at any time during the shorter of (a) the five-year period ending on the date of the sale or other disposition and (b) the Non-U.S. Holder’s holding period. We believe that upon the consummation of the offering the common stock will be “regularly traded” (within the meaning of applicable United States Treasury regulations) on an established securities market, although no assurance can be given that this will not change in the future. Non-U.S. Holders should consult their tax advisors to determine whether an income tax treaty is applicable.

Federal Estate Taxes

      Common stock that is beneficially owned by an individual Non-U.S. Holder at the time of death will be included in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. The individual’s gross estate might also include the value of common stock which is held indirectly by the individual through one or more domestic or foreign entities. Non-U.S. holders are encouraged to consult their tax advisors regarding the inclusion of the value of the common stock in their gross estate in cases where it is owned indirectly through one or more entities.

Backup Withholding and Information Reporting

      Dividends on common stock paid to a Non-U.S. Holder will generally be exempt from backup withholding tax, provided that Non-U.S. holders meet applicable certification requirements or otherwise establishes an exemption. Non-U.S. holders that fail to meet these requirements will be subject to backup withholding at the rate of 28%.

      Payments of the proceeds from the sale by a Non-U.S. Holder of shares of common stock made by or through a foreign office of a broker will not be subject to information reporting or backup withholding except that if the broker is, for United States tax purposes, (i) a U.S. person, (ii) a “controlled foreign corporation” (as defined in the Code), (iii) a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or (iv) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business, then information reporting and/or backup withholding may apply to these payments if the Non-U.S. Holder does not meet applicable certification requirements or otherwise established an exemption. Payments of the proceeds from the sale of shares of common stock by or through the United States office of a broker will be subject to information reporting and backup withholding unless the Non-U.S. Holder certifies under penalties of perjury that it is a Non-U.S. Holder or otherwise establishes an exemption from information reporting and backup withholding.

      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such Non-U.S. Holder’s United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

      Citigroup Global Markets Inc. and UBS Securities LLC are acting as joint book-running managers of the offering. We, the selling stockholder and the underwriters named below have entered into an underwriting agreement concerning the shares offered hereby. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Subject to the terms and conditions set forth in the underwriting agreement, the underwriters will be obligated to purchase all of the shares offered hereby if any of the shares are purchased.

Number of
Underwriters	Shares

Citigroup Global Markets Inc.	2,250,000
UBS Securities LLC	2,250,000

Total	4,500,000

      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy up to an additional 675,000 shares from the selling stockholder at the public offering price set forth on the cover of this prospectus less the underwriting discounts and commissions. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

      The following table shows the per share and total underwriting discounts and commissions we and the selling stockholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 675,000 shares.

	Fees Paid	Fees Paid by the Selling
	by Us	Stockholder

		No exercise	Full exercise

Per share	$1.43	$1.43	$1.43
Total	$2,860,000	$3,575,000	$4,540,250

      Pursuant to the terms of the Registration Rights Agreement between us and the selling stockholder, we are responsible for all expenses, other than underwriting discounts and commissions, related to this offering. We estimate that the total expenses of the offering payable by us will be approximately $1,140,000. Expenses include the Securities and Exchange Commission and NASD filing fees, printing, legal, accounting and transfer agent and registrar fees and other miscellaneous fees and expenses.

      Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.86 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

      We, our directors and executive officers, and the selling stockholder have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable for shares of common stock until after the date that is 90 days after the date of this prospectus, without the prior written consent of Citigroup Global Markets Inc. and UBS Securities LLC. This agreement does not generally apply to the exercise of options under our employee benefits plans.

      In connection with the offering, UBS Securities LLC on behalf of the underwriters may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase common stock in the offering.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

      In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

      We and the selling stockholder have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

      In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

      The underwriters and their affiliates have in the past performed investment banking, commercial lending and financial advisory services for us and our affiliates for which they have received customary compensation, and they may from time to time do the same in the future. An affiliate of Citigroup Global Markets Inc. is an agent and lender under our revolving credit facility. Approximately $48.0 million of the net proceeds from this offering will be used to repay borrowings under our revolving credit facility.

LEGAL MATTERS

      Akerman Senterfitt will pass upon the validity of the common stock offered by this prospectus. Cahill Gordon & Reindel LLP will pass upon certain legal matters for the underwriters.

EXPERTS

      The consolidated financial statements of Technical Olympic USA, Inc. and subsidiaries at December 31, 2002 and 2001, and for each of the two years in the period ended December 31, 2002, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent certified public accountants, and at December 31, 2000, and for the year then ended, by BDO Seidman, LLP, independent certified public accountants, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given the authority of such firms as experts in accounting and auditing.

      The consolidated financial statements of Engle Holdings Corp. and subsidiaries at December 31, 2001, and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent certified public accountants, and at December 31, 2000, and for the periods from November 22, 2000 to December 31, 2000 and November 1, 2000 to November 21, 2000, and each of the two years in the period ended October 31, 2000, by BDO Seidman LLP, independent certified public accountants, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at, or obtain copies by mail at prescribed rates from, the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file reports electronically. The address of that site is http://www.sec.gov.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors

Technical Olympic USA, Inc.

      We have audited the accompanying consolidated statements of financial condition of Technical Olympic USA, Inc. (formerly known as Newmark Homes Corp.) and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Technical Olympic USA, Inc. (formerly known as Newmark Homes Corp.) and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Miami, Florida

January 31, 2003, except for
 Note 5, as to which
 the date is February 3, 2003

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors

Technical Olympic USA, Inc.

      We have audited the accompanying consolidated statements of income, stockholders’ equity, and cash flows of Technical Olympic USA, Inc. (formerly known as Newmark Homes Corp.) and subsidiaries (the Company) for the year ended December 31, 2000. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above, present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

BDO SEIDMAN, LLP

Los Angeles, California

     January 31, 2001, except for Note 1
     and Note 5, as to which the date
     is June 25, 2002

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,

	2001	2002

	(Dollars in thousands,
	except share data)
ASSETS
Homebuilding:
Cash and cash equivalents:
Unrestricted	$67,206	$44,825
Restricted	7,738	23,645
Inventory	645,986	753,872
Property and equipment, net	10,694	13,862
Other assets	10,897	30,681
Goodwill, net	57,726	78,252
Westbrooke assets held for sale	117,160	—

	917,407	945,137
Financial Services:
Cash and cash equivalents:
Unrestricted	7,930	4,386
Restricted	19,605	22,866
Mortgage loans held for sale	50,933	58,840
Other assets	3,295	3,659

	81,763	89,751

Total assets	$999,170	$1,034,888

LIABILITIES AND STOCKHOLDERS’ EQUITY
Homebuilding:
Accounts payable and other liabilities	$56,295	$96,820
Customer deposits	25,674	24,564
Consolidated land bank obligations	30,022	16,288
Homebuilding borrowings	308,697	413,110
Westbrooke liabilities associated with assets held for sale	71,800	—

	492,488	550,782
Financial Services:
Accounts payable and other liabilities	18,828	21,560
Financial services borrowings	38,689	48,309

	57,517	69,869

Total liabilities	550,005	620,651
Minority interest	35,795	9,092
Commitments and contingencies	—	—
Stockholders’ equity:
Common stock — $.01 par value; 67,000,000 shares authorized and 27,878,787 shares issued and outstanding	279	279
Additional paid-in capital	322,400	322,400
Retained earnings	90,691	82,466

Total stockholders’ equity	413,370	405,145

Total liabilities and stockholders’ equity	$999,170	$1,034,888

See accompanying notes to consolidated financial statements.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,

	2000	2001	2002

	(Dollars in thousands, except share data)
Homebuilding:
Revenues:
Homes sales	$540,323	$1,374,551	$1,349,713
Land sales	6,343	18,361	27,379

	546,666	1,392,912	1,377,092
Cost of sales:
Home sales	434,736	1,091,626	1,075,875
Land sales	6,203	16,660	24,430

	440,939	1,108,286	1,100,305

Gross profit	105,727	284,626	276,787
Selling, general and administrative expenses	63,832	152,063	163,726
Depreciation and amortization	3,112	8,849	5,952
Severance and merger related expenses	—	2,643	19,963
Loss on early retirement of debt	—	—	5,411
Other (income) expense	2,264	(3,941)	(5,838)

Homebuilding pretax income	36,519	125,012	87,573
Financial Services:
Revenues	2,562	32,659	40,214
Expenses	1,635	17,688	20,846

Financial Services pretax income	927	14,971	19,368

Income from continuing operations before income taxes	37,446	139,983	106,941
Income tax expense	13,672	52,218	39,900

Income from continuing operations	23,774	87,765	67,041
Discontinued operations:
Income from discontinued operations	10,265	10,118	7,922
Income tax expense	3,944	3,846	2,959

Income from discontinued operations, net of taxes	6,321	6,272	4,963

Net income	$30,095	$94,037	$72,004

Earnings per common share (basic and diluted):
From continuing operations	$1.79	$3.15	$2.40
From discontinued operations	0.48	0.22	0.18

Net income	$2.27	$3.37	$2.58

Weighted average number of common shares outstanding:
Basic and diluted	13,250,062	27,878,787	27,878,787

See accompanying notes to consolidated financial statements.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional
			Paid-In	Retained
	Shares	Amount	Capital	Earnings	Total

	(Dollars in thousands)
Balance at January 1, 2000	11,500,000	$115	$106,855	$2,648	$109,618
Combination of stockholder’s equity of Engle Holdings upon consummation of merger (see Note 1)	—	—	215,709	—	215,709
Conversion of Engle Holdings shares exchanged in connection with merger (see Note 1)	16,378,787	164	(164)	—	—
Distributions by Engle Holdings	—	—	—	(363)	(363)
Net income	—	—	—	30,095	30,095

Balance at December 31, 2000	27,878,787	279	322,400	32,380	355,059
Distributions by Engle Holdings	—	—	—	(29,516)	(29,516)
Dividends paid	—	—	—	(6,210)	(6,210)
Net income	—	—	—	94,037	94,037

Balance at December 31, 2001	27,878,787	279	322,400	90,691	413,370
Assumption of Technical Olympic debt (see Note 1)	—	—	—	(75,416)	(75,416)
Distributions by Engle Holdings	—	—	—	(4,813)	(4,813)
Net income	—	—	—	72,004	72,004

Balance at December 31, 2002	27,878,787	$279	$322,400	$82,466	$405,145

See accompanying notes to consolidated financial statements.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2000	2001	2002

Cash flows from operating activities:
Net income	$30,095	$94,037	$72,004
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations	(6,321)	(6,272)	(4,963)
Depreciation and amortization	3,112	8,849	5,952
Amortization of deferred finance costs	—	—	1,474
Deferred income taxes	2,404	5,121	(2,061)
Other adjustments	(592)	(819)	1,095
Changes in operating assets and liabilities:
Restricted cash	(494)	(17,138)	(19,126)
Inventories	14,054	(25,691)	(75,910)
Other assets	(6,490)	(8,678)	(2,359)
Accounts payable and other liabilities	(19,838)	12,728	39,077
Customer deposits	(7,554)	(953)	(1,575)
Mortgage loans held for sale	(6,062)	(36,527)	(7,907)

Net cash provided by operating activities	2,314	24,657	5,701
Cash flows from investing activities:
Net additions to property and equipment	(1,300)	(6,713)	(8,749)
Amounts paid for acquisitions, net of cash acquired	—	—	(51,315)
Increase in cash as a result of the merger with Engle Holdings Corp.	35,456	—	—
Additional purchase price paid in connection with Westbrooke acquisition	(1,230)	—	—
Other	(796)	331	—

Net cash provided by (used in) investing activities	32,130	(6,382)	(60,064)
Cash flows from financing activities:
Net (repayments on) proceeds from revolving credit facilities	(22,872)	12,026	58,574
Proceeds from notes offering	—	—	350,000
Proceeds from unsecured borrowings from banks	215,000	27,001	—
Principal payments on unsecured borrowings and senior notes	(214,925)	(66,764)	(379,577)
Principal payments on acquisition notes payable	(950)	(1,216)	—
Net proceeds from (payments on) consolidated land bank obligations	—	30,022	(13,734)
Net proceeds from financial services borrowings	5,585	29,618	9,620
Payments for deferred financing costs	—	—	(15,252)
Minority interest in consolidated subsidiaries	—	35,795	(26,703)
Dividends paid	—	(6,210)	—
Distributions by Engle Holdings	(363)	(29,516)	(4,813)

Net cash (used in) provided by financing activities	(18,525)	30,756	(21,885)

Net cash provided by (used in) operations	15,919	49,031	(76,248)
Net cash provided by discontinued operations	748	1,854	50,323

Increase (decrease) in cash and cash equivalents	16,667	50,885	(25,925)
Cash and cash equivalents at beginning of period	7,584	24,251	75,136

Cash and cash equivalents at end of period	$24,251	$75,136	$49,211

See accompanying notes to consolidated financial statements.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

1.     Business and Organization

     Business

      Technical Olympic USA, Inc., formerly known as Newmark Homes Corp., is a Delaware corporation. We are a homebuilder with a geographically diversified national presence. We operate in 14 metropolitan markets located in four major geographic regions: Florida, Texas, the West and the Mid-Atlantic. We design, build and market detached single-family residences, town homes and condominiums. We also provide title and mortgage brokerage services to our homebuyers and others. We do not retain or service the mortgages that we originate but, rather, sell the mortgages and related servicing rights to investors.

     Organization

     The Merger and Notes Offering

      On June 25, 2002, Engle Holdings Corp. (Engle) merged with and into Newmark Homes Corp. (Newmark). The combined company was renamed Technical Olympic USA, Inc. Each issued and outstanding share of Engle common stock was exchanged for 1,724.08294 shares of Newmark common stock (the Merger). At the date of the Merger, there were 9,500 shares of Engle common stock issued and outstanding, all of which were held by Technical Olympic, Inc. (Technical Olympic). As a result of the Merger, 16,378,787 of additional shares were issued to Technical Olympic. In addition, we assumed $75.4 million of debt incurred by Technical Olympic (the Technical Olympic Debt). The Technical Olympic Debt accrued interest at rates ranging from 13.5% to 14.875% and was to mature on September 30, 2004. As both Engle and Newmark were under the control of Technical Olympic, in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, the Merger was accounted for in a manner similar to a pooling of interests, whereby we recognized the acquired assets and liabilities of Engle at their historical carrying amounts. As both entities came under common control of Technical Olympic on November 22, 2000, the financial statements and other operating data have been restated to include the operations of Engle from November 22, 2000. Our assumption of the $75.4 million of Technical Olympic Debt has been accounted for as a distribution.

      As a result of the exchange of equity interests, Technical Olympic owns 91.75% of us. Technical Olympic is a wholly-owned subsidiary of Technical Olympic (UK) PLC, an English company, which is a wholly-owned subsidiary of Technical Olympic S.A., a Greek company that is publicly traded on the Athens Stock Exchange.

      Concurrently with the Merger, we completed a private placement of $200.0 million 9% senior notes and $150.0 million 10 3/8% senior subordinated notes (the Notes Offering). The net proceeds of approximately $335.0 million from the Notes Offering were used to repay certain indebtedness of both Newmark and Engle and the Technical Olympic Debt that was assumed in connection with the Merger. Additionally, we entered into a revolving credit facility to fund working capital, which provides for loans up to $220.0 million.

      Subsequently, all outstanding privately placed senior and senior subordinated notes were exchanged for an equivalent amount of notes at their respective interest rates, which are registered under the Securities Act of 1933.

     Engle Acquisition

      On November 22, 2000, Engle became a wholly-owned subsidiary of Technical Olympic. Engle’s stockholders received $19.10 for each share of Engle’s common stock at the time of acquisition. Following the acquisition, the common stock of Engle ceased to be publicly traded. The acquisition of Engle was accounted for using the purchase method of accounting. Total consideration for the acquisition

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximated $542.0 million, including $216.0 million in cash and the assumption of $326.0 million of liabilities. The “push down” basis of accounting resulted in us allocating approximately $527.0 million to inventories and other identifiable assets and $15.0 million to goodwill.

      As a result of the change in control of Engle, Engle was required by the indentures governing its senior notes to offer to repurchase all of its outstanding senior notes at a price of 101% of the principal plus accrued interest. Upon termination of the offer in January 2001, Engle repurchased approximately $237.0 million of $250.0 million of its senior notes. Approximately $13.0 million of the senior notes were not tendered and remained outstanding as of December 31, 2001. These notes were discharged with the proceeds from the Notes Offering.

2.     Summary of Significant Accounting Policies

      Our accounting and reporting policies conform to accounting principles generally accepted in the United States and general practices within the homebuilding industry. The following summarizes the more significant of these policies.

     Principles of Consolidation and Basis of Presentation

      The consolidated financial statements include our accounts and those of our subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. As a result of the Merger being accounted for as a reorganization of entities under common control, the consolidated financial statements have been restated to present our combined results as if the Merger had been in effect from November 22, 2000, the date at which both entities came under the control of Technical Olympic.

      The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Due to our normal operating cycle being in excess of one year, we present unclassified statements of financial condition.

     Segment Reporting

      In accordance SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, we have concluded that our operating segments consist of homebuilding and financial services. These two segments are segregated in the accompanying consolidated financial statements under “Homebuilding” and “Financial Services,” respectively.

     Homebuilding

     Inventory

      Inventory is stated at the lower of cost or fair value. Inventory under development or held for development is stated at an accumulated cost unless such cost would not be recovered from the cash flows generated by future disposition. In this instance, such inventories are recorded at fair value. Inventory to be disposed of is carried at the lower of cost or fair value less cost to sell. We utilize the specific identification method of charging construction costs to cost of sales as units are sold. Common construction project costs are allocated to each individual home in the various subdivisions based upon the total number of homes to be constructed in each subdivision community. Interest, real estate taxes and

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

certain development costs are capitalized to land and construction costs during the development and construction period and are amortized to costs of sales as closings occur.

     Homebuilding Borrowings

      Homebuilding borrowings represent financing arrangements utilized to support our homebuilding activities. These arrangements have been executed by subsidiaries whereby we have an ownership interest.

     Consolidated Land Bank Obligations

      Consolidated land bank obligations represent liabilities associated with our land banking activities, including obligations in special-purpose entities which have been consolidated by us, for which we have no ownership interest.

     Revenue Recognition

      Our primary source of revenue is the sale of homes to homebuyers. To a lesser degree, we engage in the sale of land to other homebuilders. Revenue is recognized on home sales and land sales at closing when title passes to the buyer and all of the following conditions are met: a sale is consummated, a significant down payment is received, the earnings process is complete and the collection of any remaining receivables is reasonably assured.

     Warranty Costs

      We provide homebuyers with a limited warranty of workmanship and materials from the date of sale for up to two years. We generally have recourse against the subcontractors for claims relating to workmanship and materials. We also provide up to a ten-year homebuyer’s warranty which covers major structural defects. Estimated warranty costs are recorded at the time of sale. Total warranty expense for the years ended December 31, 2000, 2001 and 2002 were $4.1 million, $7.4 million and $7.5 million, respectively. See Note 4.

     Advertising Costs

      Advertising costs, consisting primarily of newspaper and trade publications, signage and the cost of maintaining an internet web-site, are expensed as incurred. Advertising expense included in selling, general and administrative expenses and income from discontinued operations for the years ended December 31, 2000, 2001 and 2002 amounted to $9.0 million, $16.3 million and $15.3 million, respectively.

     Financial Services

     Mortgage Loans Held for Sale

      Mortgage loans held for sale are stated at the lower of aggregate cost or fair value based upon such commitments for loans to be delivered or prevailing market rates for uncommitted loans. Substantially all of the loans originated by us are sold to private investors within 30 days of origination.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Revenue Recognition

      Fees derived from our Financial Services segment, including title and mortgage origination services, are generally recognized as revenue in the month of closing of the sale of the mortgage. Financial Service revenue and expenses consist of the following (dollars in thousands):

	Year Ended December 31,

	2000	2001	2002

Revenue:
Mortgage services	$1,265	$16,400	$21,530
Title services	1,297	16,259	18,684

Total Financial Service revenue	2,562	32,659	40,214
Expenses:
Mortgage services	545	6,800	8,076
Title services	1,090	10,888	12,770

Total Financial Service expense	1,635	17,688	20,846

Total Financial Service pretax income	$927	$14,971	$19,368

     General

     Cash and Supplemental Cash Flow Information

      Cash includes amounts in transit from title companies for home closings and highly liquid investments with an initial maturity of three months or less.

      Restricted cash consists of amounts held in escrow as required by purchase contracts or by law for escrow deposits held by our title company and compensating balances for various open letters of credit.

      Supplemental disclosures of cash flow information (dollars in thousands):

	Year Ended December 31,

	2000	2001	2002

Cash paid for:
Interest (net of amounts capitalized)	$8,755	$2,372	$—

Income taxes	$15,802	$52,830	$39,245

     Accounting for the Impairment of Long-Lived Assets

      In the first quarter of 2002, we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). The Statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, however, it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be “held and used.” In addition, the Statement provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of other than by sale (e.g., abandoned) be classified as “held and used” until it is disposed of, and establishes more restrictive criteria to classify an asset as “held for sale.”

      In accordance with SFAS 144, we carry long-lived assets at the lower of the carrying amount or fair value. Impairment is evaluated by estimating future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

less than the carrying amount of the assets, an impairment loss is recognized. Fair value, for purposes of calculating impairment, is measured based on estimated future cash flows, discounted at a market rate of interest.

     Concentration of Credit Risk

      We conduct business primarily in four geographical regions: Florida, Texas, the Mid-Atlantic and the West. Accordingly, the market value of our inventory is susceptible to changes in market conditions that may occur in these locations. With regards to the mortgage loans held for sale, we will generally only originate loans which have met underwriting criteria required by purchasers of its loan portfolios. Additionally, we generally sell our mortgage loans held for sale within 30 days which minimizes our credit risk.

     Property and Equipment

      Property and equipment, consisting primarily of office premises, transportation equipment, office furniture and fixtures, and model home furniture, are stated at cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred.

      Depreciation generally is provided using the straight-line method over the estimated useful life of the asset, which ranges from 18 months to 30 years. At December 31, 2001 and 2002, accumulated depreciation approximated $7.2 million and $8.0 million, respectively.

     Goodwill

      Goodwill represents the excess of the purchase price of the Company’s acquisitions over the fair value of the net assets acquired.

      In June 2001, the Financial Accounting Standards Board finalized SFAS No. 141, Business Combinations (SFAS 141), and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that companies recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that companies reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

      SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that companies identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized.

      We adopted SFAS 142 on January 1, 2002. The impairment test of goodwill performed by us during the second quarter of 2002, indicated no impairment. Our application of the provisions of SFAS 142 resulted in the elimination of goodwill amortization expense beginning in the first quarter of 2002.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth reported net income and earnings per share from continuing operations, as adjusted to exclude goodwill amortization expense (dollars in thousands):

	Year Ended
	December 31,

	2000	2001

Income from continuing operations, as reported	$23,774	$87,765
Add back of amortization expense, net of taxes	1,037	1,504

	$24,811	$89,269

Earnings per common share (basic and diluted), as reported	$1.79	$3.15

Earnings per common share (basic and diluted), as adjusted	$1.87	$3.20

Income Taxes

      We are included in the consolidated federal income tax return with Technical Olympic pursuant to a Tax Allocation Agreement between Technical Olympic and us.

      As a result of this Tax Allocation Agreement, income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

      The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

      We present earnings per share data in accordance with the provisions of SFAS No. 128, Earnings Per Share. Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period.

      Diluted earnings per share is computed based on the weighted average number of shares of common stock and dilutive securities outstanding during the period. Dilutive securities are options that are freely exercisable into common stock at less than market exercise prices. Dilutive securities are not included in the weighted average number of shares when inclusion would increase the earnings per share or decrease the loss per share. For the years ended December 31, 2000, 2001 and 2002, we had no dilutive securities outstanding. All of the options granted during the year ended December 31, 2002 are anti-dilutive as their exercise prices are above market.

Stock-Based Compensation

      We account for our stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments

      SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires companies to disclose the estimated fair value of their financial instrument assets and liabilities. Fair value estimates are made at a specific point in time, based upon relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular instrument. The carrying values of cash and mortgage loans held for sale, approximate their fair values due to their short-term nature. The carrying value of homebuilding and financial service borrowings and consolidated land bank obligations, excluding the senior and senior subordinated notes, approximate their fair value as substantially all of the debt has a fluctuating interest rate based upon a current market index. The fair value of the $200.0 million senior and $150.0 million senior subordinated notes at December 31, 2002 is $194.0 million and $141.8 million, respectively, as determined by quoted market prices.

Impact of Recent Accounting Pronouncements

      In April 2002, the FASB issued SFAS No. 145, Rescission of SFAS Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS 145 prevents gains or losses on extinguishment of debt not meeting the criteria of Accounting Principles Bulletin No. 30 to be treated as extraordinary. SFAS 145 amends SFAS No. 13, Accounting for Leases, to eliminate inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. In addition, SFAS 145 rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002 with early adoption encouraged. We adopted the provisions of SFAS 145 during the quarter ended June 30, 2002. As a result of the adoption of SFAS 145, we have included the loss associated with the early extinguishment of debt in the determination of income from continuing operations.

      In January 2003, the FASB issued FASB Interpretation (Interpretation) No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity; (ii) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: the direct or indirect ability to make decisions about the entities activities through voting rights or similar rights; the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities; the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

      Interpretation No. 46 also requires expanded disclosures by the primary beneficiary (as defined) of a variable interest entity and by an enterprise that holds a significant variable interest in a variable interest entity but is not the primary beneficiary. Interpretation No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Interpretation No. 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. As Interpretation No. 46

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

has just been issued, we have not completed our evaluation as to the potential impact on our consolidated financial statements. However, based on preliminary review, management does not believe that the adoption of Interpretation No. 46 will have a significant effect on our consolidated financial statements.

3.     Inventory

      Inventory consists of the following (dollars in thousands):

	December 31,

	2001	2002

Deposits and homesites and land under development	$264,893	$397,362
Residences completed and under construction	381,093	356,510

	$645,986	$753,872

      A summary of homebuilding interest capitalized in inventory is as follows (dollars in thousands):

	Year Ended December 31,

	2000	2001	2002

Interest capitalized, beginning of period	$3,003	$25,487	$12,226
Interest incurred	35,477	22,067	27,742
Less interest included in:
Cost of sales	9,711	34,241	28,133
Interest expense	3,282	1,087	257

Interest capitalized, end of period	$25,487	$12,226	$11,578

      In the ordinary course of business, we enter into contracts to purchase homesites and land held for lot development. At December 31, 2001 and 2002, we had nonrefundable deposits aggregating $22.5 million and $56.1 million, respectively, included in inventory in the accompanying consolidated statements of financial condition. Our liability for nonperformance under such contracts is limited to forfeiture of the related deposits.

      During 2001, through Westbrooke Acquisition Corp. (Westbrooke), we entered into an option arrangement with Durham-Florida Properties, LLC (Durham) to acquire developed homesites with a total estimated contract price of $16.4 million. Under this option arrangement, we placed a $3.7 million financial guarantee bond with Durham, which was reduced on a pro rata basis as homesites were purchased by Westbrooke. This bond was guaranteed by us. Under this arrangement, Westbrooke could cancel this agreement to purchase the land by forfeiture of Westbrooke’s bond. Although Westbrooke did not have legal title to the assets of Durham and had not guaranteed the liabilities, Westbrooke did exercise certain rights of ownership over Durham’s assets, and as a result, we included these assets in inventory at December 31, 2001, which were classified as Westbrooke assets held for sale with a corresponding liability in consolidated land bank obligations, which was classified as Westbrooke liabilities associated with assets held for sale. See Note 8.

      During 2001, through Westbrooke, we sold to Park/Walnut Creek Investors, LLC (Walnut Creek) certain undeveloped real estate tracts. Walnut Creek was owned by several of the executive officers of Westbrooke. We placed deposits and entered into a number of agreements, including an option contract and construction contract with Walnut Creek, to develop and buy back fully developed lots from time to time subject to the terms and conditions of such agreements. Additionally, under these agreements, we could cancel the agreement to purchase the land by forfeiture of our deposits. We believe that the terms of the purchase contract and the terms of the related option and development contracts were comparable to

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

those available from unaffiliated parties. As of December 31, 2001, the remaining value of homesites that could be acquired by us approximated $4.3 million. Although Westbrooke did not have legal title to the assets of Walnut Creek, Westbrooke did exercise certain rights of ownership, and as a result, we included these assets in inventory with a corresponding liability in consolidated land bank obligations in the accompanying consolidated statement of financial condition.

      As a result of the above transactions, we included in Westbrooke assets held for sale in the December 31, 2001 consolidated statement of financial condition inventory of approximately $13.0 million and in Westbrooke liabilities associated with assets held for sale consolidated land bank obligations of approximately $13.0 million. These obligations were at market interest rates and were repaid based on lot closings with a final maturity through January 31, 2004. See Note 8.

      During 2001, Engle sold to an investment limited liability company (Investment Company) certain undeveloped real estate tracts. The Investment Company is owned by several of the current and former executive officers of Engle, including without limitation related trusts of management. As of December 31, 2002, the remaining value of homesites that can be acquired by us approximates $7.0 million. Engle placed deposits, entered into a number of agreements, including option contracts and construction contracts with the Investment Company, to develop and buy back fully developed homesites from time to time subject to the terms and conditions of such agreements. Additionally, under these agreements, Engle can cancel these agreements to purchase the land by forfeiture of its deposit. Engle believes that the terms of the purchase contract and the terms of the related option and development contracts were comparable to those available from unaffiliated parties. Although Engle does not have legal title to the assets of the Investment Company and has not guaranteed the liabilities of the Investment Company, Engle does exercise certain rights of ownership over the Investment Company assets. Consequently, the assets and associated liabilities of the Investment Company have been recorded in the accompanying consolidated statements of financial condition as of December 31, 2001 and 2002. Minority interest in consolidated subsidiaries, includes the equity provided by members of management.

      During 2001, we entered into option arrangements with independent third parties to acquire developed homesites. Under these option arrangements, we placed deposits, which provide the right to acquire developed lots at market prices. Additionally, under these arrangements, we can cancel these arrangements to purchase the land by forfeiture of the deposit. Although we do not have legal title to the assets of these independent third parties and have not guaranteed the liabilities, we do exercise certain rights of ownership over the entity’s assets. Consequently, the assets and associated liabilities of these entities have been recorded in the accompanying consolidated statements of financial condition.

      As a result of the above transactions, we have included on our consolidated statement of financial condition inventory and land deposits of approximately $25.4 million, minority interest of approximately $9.1 million, which represents the equity of investors, and consolidated land bank obligation of approximately $16.3 million. These obligations are at market interest rates and are repaid on lot closings with a final maturity through 2004. At December 31, 2001, we had included in our consolidated statement of financial condition inventory and land deposits of approximately $66.0 million, minority interest of approximately $36.0 million, and consolidated land bank obligations of approximately $30.0 million.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Accounts Payable and Other Liabilities

      Accounts payable and other liabilities consists of the following (dollars in thousands):

	December 31,

	2001	2002

Homebuilding:
Trade accounts payable	$19,775	$29,746
Interest	1,921	17,341
Compensation	9,261	11,176
Taxes, including income and real estate	13,315	14,262
Warranty costs	2,138	4,795
Accrued expenses	9,484	16,101
Other	401	3,399

	$56,295	$96,820

      Accounts payable and other liabilities for Financial Services consists primarily of title company escrows.

      During the year ended December 31, 2002, changes in our warranty accrual consisted of the following (dollars in thousands):

Accrued warranty costs at January 1, 2002	$2,138
Estimated liability recorded	7,523
Settlements made	(4,866)

Accrued warranty costs at December 31, 2002	$4,795

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Homebuilding and Financial Services Borrowings

Homebuilding Borrowings

      Homebuilding borrowings, excluding the construction loans payable of Westbrooke which are included in Westbrooke liabilities associated with assets held for sale, consists of the following (dollars in thousands):

	December 31,

	2001	2002

Senior notes due 2010, at 9%(a)	$—	$200,000
Senior subordinated notes due 2012, at 10 3/8%(a)	—	150,000
Revolving credit facility(b)	—	55,000
Unsecured borrowings from banks(c)	202,000
Senior notes due 2008, at 9 1/4%(d)	12,897	—
Construction and homesite loans with financial institutions, collateralized by lots and single family residences completed or under construction, bearing interest at LIBOR plus 175 basis points to prime rate (4.20% to 4.75% at December 31, 2001), maturing upon completion and closing of the homes(e)	81,643	—
Acquisition notes payable(f)	5,434	—
Other	6,723	8,110

	$308,697	$413,110

      Maturities on homebuilding borrowings at December 31, 2002 are as follows (dollars in thousands):

2003	$1,975
2004	1,800
2005	59,162
2006	10
2007	7
Thereafter	350,156

$413,110

(a)	Interest on the senior and senior subordinated notes (the Notes) is payable semi-annually, commencing on January 1, 2003. The Notes are fully and unconditionally guaranteed by all of our material domestic subsidiaries. Any subsidiaries, other than the subsidiary guarantors, are minor and we have no independent assets or operations. There are no restrictions on our ability to obtain funds from our subsidiaries by dividend or loan.

The indentures governing the Notes require us to maintain a minimum net worth and place certain restrictions on our ability to, among other things, incur additional debt, pay or make dividends or other distributions, sell assets and enter into transactions with affiliates and merge or consolidate with other entities.

(b)	The revolving credit facility permits us to borrow up to the lesser of (i) $220,000 or (ii) our borrowing base (as calculated in accordance with the revolving credit facility agreement) minus our outstanding senior debt. The revolving credit facility expires on June 26, 2005. At our election, loans outstanding under the facility may be either base rate loans or Eurodollar loans, in accordance with the revolving credit facility agreement. At December 31, 2002, the loans outstanding under the credit facility accrue interest at a weighted average rate of 3.64%.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The revolving credit facility requires us to maintain specified financial ratios regarding leverage, interest coverage, consolidated tangible net worth and certain operational measurements and satisfy certain financial condition tests. The revolving credit facility also places certain restrictions on, among other things, our ability to incur additional debt or liens, pay or make dividends or other distributions, sell assets, enter into transactions with affiliates and merge or consolidate with other entities. The revolving credit facility is secured by a first-priority lien on all capital stock of subsidiaries owned by us.

On February 3, 2003, we completed a private placement of an additional $100.0 million of 9% Senior Notes at a price of 94.836%. The net proceeds of approximately $93.6 million were used to repay the $55.0 million outstanding under our credit facility as of December 31, 2002 and approximately $35.0 million of an additional $50.0 million which was drawn down from January 1, 2003 through the date of closing. As a result, as of February 3, 2003, we have $15.0 million outstanding under our credit facility and $175.5 million in availability.

(c)	In connection with the acquisition of Engle by Technical Olympic on November 22, 2000, we entered into a Credit Agreement (the Credit Agreement) with a bank providing for a $100.0 million term loan commitment and a $275.0 million revolving credit facility (subject to reduction based upon periodic determinations of a borrowing base). Proceeds from these facilities provided working capital and financed the required repurchase offer made to holders of Engle’s then outstanding $250.0 million principal amount of 9 1/4% Senior Notes due 2008 (the Engle Senior Notes). The term loan and revolving credit facility were repaid with the proceeds from the Notes Offering.

(d)	As a result of the change in control of Engle Homes, Engle was required by the indentures governing the Engle Senior Notes to offer to repurchase all of its outstanding Senior Notes at a price of 101% of the principal plus accrued interest. Upon termination of the offer in January 2001, Engle repurchased approximately $237.0 million of the Engle Senior Notes. Funds to repurchase the Engle Senior Notes were provided from the issuance of the $100.0 term loan under the Credit Agreement and additional advances under Engle’s revolving credit facility. Approximately $13.0 million of the Engle Senior Notes were not tendered and remained outstanding as of December 31, 2001. These notes were discharged with the proceeds from the Notes Offering.

(e)	On June 27, 2000, the Company entered into a syndicated $150.0 million secured revolving credit facility with six banks. This credit facility was used to finance the acquisition and development of residential subdivisions, the purchase of developed homesites and the construction of homes in the Texas, Tennessee and North Carolina markets. The credit facility was repaid with the proceeds from the Notes Offering.

(f)	The acquisition notes represent amounts payable to Westbrooke’s prior majority owner incurred in connection with our acquisition of Westbrooke. At December 31, 2001, the total of acquisition notes payable was approximately $7.4 million of which $2.0 million is included in Westbrooke liabilities associated with assets held for sale. The notes were repaid with the proceeds from the sale of Westbrooke. See Note 8.

     Financial Services Borrowings

      In order to fund the origination of residential mortgage loans, one of our subsidiaries, Preferred Home Mortgage Company (PHMC), entered into a $65.0 million revolving warehouse line of credit. The warehouse line of credit is comprised of (1) a credit facility providing for revolving loans of up to $40.0 million, subject to meeting borrowing base requirements based on the value of collateral provided and (2) a mortgage loan purchase and sale agreement which provides for the purchase by the lender of up to $25.0 million in mortgage loans generated by PHMC. At no time may the amount outstanding under the facility plus the amount of purchased loans pursuant to the purchase and sale agreement exceed $65.0 million. As of December 31, 2002, the Company had $48.3 million outstanding under the warehouse line of credit. The warehouse line of credit bears interest, at PHMC’s option, at either (1) the Federal Funds rate plus 1.375% or (2) a Eurodollar rate plus 1.25%. At December 31, 2001 and 2002, the loans

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

outstanding under the warehouse line of credit accrued interest at a weighted average rate of 2.895% and 2.543% per annum, respectively. The warehouse line of credit requires PHMC to maintain certain financial ratios and minimums. The warehouse line of credit is secured by a guarantee from us and by funded mortgages which are pledged as collateral.

      The line of credit includes restrictions including maintenance of certain financial covenants. We are required to fund 2% of all mortgages originated and to sell all funded mortgages within 90 days. As of December 31, 2002, the Company was committed to selling its entire portfolio of mortgage loans held for sale. The warehouse line of credit was originally scheduled to expire on July 5, 2002. On June 25, 2002, the warehouse line of credit was amended to extend the expiration to June 24, 2003.

     Borrowing Capacity

      At December 31, 2002 the Company had the capacity to borrow an additional $140.1 million under the revolving credit facility and $16.7 million under the warehouse line of credit, subject to the Company satisfying the relevant borrowing conditions in those facilities.

6.     Acquisitions

      On October 4, 2002, we acquired the net assets of DS Ware Homes LLC, a homebuilder operating in Jacksonville, Florida. We paid $35.6 million in cash, of which $30.0 million was funded with proceeds from our revolving credit facility. In addition, if certain earnings targets are met for the five-month period after the closing, we will be obligated to pay up to an additional $5.2 million in cash to the sellers in 2003. Based on our preliminary allocation of the purchase price, this acquisition resulted in approximately $21.0 million of goodwill. The results of operations of DS Ware Homes LLC for the period from October 4, 2002 through December 31, 2002 are included in the accompanying consolidated statement of income for the year ended December 31, 2002.

      On November 18, 2002, we acquired the net assets of Masonry Homes, Inc., a homebuilder operating in the northwestern suburbs of Baltimore and southern Pennsylvania. We paid $17.1 million in cash, which was funded with proceeds from our revolving credit facility. In addition, if certain targets are met regarding home sale deliveries, the development and/or subdivision of certain homesites and earnings for the 2003 and 2004 fiscal years, we will be obligated to pay up to an additional $21.3 million in cash to the sellers over a two-year period. This acquisition resulted in no material amount of goodwill being recorded. The results of operations of Masonry Homes, Inc. for the period from November 18, 2002 through December 31, 2002 are included in the accompanying consolidated statement of income for the year ended December 31, 2002.

7.     Severance and Merger Related Expenses

      During 2001, in connection with the Merger, we incurred approximately $2.6 million in legal, consulting, and related costs. These costs are included in severance and merger related expenses in the accompanying statement of income.

      Included in severance and merger related expenses in the accompanying consolidated statement of income for the year ended December 31, 2002 are costs of the merger and integration, such as professional fees and investment banking fees. These fees approximate $6.1 million. Additionally, we incurred approximately $4.8 million in severance charges attributable to former executives of the Company whose employment was terminated in connection with the Merger and $7.6 million for severance payments with respect to Mr. Engelstein and Mr. Shapiro. See Note 9.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.     Sale of Westbrooke

      During March 2002, we committed to a plan to dispose of Westbrooke to eliminate operating redundancies in the South Florida market and to strengthen our financial position. Pursuant to this plan of disposition, we would sell 100% of the common stock of Westbrooke. On April 8, 2002, we signed a definitive agreement for the sale of Westbrooke to Standard Pacific Corp. (Standard Pacific) for approximately $41.0 million in cash. This sale was completed on April 15, 2002. In addition, Standard Pacific satisfied approximately $54.4 million of Westbrooke’s debt that included approximately $14.2 million of intercompany liabilities owed to us. Upon completion of this sale, we realized a gain of $4.3 million. We determined that in accordance with SFAS 144, as of March 31, 2002, the criteria to classify the Westbrooke assets as held for sale were met.

      Results of Westbrooke’s operations have been classified as discontinued operations, and prior periods have been restated. Discontinued operations include Westbrooke revenues, which totaled $178.2 million, $205.7 million and $44.2 million for the years ended December 31, 2000, 2001 and 2002, respectively.

      As of December 31, 2001, the following major classes of assets and liabilities have been classified as held for sale in the accompanying statement of financial condition (dollars in thousands):

Cash	$15,103
Inventory	90,540
Property and equipment	2,765
Other assets	8,752

Westbrooke assets held for sale	$117,160

Accounts payable and accrued liabilities	$10,419
Customer deposits	7,671
Consolidated land bank obligations	13,122
Construction and acquisition loans payable	36,166
Other liabilities	4,422

Westbrooke liabilities associated with assets held for sale	$71,800

9.     Commitments and Contingencies

      We provide homebuyers with a limited warranty of workmanship and materials from the date of sale for up to two years. We generally have recourse against our subcontractors for claims relating to workmanship and materials. We also provide up to a ten-year homeowner’s warranty which covers major structural defects.

      We are subject to the normal obligations associated with entering into contracts for the purchase, development and sale of real estate in the routine conduct of our business. We are committed under various letters of credit and performance bonds which are required for certain development activities, deposits on land and homesite purchase contract deposits. At December 31, 2002, outstanding letters of credit and performance/surety bonds under these arrangements totaled approximately $35.9 million and $57.8 million, respectively.

      We entered into an agreement with an insurance company to underwrite private mortgage insurance on certain loans originated by our mortgage services subsidiary. Under the terms of the agreement, we share in the premiums generated on the loans and are exposed to losses in the event of a loan default.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2002, our maximum exposure to losses relating to loans insured is approximately $1.8 million, which is further limited to the amounts held in trust of approximately $589,000. We minimize the credit risk associated with such loans through credit investigations of customers as part of the loan origination process and by monitoring the status of the loans and related collateral on a continuous basis.

      We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position or results of operations.

      In early February 2002, Alec Engelstein, then Chief Executive Officer of Engle Homes, Inc., and David Shapiro, then Vice President — Chief Financial Officer of Engle Homes, Inc., resigned from their executive positions with Engle Homes, Inc. and alleged that they were entitled to receive severance packages in the aggregate amount of approximately $9.4 million, plus other benefits, including a claim by Mr. Engelstein of a monthly retirement benefit equal to 1/12th of his annual salary with such payments to continue for a period of 60 consecutive months. During September 2002, we reached an agreement whereby we would pay $7.6 million which was accrued and the related expense was recorded in severance and merger related expenses in the accompanying consolidated statement of income for the year ended December 31, 2002.

      In connection with our announcement in March 2001 of our proposed merger with Engle, there was a class action suit filed in District Court, Clark County, Nevada, and a class action suit filed in the 80th Judicial District Court of Harris County, Texas, each of which challenged the merger as a breach of fiduciary duty. In addition, two interveners filed interventions in the Texas class action. In March 2002, we reached an agreement in principle for the settlement of the class actions and interventions. Under the terms of the settlement, we have agreed to pay the plaintiffs’ attorneys’ fees and expenses in an amount not to exceed $350,000 in the aggregate. The settlement was subject to a number of conditions, including the closing of the Merger, providing notice to the class, conducting confirmatory discovery, executing a definitive settlement agreement and obtaining final approval by the court. The parties originally contemplated that the settlement would be consummated in the Texas action. In the third quarter, the parties learned that the anticipated Texas forum was unavailable due to a prior dismissal. The parties are negotiating a settlement relating to the Nevada action and we anticipate executing a settlement agreement similar to the original agreement in principle. After payments made by our insurance provider, we anticipate being obligated to pay $125,000 in connection with the settlement of this litigation. This amount has been accrued for in our financial statements.

10.	Related Party Transactions

      In 2000, we entered into a purchasing agreement with our ultimate parent, Technical Olympic S.A. The agreement provided that Technical Olympic S.A. would purchase certain of the materials and supplies necessary for operations and sell them to our entities, all in an effort to consolidate the purchasing function. Although Technical Olympic S.A. would incur certain franchise tax expense, we would not be required to pay such additional purchasing liability. Technical Olympic S.A. purchased $70.5 million, $342.6 million and $191.6 million of materials and supplies on our behalf during the years ended December 31, 2000, 2001 and 2002, respectively. These materials and supplies bought by Technical Olympic S.A. under the purchasing agreement are provided to us at Technical Olympic S.A.’s cost. We do not pay a fee or other consideration to Technical Olympic S.A. under the purchasing agreement. We may terminate the purchasing agreement upon 60 days prior notice.

      In 2000, we entered into a management services agreement with Technical Olympic, whereby Technical Olympic will provide certain advisory, administrative and other services. For the years ended December 31, 2000, 2001 and 2002, we paid $1.5 million, $1.9 million and $1.4 million, respectively.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

These expenses are included in selling, general and administrative expenses in the accompanying statements of income.

      During 2001, through Westbrooke, we sold to Park/Walnut Creek Investors, LLC certain undeveloped real estate tracts. Walnut Creek is owned by several of the executive officers of Westbrooke. Additionally, during 2001, Engle entered into certain transactions to acquire developed lots from an entity owned by several of the current and former executive officers of Engle. See Note 3.

11.	Income Taxes

      Components of income tax expense (benefit) from continuing operations consist of the following (dollars in thousands):

	Year Ended December 31,

	2000	2001	2002

Current:
Federal	$10,865	$47,055	$38,272
State	403	4,343	3,689

	11,268	51,398	41,961
Deferred:
Federal	2,089	667	(1,880)
State	315	153	(181)

	2,404	820	(2,061)

	$13,672	$52,218	$39,900

      The difference between total reported income taxes and expected income tax expense computed by applying the federal statutory income tax rate of 35% for 2000, 2001 and 2002 to income from continuing operations is reconciled as follows (dollars in thousands):

	Year Ended December 31,

	2000	2001	2002

Computed income tax expense at statutory rate	$13,106	$48,994	$37,429
State income taxes	467	2,922	2,269
Other, net	99	302	202

Income taxes	$13,672	$52,218	$39,900

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Significant temporary differences that give rise to the deferred tax assets and liabilities from continuing operations are as follows (dollars in thousands):

	December 31,

	2001	2002

Deferred tax assets:
Warranty reserve	$725	$602
Property and equipment, principally due to differences in depreciation	325	259
Inventory	4,939	4,534
Net operating loss carry forward	—	3,345
Other	154	94

Total deferred tax assets	6,143	8,834
Deferred tax liabilities:
Amortizable intangibles	(3,874)	(3,919)
Differences in reporting selling and marketing	(744)	(1,433)
Other	(120)	(16)

Total deferred tax liabilities	(4,738)	(5,368)

Net deferred tax asset	$1,405	$3,466

      The net deferred tax asset included in other assets in the accompanying consolidated statements of financial condition at December 31, 2001 and 2002 was $1.4 million and $3.5 million, respectively. We believe that it is more likely than not that the gross deferred tax assets will be realized or settled due to our ability to generate taxable income exclusive of reversing timing differences. Accordingly, no valuation allowance has been established at December 31, 2001 and 2002.

      Payments of $15.3 million, $47.2 million and $37.7 million were made to Technical Olympic for federal income taxes during 2000, 2001 and 2002, respectively.

12.     Stock Option Plan

      During 2001, we adopted the Technical Olympic USA, Inc. Annual and Long-Term Incentive Plan, formerly known as the Newmark Homes Corp. Annual and Long-Term Incentive Plan (the Plan) pursuant to which our employees, consultants and directors, and those of our subsidiaries and affiliated entities are eligible to receive options to purchase shares of common stock. Under the Plan, subject to adjustment as defined, the maximum number of shares with respect to which awards may be granted is 4,000,000. Pursuant to the Plan, no shares could be granted prior to consummation of the aforementioned merger between us and Engle. As a result, as of December 31, 2001, no options had been granted.

      Activity under the Plan for the year ended December 31, 2002 is as follows:

		Weighted Average
	Number of Options	Exercise Price

Outstanding at beginning of year	—	—
Granted	2,195,455	$19.37

Outstanding at end of year	2,195,455	$19.37

Exercisable at end of year	285,402	$17.17

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Exercise prices for options outstanding at December 31, 2002 range from $17.17 – $22.86 and had a weighted average remaining contractual life of ten years.

      Included in the 2,195,455 options granted during the year are 592,776 options granted to executives which contain accelerated vesting criteria. These options are being accounted for under the variable accounting method as provided for by APB Opinion No. 25. No expense has been recorded during the year ended December 31, 2002 as the exercise price is greater than the current market price of the stock.

      We have elected to follow APB Opinion No. 25 in accounting for employee stock options. The exercise price of our employee stock options equal or exceed the market price of the underlying stock on the date of grant, and therefore no compensation expense is recognized. SFAS No. 123, Accounting For Stock Based Compensation, requires disclosure of pro forma income and pro forma income per share as if the fair value based method had been applied in measuring compensation expense.

	As Reported	Pro Forma

Income from continuing operations	$67,041	$64,748
Income from discontinued operations	4,963	4,963

Net income	$72,004	$69,711

Earnings per common share (basic and diluted):
From continuing operations	$2.35	$2.32
From discontinued operations	.18	.18

Net income	$2.53	$2.50

      The weighted average fair value of each option granted during the year ended December 31, 2002 was $5.40. The fair values of options granted were estimated on the date of their grant using the Black-Scholes option pricing model based on the following weighted average assumptions:

Expected volatility	0.48%
Expected dividend yield	0%
Risk-free interest rate	3.0% – 4.0%
Expected life	4-7 years

      On January 1, 2003, we granted 900,000 options to one of our executives. The weighted average exercise price of these options is $19.37 with a contractual life of ten years.

13.	Employee Benefit Plans

      We have two defined contribution plans established pursuant to Section 401(k) of the Internal Revenue Code. Employees contribute to the plan a percentage of their salaries, subject to certain dollar limitations, and we match a portion of the employees’ contributions. Our contributions to the plans for the years ended December 31, 2000, 2001 and 2002, amounted to $0.6 million, $1.1 million and $1.3 million, respectively.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.     Quarterly Results (Unaudited)

      Quarterly results for the years ended December 31, 2001 and 2002, which have been restated for the Merger, are reflected below (dollars in thousands):

	First	Second	Third	Fourth

2001:
Revenue	$316,564	$367,016	$369,409	$372,582
Homebuilding gross profit	61,680	73,970	76,883	72,093
Income from continuing operations	18,026	23,067	24,959	21,713
Discontinued operations(a)	1,180	597	1,297	3,198
Net income	19,206	23,664	26,256	24,911
Basic and diluted earnings per share:
Income from continuing operations	0.64	0.83	0.90	0.78
Net income	0.68	0.85	0.95	0.89
2002:
Revenue	310,317	363,563	351,444	391,982
Homebuilding gross profit	61,607	72,051	70,105	73,024
Income from continuing operations	8,929	11,563	26,338	20,211
Discontinued operations(a)	640	4,323	—	—
Net income	9,569	15,886	26,338	20,211
Basic and diluted earnings per share:
Income from continuing operations	0.32	0.41	0.95	0.72
Net income	0.34	0.57	0.95	0.72

      Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with the per share amounts for the year.

(a)	Discontinued operations include the after-tax operations of Westbrooke. See Note 8.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

	December 31,	September 30,
	2002	2003

		(unaudited)
ASSETS
HOMEBUILDING:
Cash and cash equivalents:
Unrestricted	$44,825	$38,335
Restricted	23,645	13,923
Inventory	753,872	1,041,350
Property and equipment, net	13,862	21,026
Other assets	30,681	46,006
Goodwill, net	78,252	103,720

	945,137	1,264,360
FINANCIAL SERVICES:
Cash and cash equivalents:
Unrestricted	4,386	3,514
Restricted	22,866	37,840
Mortgage loans held for sale	58,840	50,963
Other assets	3,659	3,939

	89,751	96,256

Total assets	$1,034,888	$1,360,616

LIABILITIES AND STOCKHOLDERS’ EQUITY
HOMEBUILDING:
Accounts payable	$24,951	$51,092
Accrued and other liabilities	71,869	80,520
Customer deposits	24,564	36,050
Consolidated land bank obligations	16,288	109,135
Homebuilding borrowings	413,110	531,671

	550,782	808,468
FINANCIAL SERVICES:
Accounts payable and other liabilities	21,560	38,530
Financial services borrowings	48,309	42,374

	69,869	80,904

Total liabilities	620,651	889,372
Minority interest	9,092	3,501
Commitments and contingencies	—	—
Stockholders’ equity:
Common stock — $.01 par value; 67,000,000 shares authorized and 27,878,787 and 27,889,036 shares issued and outstanding at December 31, 2002 and September 30, 2003, respectively	279	279
Additional paid-in capital	322,400	322,560
Retained earnings	82,466	144,904

Total stockholders’ equity	405,145	467,743

Total liabilities and stockholders’ equity	$1,034,888	$1,360,616

See accompanying notes to unaudited consolidated financial statements.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
(unaudited)

	Nine Months Ended
	September 30,

	2002	2003

HOMEBUILDING:
Revenues:
Home sales	$985,243	$1,133,967
Land sales	11,956	25,357

	997,199	1,159,324
Cost of sales:
Home sales	783,009	907,392
Land sales	10,785	16,248

	793,794	923,640

Gross profit	203,405	235,684
Selling, general and administrative expenses	112,871	146,355
Variable stock-based compensation expense	—	925
Depreciation and amortization expense	4,540	6,125
Severance and merger related expenses	18,593	534
Loss on early retirement of debt	5,411	—
Other income, net	(1,826)	(2,719)

Homebuilding pretax income	63,816	84,464

FINANCIAL SERVICES:
Revenues	26,147	35,591
Expenses	15,254	21,726

Financial Services pretax income	10,893	13,865

Income from continuing operations before income taxes	74,709	98,329
Income tax expense	27,879	35,891

Income from continuing operations	46,830	62,438
Discontinued operations:
Income from discontinued operations	7,922	—
Income tax expense	2,959	—

Income from discontinued operations, net of taxes	4,963	—

Net income	$51,793	$62,438

EARNINGS PER COMMON SHARE:
Basic:
From continuing operations	$1.68	$2.24
From discontinued operations	0.18	—

Net income	$1.86	$2.24

Diluted	$1.86	$2.23

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	27,878,787	27,886,746

Diluted	27,878,787	28,055,323

See accompanying notes to unaudited consolidated financial statements.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)
(unaudited)

	Nine Months Ended
	September 30,

	2002	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$51,793	$62,438
Adjustments to reconcile net income to net cash used in operating activities:
Income from discontinued operations	(4,963)	—
Depreciation and amortization expense	4,540	6,125
Write-off of deferred financing costs	1,095	—
Deferred income taxes	(5,518)	—
Non-cash compensation expense	—	1,085
Changes in operating assets and liabilities:
Restricted cash	(23,048)	(5,252)
Inventory	(71,703)	(133,657)
Other assets	(3,604)	(6,584)
Accounts payable and accrued and other liabilities	40,908	46,705
Customer deposits	528	7,777
Mortgage loans held for sale	2,496	7,877

Net cash used in operating activities	(7,476)	(13,486)
CASH FLOWS FROM INVESTING ACTIVITIES:
Amounts paid for acquisitions, net of cash acquired	—	(59,335)
Additional consideration paid for acquisitions	—	(18,136)
Net additions to property and equipment	(6,346)	(13,208)

Net cash used in investing activities	(6,346)	(90,679)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from notes offering	350,000	129,311
Payments for deferred financing costs	(15,252)	(5,450)
Net proceeds from (repayments on) revolving credit facilities	12,888	(10,000)
Repayments on Homebuilding borrowings	(379,577)	(1,243)
Net proceeds from (repayments on) Financial Services borrowings	3,005	(5,935)
Minority interest in consolidated subsidiaries	(18,722)	(5,591)
Net payments on consolidated land bank obligations	—	(4,289)
Distributions by Engle	(4,813)	—
Other	(6,482)	—

Net cash (used in) provided by financing activities	(58,953)	96,803

Net cash used in operations	(72,775)	(7,362)
Net cash provided by discontinued operations	50,323	—

Decrease in cash and cash equivalents	(22,452)	(7,362)

Cash and cash equivalents at beginning of period	75,136	49,211

Cash and cash equivalents at end of period	$52,684	$41,849

See accompanying notes to unaudited consolidated financial statements.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003

1.  Business and Organization

     Business

      Technical Olympic USA, Inc. (“we” or the “Company”) is a Delaware corporation. We generate our revenues from our homebuilding operations and financial services operations. Through our homebuilding operations, we design, build, and market high-quality detached single-family residences, town homes and condominiums in 14 metropolitan markets located in four major geographic regions: Florida, the Mid-Atlantic, Texas and the West. In addition to our homebuilding operations, we offer a variety of financial services, including mortgage financing, title insurance, and closing services, to homebuyers and others in the majority of our markets. We do not retain or service the mortgages that we originate but, rather, sell the mortgages and related servicing rights to investors.

     Organization

     The Merger and Notes Offering

      On June 25, 2002, Engle Holdings Corp. (“Engle”) merged with and into Newmark Homes Corp. (“Newmark”). The combined company was renamed Technical Olympic USA, Inc. Each issued and outstanding share of Engle common stock was exchanged for 1,724.08294 shares of Newmark common stock (the “Merger”). At the date of the Merger, there were 9,500 shares of Engle common stock issued and outstanding, all of which were held by Technical Olympic, Inc. (“Technical Olympic”). As a result of the Merger, 16,378,787 of additional shares were issued to Technical Olympic. In addition, we assumed $75.4 million of debt incurred by Technical Olympic (the “Technical Olympic Debt”). The Technical Olympic Debt accrued interest at rates ranging from 13.5% to 14.875% and was to mature on September 30, 2004. As both Engle and Newmark were under the control of Technical Olympic, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” the Merger was accounted for in a manner similar to a pooling of interests, whereby we recognized the acquired assets and liabilities of Engle at their historical carrying amounts. As both entities came under common control of Technical Olympic on November 22, 2000, the financial statements and other operating data have been restated to include the operations of Engle from November 22, 2000. Our assumption of the $75.4 million of Technical Olympic Debt has been accounted for as a distribution.

      As a result of the exchange of equity interests, Technical Olympic owned 91.75% of our outstanding common stock. Technical Olympic is a wholly-owned subsidiary of Technical Olympic (UK) Ltd., a company formed under the laws of the United Kingdom, which is a wholly-owned subsidiary of Technical Olympic S.A., a publicly-traded Greek company that is traded on the Athens Stock Exchange. As of September 30, 2003, Technical Olympic owned 90.68% of our outstanding common stock.

      Concurrently with the Merger, we issued $200.0 million 9% senior notes (the “June 2002 Senior Notes”) and $150.0 million 10 3/8% senior subordinated notes due 2012 (the “June 2002 Senior Subordinated Notes,” and together they are called the “Notes Offering”). The net proceeds of approximately $335.0 million from the Notes Offering were used to repay certain indebtedness of both Newmark and Engle and the Technical Olympic Debt that was assumed in connection with the Merger. Additionally, we entered into a revolving credit facility to fund working capital, which provided for loans up to $220.0 million.

      Subsequently, these notes issued pursuant to the Notes Offering were exchanged for an equivalent amount of notes at their respective interest rates, which are registered under the Securities Act of 1933.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Technical Olympic Restructuring

      In October 2003, as part of a restructuring transaction, all of the shares of Technical Olympic were sold by Technical Olympic (UK) Ltd. to Technical Olympic, S.A. Technical Olympic was then merged with and into TOI, LLC, a newly formed wholly-owned subsidiary of ours. As part of the merger, Technical Olympic S.A. acquired the shares of our common stock previously owned by Technical Olympic.

     Engle Acquisition

      On November 22, 2000, Engle became a wholly-owned subsidiary of Technical Olympic. Engle’s stockholders received $19.10 for each share of Engle’s common stock at the time of acquisition. Following the acquisition, the common stock of Engle ceased to be publicly traded. The acquisition of Engle was accounted for using the purchase method of accounting. Total consideration for the acquisition approximated $542.0 million, including $216.0 million in cash and the assumption of $326.0 million of liabilities. The “push down” basis of accounting resulted in us allocating approximately $527.0 million to inventories and other identifiable assets and $15.0 million to goodwill.

      As a result of the change in control of Engle, Engle was required by the indentures governing its senior notes to offer to repurchase all of its outstanding senior notes at a price of 101% of the principal plus accrued interest. Upon termination of the offer to repurchase in January 2001, Engle repurchased approximately $237.0 million of its senior notes. Approximately $13.0 million of the senior notes were not tendered and remained outstanding as of December 31, 2001. These notes were discharged with the proceeds from the Notes Offering.

2.  Summary of Significant Accounting Policies

     Basis of Presentation

      The consolidated financial statements include our accounts and those of our subsidiaries. Our accounting and reporting policies conform to accounting principles generally accepted in the United States and general practices within the homebuilding industry. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

      The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Due to our normal operating cycle being in excess of one year, we present unclassified consolidated statements of financial condition.

     Interim Presentation

      The accompanying consolidated financial statements have been prepared by us and are unaudited. Certain information and footnote disclosures normally included in financial statements presented in accordance with accounting principles generally accepted in the United States have been omitted from the accompanying statements. Management believes the disclosures made are adequate to make the information presented not misleading. However, the financial statements included as part of this prospectus should be read in conjunction with the financial statements and notes thereto included in our December 31, 2002 Annual Report on Form 10-K. The accompanying unaudited consolidated financial statements reflect all adjustments, consisting primarily of normal recurring items that, in the opinion of management, are considered necessary for a fair presentation of the financial position, results of operations,

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and cash flows for the periods presented. Results of operations achieved through September 30, 2003 are not necessarily indicative of those that may be achieved for the year ending December 31, 2003.

     Segment Reporting

      In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” we have concluded that our operating segments consist of homebuilding and financial services. These two segments are segregated in the accompanying consolidated financial statements under “Homebuilding” and “Financial Services,” respectively.

     Earnings Per Share

      We present earnings per share in accordance with the provisions of SFAS No. 128, “Earnings Per Share.” Basic earnings per share is computed by dividing earnings attributable to common stockholders by the weighted average number of common shares outstanding for the period.

      Diluted earnings per share is computed based on the weighted average number of shares of common stock and dilutive securities outstanding during the period. Dilutive securities are not included in the weighted average number of shares when inclusion would increase the earnings per share or decrease the loss per share. For the nine month period ended September 30, 2002, we had no dilutive securities outstanding.

      The following table represents a reconciliation of weighted average shares outstanding:

Nine Months
Ended
September 30,
2003

Basic weighted average shares outstanding	27,886,746
Net effect of stock options assumed to be exercised	168,577

Diluted weighted average shares outstanding	28,055,323

     Stock-Based Compensation

      We account for our stock option plan in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

     Reclassifications

      Certain reclassifications have been made to conform the prior periods’ amounts to the current periods’ presentation.

     New Accounting Pronouncements

      In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“Interpretation”) No. 46, “Consolidation of Variable Interest Entities.” Interpretation No. 46 is applied immediately to variable interest entities (“VIEs”) created after January 31, 2003, and with respect to variable interests held before February 1, 2003, Interpretation No. 46 will apply beginning with interim and annual periods ending on or after December 15, 2003. Interpretation No. 46 addresses consolidation by business enterprises of VIEs which have one or both of the following characteristics: (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subordinated support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity; or (2) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights; or (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities; or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

      Generally, in the homebuilding industry, homebuilders will enter into option contracts for the purchase of land or homesites with land sellers and third-party financial entities, some of which may qualify as VIEs, as a method of acquiring developed homesites. We believe that Interpretation No. 46 will have to be evaluated as it relates to these and similar types of arrangements. In applying Interpretation No. 46 to our homesite option contracts, estimates regarding cash flows and other assumptions have to be made. Based on our analysis of contracts entered into after January 31, 2003, we determined that we are the primary beneficiary of certain of these homesite option contracts. Consequently, Interpretation No. 46 requires us to consolidate the assets (homesites) at their fair value, although (1) we have no legal title to the assets, (2) our maximum exposure to loss is limited to the deposits or letters of credit placed with these entities and (3) creditors, if any, of these entities have no recourse against us. The effect of the consolidation of VIEs was to increase inventory by $55.5 million, excluding deposits of $4.6 million, which had been previously recorded, with a corresponding increase to consolidated land bank obligations in the accompanying consolidated statement of financial condition as of September 30, 2003.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 (our quarter ending September 30, 2003) with the exception of an indefinite deferral relating to application to limited life entities. We do not believe that the implementation of SFAS No. 150 will have a material impact on our financial condition, results of operations or cash flows.

3.  Inventory

      Inventory consists of the following (dollars in thousands):

	December 31,	September 30,
	2002	2003

Deposits and homesites and land under development	$397,362	$579,643
Residences completed and under construction	356,510	461,707

	$753,872	$1,041,350

      A summary of Homebuilding interest capitalized in inventory is as follows (dollars in thousands):

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Nine Months Ended
	September 30,

	2002	2003

Interest capitalized, beginning of period	$12,226	$11,578
Interest incurred	17,053	40,138
Less interest included in:
Cost of sales	(20,542)	(24,991)
Interest expense	(20)	—
Other	—	(907)

Interest capitalized, end of period	$8,717	$25,818

      During the nine months ended September 30, 2003, we sold certain parcels of land for net proceeds of $41.6 million. In connection with these transactions, we entered into options with the purchasers to acquire fully developed homesites. As we have retained a continuing involvement in these properties, in accordance with SFAS No. 66, “Accounting for the Sales of Real Estate,” we have accounted for these transactions as a financing arrangement. As a result, we have included the corresponding liability of $41.6 million in consolidated land bank obligations in the accompanying consolidated statement of financial condition as of September 30, 2003.

4.  Acquisitions

      On February 28, 2003, we acquired the net assets of The James Construction Company (“James”), a homebuilder operating in the greater Denver, Colorado area, for approximately $22.0 million in cash. In addition, we are obligated to pay an additional $1.4 million to the sellers over a two-year period. This acquisition resulted in no goodwill being recorded. The results of operations of James for the period from February 28, 2003 through September 30, 2003 are included in the accompanying consolidated statements of income for the period ended September 30, 2003.

      On February 6, 2003, we acquired the net assets of Trophy Homes, Inc. (“Trophy”), a homebuilder operating in Las Vegas, Nevada, and certain homesites for approximately $36.2 million in cash. In addition, if certain targets are met regarding home deliveries during 2003 and 2004, we will be obligated to pay up to an additional $2.5 million to the sellers over a two-year period. Of this amount, we paid $1.3 million of additional consideration during the nine months ended September 30, 2003. Based on our preliminary allocation of the purchase price, this acquisition resulted in approximately $8.6 million of goodwill. The results of operations of Trophy for the period from February 6, 2003 through September 30, 2003 are included in the accompanying consolidated statements of income for the period ended September 30, 2003.

      On November 18, 2002, we acquired the net assets of Masonry Homes, Inc., a homebuilder operating in the northwestern suburbs of Baltimore, for approximately $17.1 million in cash. In addition, if certain targets are met regarding home deliveries, the development and/or subdivision of certain homesites and earnings for the 2003 and 2004 fiscal years, we will be obligated to pay up to an additional $21.3 million to the sellers over a two-year period. Of this amount, we paid additional consideration of $11.3 million in cash during the nine months ended September 30, 2003, all of which was recorded as goodwill.

      On October 4, 2002, we acquired the net assets of DS Ware Homes LLC, a homebuilder operating in Jacksonville, Florida, for approximately $35.6 million in cash. In addition, if certain earnings targets were met for the five-month period after the closing, we were obligated to pay up to an additional $5.2 million to the sellers in 2003. Of this amount, we paid additional consideration of $4.9 million in cash during the nine months ended September 30, 2003, all of which was recorded as goodwill.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.  Borrowings

      On April 22, 2003, we issued an additional $35.0 million of our 10 3/8% Senior Subordinated Notes due 2012 at a price of 98.5% of the principal amount plus interest accrued since January 1, 2003. The net proceeds of approximately $34.5 million were used to repay amounts outstanding under our credit facility. These additional debt securities were issued under the same indenture pursuant to which we issued our June 2002 Senior Subordinated Notes.

      On April 4, 2003, we amended our revolving credit facility to increase the amount we are permitted to borrow to the lesser of (i) $305.0 million, or (ii) our borrowing base (calculated in accordance with the revolving credit facility agreement) minus our outstanding senior debt, and to increase the amount of the letter of credit subfacility to $80.0 million. Subsequently, we increased the size of the facility to provide up to an additional $10.0 million of revolving loans. In addition, we have the right to increase the size of the facility to provide for up to an additional $10.0 million of revolving loans, subject to meeting certain requirements.

      On February 3, 2003, we issued $100.0 million of 9% Senior Notes due 2010 at a price of 94.836% of the principal amount plus interest accrued since January 1, 2003. The net proceeds of approximately $93.6 million were primarily used to repay amounts outstanding under our credit facility. These securities were issued pursuant to an indenture with substantially the same terms and conditions as the indenture pursuant to which we issued our June 2002 Senior Notes.

6.  Commitments and Contingencies

      We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position or results of operations.

      We provide homebuyers with a one-year or two-year limited warranty of workmanship and materials, and an eight-year or ten-year limited warranty covering major structural defects. We generally have recourse against our subcontractors for claims relating to workmanship and materials.

      We have established warranty reserves for homes in amounts estimated to cover potential costs for materials and labor. Reserves are based on historical trends, adjusted as appropriate for current quantitative and qualitative factors. The following table sets forth the activity in our warranty reserve for the nine months ended September 30, 2003 (dollars in thousands):

Accrued warranty costs at December 31, 2002	$4,795
Estimated liability recorded	6,553
Settlements made	(6,871)

Accrued warranty costs at September 30, 2003	$4,477

      During the nine months ended September 30, 2003, we completed a sale-leaseback transaction of 76 of our model homes, for net proceeds of $26.2 million. In connection with this transaction, we deferred profit of $4.2 million which is being amortized over the lease term. The lease term varies on a per home basis and ranges from 3 to 36 months.

      In connection with our announcement in March 2001 of our proposed merger with Engle, there was a class action suit filed in District Court, Clark County, Nevada, and a class action suit filed in the 80th Judicial District Court of Harris County, Texas, each of which challenged the merger as a breach of fiduciary duty. In addition, two interveners filed interventions in the Texas class action. In March 2002, we reached an agreement in principle for the settlement of the class actions and interventions. Under the terms of the settlement, we agreed to pay the plaintiffs’ attorneys’ fees and expenses in an amount not to

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exceed $350,000 in the aggregate. The parties originally contemplated that the settlement would be consummated in the Texas action. In the third quarter of 2002, the parties learned that the anticipated Texas forum was unavailable due to a prior dismissal. On April 28, 2003, the Nevada court entered an Order and Final Judgment approving the settlement relating to the Nevada action. After payments made by our insurance provider, we paid approximately $139,000 in connection with the settlement of this litigation. This amount was accrued at December 31, 2002.

7.  Sale of Westbrooke

      During March 2002, we committed to a plan to dispose of Westbrooke Acquisition Corp. and its subsidiaries (“Westbrooke”) to eliminate operating redundancies in the South Florida market and to strengthen our financial position. Pursuant to this plan of disposition, we would sell 100% of the common stock of Westbrooke. On April 8, 2002, we signed a definitive agreement for the sale of Westbrooke to Standard Pacific Corp. (“Standard Pacific”) for approximately $41.0 million in cash. This sale was completed on April 15, 2002. In addition, Standard Pacific satisfied approximately $54.4 million of Westbrooke’s debt that included approximately $14.2 million of intercompany liabilities owed to us. Upon completion of this sale, we recognized a gain of $4.3 million. We determined that in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” as of March 31, 2002, the criteria to classify the Westbrooke assets as held for sale were met. Results of Westbrooke’s operations have been classified as discontinued operations, which includes revenues of $44.2 million for the nine months ended September 30, 2002.

8.  Severance and Merger Related Expenses

      Included in severance and merger related expenses in the accompanying consolidated statements of income for the nine month period ended September 30, 2002, are costs of the merger and integration, such as professional fees, investment banking fees and printing fees. These fees approximate $5.5 million. Additionally, we incurred approximately $5.3 million in severance charges attributable to former executives whose employment was terminated in connection with the Merger and $7.6 million for severance payments related to certain former executive officers which resigned from their positions with Engle.

      During the nine month period ended September 30, 2003, we recorded a reversal of $0.6 million related to accrued merger and severance expenses.

9.  Stockholders’ Equity and Stock-Based Compensation

      During 2001, we adopted the Technical Olympic USA, Inc. Annual and Long-Term Incentive Plan, formerly known as the Newmark Homes Corp. Annual and Long-Term Incentive Plan (the “Plan”) pursuant to which our employees, consultants and directors, and those of our subsidiaries and affiliated entities are eligible to receive shares of restricted common stock and/or options to purchase shares of common stock. Under the Plan, subject to adjustment as defined, the maximum number of shares with respect to which awards may be granted is 4,000,000.

      During the year ended December 31, 2002, we granted 2,195,455 options to executives under the Plan. During the nine months ended September 30, 2003, we granted 900,000 options to one executive, 327,000 options to employees and 14,036 options to certain independent directors. Of the 3,436,491 options granted, 839,776 contain accelerated vesting criteria that are being accounted for under the variable accounting method as provided by APB Opinion No. 25. During the nine month period ended September 30, 2003, we have recorded compensation expense in the amount of $925,000 related to these accelerated vesting options, as the market price of the stock as of September 30, 2003, was greater than the exercise price.

TECHNICAL OLYMPIC USA, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      We have elected to follow APB Opinion No. 25 in accounting for our employee stock options. The exercise price of our employee stock options equal or exceed the market price of the underlying stock on the date of grant, and therefore no compensation expense is recognized, unless the stock options contain accelerated vesting criteria as described above. SFAS No. 123, as amended by SFAS No. 148, requires disclosure of pro forma income and pro forma income per share as if the fair value based method had been applied in measuring compensation expense. Had compensation expense for the Company’s shares been based on fair value at the grant dates for awards under the Company’s option plan consistent with the methodologies of SFAS No. 123, the Company’s net income and earnings per share for the nine month period ended September 30, 2003, would have been reduced to the pro forma amounts indicated below (dollars in thousands):

Nine Months
Ended
September 30,
2003

Net income as reported	$62,438
Fair value method of stock based compensation, net of taxes	(3,537)

Proforma net income	$58,901

Reported earnings per common share:
Basic	$2.24
Diluted	$2.23
Proforma earnings per common share:
Basic	$2.11
Diluted	$2.10

      The fair values of options granted were estimated on the date of their grant using the Black-Scholes option pricing model based on the following assumptions:

Expected life in years	4 – 10 years
Risk-free interest rate	1.85% – 3.20%
Volatility	0.42% – 0.48%
Dividend yield	0%

      On March 3, 2003, we awarded 10,249 shares of restricted common stock under the Plan to certain independent directors as compensation for board services. In connection with this stock award, we recognized expense of $160,000, which is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the nine months ended September 30, 2003.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder

Engle Holdings Corp.

      We have audited the accompanying consolidated balance sheet of Engle Holdings Corp., and subsidiaries as of December 31, 2001 and the related consolidated statements of income, stockholder’s equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Engle Holdings Corp. and subsidiaries at December 31, 2001, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Miami, Florida

January 18, 2002

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder

Engle Holdings Corp.

      We have audited the accompanying consolidated balance sheet of Engle Holdings Corp., and subsidiaries as of December 31, 2000 and the related consolidated statements of operations, shareholder’s equity and cash flows for the periods from November 22, 2000 to December 31, 2000 and November 1, 2000 to November 21, 2000, and for the fiscal years ended October 31, 2000 and 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Engle Holdings Corp. and subsidiaries at December 31, 2000, and the results of their operations and their cash flows for the periods from November 22, 2000 to December 31, 2000 and November 1, 2000 to November 21, 2000, and for the fiscal years ended October 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

BDO SEIDMAN, LLP

Miami, Florida

February 27, 2001

ENGLE HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,

	2001	2000

	(In thousands, except
	share data)
ASSETS
Homebuilding:
Cash and cash equivalents:
Unrestricted	$57,487	$15,460
Restricted	7,738	3,841
Inventories	456,303	444,070
Property and equipment, net	5,474	5,330
Other assets	27,126	21,549
Goodwill, net of accumulated amortization of $953 and $105, respectively	14,788	15,128
Deferred tax asset	4,169	9,557

	573,085	514,935
Financial Services:
Cash and cash equivalents:
Unrestricted	7,930	2,618
Restricted	19,605	6,364
Mortgage loans held for sale	50,933	14,406
Other assets	3,295	1,240

	81,763	24,628

Total assets	$654,848	$539,563

LIABILITIES
Homebuilding:
Accounts payable and accrued liabilities	$34,226	$27,293
Customer deposits	21,994	21,817
Consolidated land bank obligations	30,022	—
Borrowings	202,938	217,532
Senior notes payable	12,897	38,065

	302,077	304,707

Financial Services:
Accounts payable and accrued liabilities	18,828	6,035
Financial service borrowings	38,689	9,071

	57,517	15,106

Total liabilities	359,594	319,813
Minority interest	35,696	—
Shareholder’s equity
Common stock, $.01 par, 50,000 shares authorized and 9,500 shares issued and outstanding	—	—
Additional paid-in capital	215,709	215,709
Retained earnings	43,849	4,041

Total shareholder’s equity	259,558	219,750

Total liabilities and shareholder’s equity	$654,848	$539,563

See accompanying notes to consolidated financial statements.

ENGLE HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		Period from	Period from
		November 22,	November 1,
	Year Ended	2000 through	2000 through	Year Ended October 31,
	December 31,	December 31,	November 21,
	2001	2000	2000	2000	1999

	(Successor)	(Successor)	(Predecessor)	(Predecessor)

	(In thousands)
Homebuilding:
Revenues:
Sales of homes	$958,125	$82,999	$25,768	$794,445	$704,563
Sales of land	10,499	1,374	360	24,053	11,236
Rent and other	5,412	351	400	3,383	3,450

	974,036	84,724	26,528	821,881	719,249

Costs and expenses:
Cost of sales — homes	763,708	68,189	21,385	664,818	593,046
Cost of sales — land	9,639	1,326	268	21,405	10,659
Selling, general and administrative	95,947	8,247	4,726	79,158	71,079
Acquisition and merger related charges	1,864	—	20,118	—	—
Depreciation and amortization	6,457	721	330	6,108	5,604

	877,615	78,483	46,827	771,489	680,388

Homebuilding pretax income (loss)	96,421	6,241	(20,299)	50,392	38,861

Financial Services:
Revenue	32,659	2,562	1,078	22,130	22,691
Expenses	17,688	1,635	961	15,324	15,907

Financial Services pretax income	14,971	927	117	6,806	6,784

Income (loss) before income taxes (benefit)	111,392	7,168	(20,182)	57,198	45,645
Provision (benefit) for income taxes	42,068	2,764	(5,949)	21,534	17,619

Net income (loss)	$69,324	$4,404	$(14,233)	$35,664	$28,026

See accompanying notes to consolidated financial statements.

ENGLE HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

	Common Stock		Additional
			Paid-in	Retained
	Shares	Amount	Capital	Earnings	Total

	(In thousands, except number of shares)
Predecessor Company
Amounts at October 31, 1998	11,169,000	$112	$103,134	$58,478	$161,724
Net income	—	—	—	28,026	28,026
Dividends to shareholders	—	—	—	(2,242)	(2,242)
Common stock issued in connection with employee stock bonus plan	69,000	—	882	—	882
Common stock issued in connection with exercise of stock options	10,000	—	96	—	96
Common stock purchased in connection with Company’s share repurchase plan	(200,000)	(2)	(2,052)	—	(2,054)

Amounts at October 31, 1999.	11,048,000	110	102,060	84,262	186,432
Net income	—	—	—	35,664	35,664
Dividends to shareholders	—	—	—	(2,641)	(2,641)
Common stock issued in connection with employee stock bonus plan	127,000	1	1,222	—	1,223
Common stock issued in connection with exercise of stock options	5,000	1	55	—	56
Common stock purchased in connection with Company’s share repurchase plan	(308,000)	(3)	(3,040)	—	(3,043)

Amounts at October 31, 2000.	10,872,000	109	100,297	117,285	217,691
Net loss for the period November 1, 2000 through November 21, 2000.	—	—	—	(14,233)	(14,233)
Cancellation of Company’s shares as a result of merger	(10,872,000)	(109)	(100,297)	(103,052)	(203,458)

Amounts at November 21, 2000.	—	$—	$—	$—	$—

Successor Company
Conversion of Helios Acquisition Corporation stock to Company stock under merger	9,500	$—	$215,709	$—	$215,709
Net income for the period November 22, 2000 through December 31, 2000.	—	—	—	4,404	4,404
Net distributions to Parent	—	—	—	(363)	(363)

Amounts at December 31, 2000.	9,500	—	215,709	4,041	219,750
Net income	—	—	—	69,324	69,324
Net distributions to Parent	—	—	—	(29,516)	(29,516)

Amounts at December 31, 2001.	9,500	$—	$215,709	$43,849	$259,558

See accompanying notes to consolidated financial statements.

ENGLE HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Period from	Period from
		November 22,	November 1,	Year Ended
	Year Ended	2000 through	2000 through	October 31,
	December 31,	December 31,	November 21,
	2001	2000	2000	2000	1999

	(Successor)	(Successor)	(Predecessor)	(Predecessor)

	(In thousands)
Operating activities
Net income (loss)	$69,324	$4,404	$(14,233)	$35,664	$28,026
Adjustments to reconcile net income (loss) to net cash provided (required) by operating activities:
Depreciation and amortization	6,457	721	330	6,108	5,604
Impairment loss	530	161	—	3,979	2,690
Deferred income taxes	5,388	2,764	(5,949)	(1,692)	(226)
Employee stock compensation	—	—	—	1,223	882
Other	(516)	—	—	—	—
Changes in operating assets and liabilities:
Restricted cash	(17,138)	(494)	4	(1,622)	(1,018)
Inventories	(12,763)	(3,124)	(29,314)	(26,633)	(36,874)
Other assets	(9,367)	(3,525)	(61)	(1,688)	(2,699)
Mortgages held for sale	(36,527)	(6,062)	14,027	4,951	(1,553)
Accounts payable and accrued expenses	19,726	(17,426)	16,513	2,843	5,201
Customer deposits	177	(62)	950	4,650	4,052

Net cash provided (required) by operating activities	25,291	(22,643)	(17,733)	27,783	4,085

Investing activities
Acquisition of property and equipment	(4,009)	(32)	(521)	(3,829)	(6,176)

Net cash (required) by investing activities	(4,009)	(32)	(521)	(3,829)	(6,176)

Financing activities
Proceeds from borrowings	27,001	215,000	—	—	22,000
Repayment of borrowings	(66,764)	(214,925)	(21)	(2,249)	(72,399)
Proceeds from issuance of senior debt	—	—	—	—	96,587
Repurchase of common stock	—	—	—	(3,043)	(2,054)
Distributions to shareholders	—	—	—	(2,641)	(2,242)
Distributions to parent	(29,516)	(363)	—	—	—
Proceeds from exercise of stock options	—	—	—	56	96
Decrease (increase) in financial service borrowings	29,618	5,585	(14,371)	(8,919)	1,006
Increase in minority interest	35,696	—	—	—	—
Increase in consolidated land bank obligation	30,022	—	—	—	—

Net cash provided (required) by financing activities	26,057	5,297	(14,392)	(16,796)	42,994

Net increase (decrease) in cash	47,339	(17,378)	(32,646)	7,158	40,903
Cash and cash equivalents at beginning of period	18,078	35,456	68,102	60,944	20,041

Cash and cash equivalents at end of period	$65,417	$18,078	$35,456	$68,102	$60,944

See accompanying notes to consolidated financial statements.

ENGLE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

1.     Summary of Significant Accounting Policies

Basis of Presentation and Business

      Engle Holdings Corp. is a holding company formed on November 22, 2000 to acquire 100% of the issued and outstanding shares of Engle Homes, Inc. and subsidiaries (Engle Holdings Corp. and subsidiaries are collectively referred to as the Company). The Company is engaged principally in the construction and sale of residential homes and land development. The Company operates throughout Florida with divisions in Broward County; Palm Beach and Martin Counties; Orlando; Fort Myers; and Naples. The Company also has divisions operating outside Florida including Dallas, Texas; Denver, Colorado; Virginia; and Phoenix, Arizona. Ancillary products and services to its residential home building include land sales to other builders, origination and sale of mortgage loans and title services. The consolidated financial statements include the accounts of the Company and all consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

      On November 22, 2000, the Company acquired Engle Homes, Inc. (Engle) which became a wholly-owned subsidiary of Technical Olympic, Inc., formerly known as Technical Olympic USA., Inc. (Technical Olympic), pursuant to a merger agreement dated October 12, 2000. Technical Olympic is a wholly-owned subsidiary of Technical Olympic (UK) PLC that is a wholly-owned subsidiary of Technical Olympic S.A., a publicly traded Greek corporation. Engle stockholder’s received $19.10 for each share of its common stock at the time of the merger. Following the merger, the common stock of Engle ceased to be publicly traded.

      For accounting purposes, the merger is being accounted for using the purchase method. Accordingly, the consolidated financial statements for periods after that date reflect the push-down of the purchase price allocations made by Technical Olympic to the assets and liabilities of the Company. As a result of the change in control of Engle, in the accompanying consolidated financial statements, periods subsequent to November 22, 2000 are labeled as “Successor” and periods prior to November 22, 2000 are labeled as “Predecessor”.

      Total consideration for the acquisition approximated $542 million, including $326 million of assumed liabilities and $216 million in cash paid. The “push down” basis of accounting resulted in the Company allocating approximately $527 million to inventories and other identifiable assets and $15 million to goodwill.

      As a result of the change in control of Engle, the Company was required by the indentures governing its Senior Notes to offer to repurchase all of its outstanding Senior Notes at a price of 101% of the principal plus accrued interest.

      Upon termination of the offer in January 2001, the Company repurchased approximately $237 million of $250 million of its Senior Notes. Approximately $13 million of the Senior Notes were not tendered and remain outstanding as of December 31, 2001.

      Acquisition related charges amounting to $20.1 million are included in the results of operations in the period from November 1, 2000 through November 21, 2000.

      There is no disclosure of earnings per share since the Company has no registered trading capital stock.

      Due to the Company’s normal operating cycle being in excess of one year, the Company presents an unclassified balance sheet.

ENGLE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Preparation of Financial Statements

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

      Certain reclassifications have been made to conform the prior periods’ amounts to the current year’s presentation.

Segment Reporting

      Effective October 31, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures About Segments of an Enterprise and Related Information. Under the provisions of SFAS 131, the Company’s operating segments consist of homebuilding and financial services. These two segments are segregated in the accompanying consolidated financial statements under “Homebuilding” and “Financial Services”, respectively.

Asset Impairments

      The Company periodically reviews the carrying value of certain of its assets in relation to historical results, current business conditions and trends to identify potential situations in which the carrying value of assets may not be recoverable. If such reviews indicate that the carrying value of such assets may not be recoverable, the Company would estimate the undiscounted sum of the expected future cash flows of such assets to determine if such sum is less than the carrying value of such assets to ascertain if a permanent impairment exists. If a permanent impairment exists, the Company would determine the fair value by using quoted market prices, if available, for such assets, or if quoted market prices are not available, the Company would discount the expected future cash flows of such assets and would recognize the impairment through a charge to operations.

Cash and Cash Equivalents

      Unrestricted cash includes amounts in transit from title companies for home closings and highly liquid investments with an initial maturity of three months or less.

      Restricted cash consists of amounts held in escrow as required by purchase contracts or by law for escrow deposits held by the Company’s title company and compensating balances for various open letters of credit.

Inventories

      Inventories are stated at the lower of cost or fair value. Inventories under development or held for development are stated at an accumulated cost unless such cost would not be recovered from the cash flows generated by future disposition. In this instance, such inventories are recorded at fair value. Inventories to be disposed of are carried at the lower of cost or fair value less cost to sell.

      Interest, real estate taxes and certain development costs are capitalized to land and construction costs during the development and construction period and are amortized to costs of sales as closings occur.

ENGLE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and Equipment, Depreciation and Amortization

      Property and equipment are stated at cost. Depreciation and amortization are provided over the assets’ estimated useful lives ranging from 18 months to 30 years, primarily on the straight-line method. Loan costs are deferred and amortized over the term of the outstanding borrowings.

Goodwill

      The Company has classified the excess of cost over the fair value of the net assets of companies acquired in purchase transactions as goodwill. Goodwill is being amortized on a straight-line method over 20 years.

      Amortization charged to operations amounted to $856,531, $104,992, $20,373, $349,236 and $343,871 for the year ended December 31, 2001, the period from November 22, 2000 through December 31, 2000, the period from November 1, 2000 through November 21, 2000, and the fiscal years ended October 31, 2000, and October 31, 1999, respectively.

Revenue Recognition

      Revenues and profits from sales of commercial and residential real estate and related activities are recognized at closing when title passes to the buyer and all of the following conditions are met: a sale is consummated, a significant down payment is received, the earnings process is complete and the collection of any remaining receivables is reasonably assured.

      Fees derived from the Company’s financial services segment, including title and mortgage origination services, are recognized as revenue concurrent with the closing of the sale.

Selling and Marketing

      Selling and marketing costs are expensed as incurred. Selling and marketing costs included in selling, marketing, and general and administrative expenses in the accompanying consolidated statement of operations amount to approximately $63,400,000, $5,700,000, $2,300,000, $53,300,000, and $50,600,000 for the year ended December 31, 2001, the period from November 22, 2000 through December 31, 2000, the period from November 1, 2000 through November 21, 2000, and the fiscal years ended October 31, 2000, and October 31, 1999, respectively.

Income Taxes

      As a result of the merger as described in Note 1, the Company filed consolidated income tax returns with Technical Olympic beginning November 22, 2000. For the periods ended December 31, 2001, and 2000, income taxes are allocated to the Company based upon a “stand alone” computation in the accompanying consolidated statement of income.

Financial Instruments

      The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate, and unless otherwise disclosed, the fair values of financial instruments approximate their recorded values.

Stock Based Compensation

      The Company recognizes compensation expense for its stock option incentive plans using the intrinsic value method of accounting. Under the terms of the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock.

ENGLE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

New Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (FASB) approved Statement of Financial Accounting Standard 141 (Statement 141), Business Combinations, and Statement of Financial Accounting Standards 142 (Statement 142), Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Statement 142 will be effective for the Company’s fiscal year 2002 and is immediately effective for goodwill and intangible assets acquired after June 30, 2001. Management is in the process of evaluating the effect these standards will have on its financial statements.

      In September 2000, the FASB issued Statement of Financial Accounting Standards 140 (Statement 140), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Statement 140 amends Statement 125 and provides revised accounting and financial reporting rules for sales, securitizations, and servicing of receivables and other financial assets, and for secured borrowing and collateral transactions. The provisions concerning servicing assets and liabilities as well as extinguishments of liabilities remain consistent with Statement 125. Statement 140 is applicable to transfers occurring after March 31, 2001. The impact of adopting Statement 140 has not been significant to the Company’s financial statements.

2.     Inventories

      Inventories consist of (dollars in thousands):

	December 31,

	2001	2000

Land and improvements under development	$302,630	$301,426
Residential homes under construction	153,673	142,644

	$456,303	$444,070

      Included in inventory is the following (dollars in thousands):

		Period from	Period from
		November 22,	November 1,
	Year Ended	2000 through	2000 through	Year Ended October 31,
	December 31,	December 31,	November 21,
	2001	2000	2000	2000	1999

Interest capitalized, beginning of period	$23,019	$22,296	$21,684	$19,205	$16,326
Interest incurred and capitalized	18,294	3,169	1,451	24,185	22,098
Amortized to cost of sales — homes	(27,664)	(2,352)	(832)	(19,746)	(18,625)
Amortized to cost of sales — land	(808)	(94)	(7)	(1,960)	(594)
Reduction of capitalized interest — transferred to land bank	(3,407)	—	—	—	—

Interest capitalized, end of period	$9,434	$23,019	$22,296	$21,684	$19,205

ENGLE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Included in cost of sales — homes during the year ended December 31, 2001, the period from November 1, 2000 through December 31, 2000, and the fiscal years ended October 31, 2000, and October 31, 1999, are impairment losses of approximately $530,000, $161,000, $3,979,000 and $2,690,000, respectively, to reduce certain projects under development to fair value.

      During 2001, the Company sold to an investment limited liability company (Investment Company) certain undeveloped real estate tracts. The Investment Company is owned by several of the current and former executive officers of the Company, including without limitation related trusts of management. As of December 31, 2001, the remaining value of lots that can be acquired by the Company approximates $43 million. The Company has placed deposits, entered into a number of agreements, including option contracts and construction contracts with the Investment Company, to develop and buy back fully developed lots from time to time subject to the terms and conditions of such agreements. Additionally, under these agreements, the Company can cancel these agreements to purchase the land by forfeiture of the Company’s deposit. The Company believes that the terms of the purchase contract and the terms of the related option and development contracts were comparable to those available from unaffiliated parties.

      Although Engle does not have legal title to the assets of the Investment Company and has not guaranteed the liabilities of the Investment Company, Engle does exercise certain rights of ownership over the Investment Company assets. Consequently, the assets and associated liabilities of the Investment Company have been recorded in the accompanying Consolidated Balance Sheet as of December 31, 2001. Minority interest in consolidated subsidiaries, represents the equity provided by members of management.

      During 2001, the Company entered into option arrangements with independent third parties to acquire developed lots. Under these option arrangements, the Company placed deposits, which provide the right to acquire developed lots at market prices. Additionally, under these arrangements, the Company can cancel these arrangements to purchase the land by forfeiture of the deposit.

      Although the Company does not have legal title to the assets of these independent third parties and has not guaranteed the liabilities, the Company does exercise certain rights of ownership over the entity’s assets. Consequently, the assets and associated liabilities of these entities have been recorded in the accompanying consolidated balance sheet as of December 31, 2001.

      As a result of the above transaction, the Company has included on its consolidated balance sheet inventory and land deposits of approximately $66 million, minority interest of approximately $36 million, which represents the equity of investors, and consolidated land bank obligation of approximately $30 million. These obligations are at market interest rates and are repaid on lot closings with a final maturity through 2004.

ENGLE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Financial Services

      Financial service revenue and expenses consist of the following (dollars in thousands):

		Period from	Period from
		November 22,	November 1,	Year Ended October
	Year Ended	2000 through	2000 through	31,
	December 31,	December 31,	November 21,
	2001	2000	2000	2000	1999

	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Revenue:
Mortgage services	$16,400	$1,265	$432	$10,277	$9,745
Title services	16,259	1,297	646	11,853	12,946

Total financial service revenue	32,659	2,562	1,078	22,130	22,691

Expenses:
Mortgage services	6,800	545	378	5,635	5,517
Title services	10,888	1,090	583	9,689	10,390

Total financial service expense	17,688	1,635	961	15,324	15,907

Total financial service income before income taxes	$14,971	$927	$117	$6,806	$6,784

Intercompany charges have been eliminated.

      In order to fund the origination of residential mortgage loans, the Company entered into a $40 million revolving warehouse line of credit (including a purchase agreement) whereby funded mortgage loans are pledged as collateral. The line of credit bears interest at the Federal Funds rate plus 1.375% (2.895% at December 31, 2001).

      The line of credit includes restrictions including maintenance of certain financial covenants. The Company is required to fund 2% of all mortgages originated and to sell all funded mortgages within 90 days. The warehouse line of credit expires July 5, 2002. As of December 31, 2001, the Company was committed to selling its entire portfolio of mortgage loans held for sale.

4.     Borrowings

      Borrowings consist of (dollars in thousands):

	December 31,

	2001	2000

Unsecured borrowings from banks	$202,000	$215,000
Senior Notes due 2008, at 9.25%	12,897	38,065
Other	938	2,532

	$215,835	$255,597

      In connection with the acquisition of the Company by Technical Olympic on November 22, 2000, the Company entered into a Credit Agreement (the Credit Agreement) with a bank providing for a $100 million term loan commitment and a $275 million revolving credit facility (subject to reduction based upon periodic determinations of a borrowing base). Proceeds from these facilities provide working capital and financed the required repurchase offer made to holders of the Company’s then outstanding $250 million principal amount of 9 1/4% Senior Notes due 2008 (Senior Notes). The term loan and

ENGLE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

revolving credit facility terminate on November 22, 2002 whereupon all amounts outstanding become due. The revolving credit facility also provides credit support for the issuance of letters of credit needed from time to time in the Company’s business. The Company’s previous bank revolving credit facility was repaid and cancelled. The terms of the Credit Agreement contain restrictive covenants which require the Company, among other things, to maintain a minimum tangible net worth and maintain certain financial ratios.

      As a result of the change in control of the Company, the Company was required by the indentures governing its Senior Notes to offer to repurchase all of its outstanding Senior Notes at a price of 101% of the principal plus accrued interest. Upon termination of the offer in January 2001, the Company repurchased approximately $237 million of its Senior Notes. Funds to repurchase these Senior Notes were provided from the issuance of the $100 million term loan under the Credit Agreement and additional advances under the Company’s revolving credit facility. Approximately $13 million of the Senior Notes were not tendered and remain outstanding as of December 31, 2001.

      Maturities of borrowings are as follows (in thousands):

Year Ended December 31,

2002	$202,000
2003	938
2004	—
2005	—
Thereafter	12,897

$215,835

      The carrying amount of the Company’s borrowings approximates fair value as of December 31, 2001 due to their fluctuating interest rates based on the prime rate or LIBOR.

5.     Stock Based Compensation

      There are no common stock options outstanding at December 31, 2001 and December 31, 2000. During the year ended October 31, 2000, 4,900 common stock options were exercised at an average exercise price of $11.50. Additionally, 20,000 common stock options were forfeited. As a result of the change of control in November 2000 (see Note 1), all of the outstanding common stock options (965,000) were bought out by the Company.

      Under the Company’s former Performance Bonus Plan (the Bonus Plan) established in 1997, the Company issued 127,000 and 69,000 shares of common stock valued at approximately $1,223,000 and $882,000 during the fiscal years ended October 31, 2000, and 1999, respectively. No shares under the Bonus Plan were issued during 2001 and the period from November 1, 2000 through December 31, 2000.

      At October 31, 2000, the Company had a fixed stock option plan (the 1991 Stock Option Plan) which is described below. The Company applies APB Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for the Plan. Under APB Opinion 25, if the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

      Under the 1991 Stock Option Plan, as amended, options were authorized to be granted to purchase 1,000,000 common shares of the Company’s stock at not less than the fair market value at the date of the grant. Options expire ten years from the date of grant, and typically vest evenly over a five-year period.

ENGLE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      SFAS Statement No. 123, Accounting for Stock-Based Compensation, requires the Company to provide pro forma information regarding net income and net income per share as if compensation cost associated with options granted under the Company’s stock option plan had been determined in accordance with the fair value based method prescribed in SFAS Statement No. 123. During the year ended October 31, 1999, the Company granted 10,000 options to purchase shares of the Company’s common stock at $12.75 and 110,000 options at $10.88, the closing prices on the date of each grant. There were no options granted subsequent to fiscal year October 31, 1999. The Company’s pro forma net income and income per share under the accounting provisions of SFAS Statement No. 123 did not materially differ from the reported amounts and are presented below (dollars in thousands).

	Year Ended
	October 31,

	2000	1999

Net income, as reported	$35,664	$28,026
Estimated stock compensation costs	(497)	(512)

Pro forma net income	$35,167	$27,514

      The Black-Scholes method was used to compute the pro forma amounts presented above, utilizing the weighted average assumptions summarized below. The weighted average fair value of options granted was $4.76 for the year ended October 31, 1999.

1999

Risk-free interest rate	5.15%
Volatility %	45.83%
Expected life (in years)	7 years
Dividend yield rate	2.00%

      A summary of the status of the Plan and changes are presented below:

	Period from
	November 1,
	2000 through		Year Ended		Year Ended
	November 21, 2000		October 31, 2000		October 31, 1999

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	965,100	$11.70	990,000	$11.74	895,200	$11.81
Granted	—	—	—	—	120,000	11.04
Exercised	—	—	(4,900)	11.50	(10,200)	9.49
Repurchased	(965,100)	11.70	—	—	—	—
Forfeited	—	—	(20,000)	13.75	(15,000)	11.68

Outstanding at end of year	—	$—	965,100	$11.70	990,000	$11.74

Options exercisable at year-end	—	$—	709,100	$11.31	610,400	$11.24

Weighted average fair value of options granted during the year						$4.76

ENGLE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Income Taxes

      The income tax provision in the consolidated statements of operations consists of the following components (dollars in thousands):

		Period from	Period from
		November 22,	November 1,	Year Ended
	Year Ended	2000 through	2000 through	October 31,
	December 31,	December 31,	November 21,
	2001	2000	2000	2000	1999

Current:
Federal	$37,030	$—	$—	$21,252	$15,287
State	3,951	—	—	1,974	2,558

	40,981	—	—	23,226	17,845
Deferred:
Federal	877	2,449	(5,389)	(1,994)	(194)
State	210	315	(560)	302	(32)

	1,087	2,764	(5,949)	(1,692)	(226)

Total	$42,068	$2,764	$(5,949)	$21,534	$17,619

      The provision for income taxes was different from the amount computed by applying the statutory rate due to the effect of state income taxes, except for the period from November 1, 2000 through November 21, 2000, which included merger related expenses not deductible for tax purposes.

      Temporary differences which gave rise to deferred income tax assets and liabilities at December 31, 2001 and December 31, 2000 are as follows (dollars in thousands):

	Year Ended
	December 31,

	2001	2000

Deferred tax liabilities:
Differences in reporting selling and marketing costs for tax purposes	$(744)	$(1,096)
Other	(120)	(572)

Gross deferred tax liabilities	(864)	(1,668)

Deferred tax assets:
Inventory	4,745	5,771
Property and equipment	250	468
Income recognized for tax purposes and deferred for financial reporting purposes	38	107
Net operating loss for tax purposes	—	4,879

Gross deferred tax assets	5,033	11,225

Net deferred tax asset	$4,169	$9,557

7.     Commitments and Contingencies

      The Company is subject to the normal obligations associated with entering into contracts for the purchase, development and sale of real estate in the routine conduct of its business. The Company is committed under various letters of credit and performance bonds which are required for certain

ENGLE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

development activities, deposits on land and lot purchase contract deposits. Deposits for future purchases of land totaled approximately $25.6 million at December 31, 2001. Outstanding letters of credit and performance bonds under these arrangements totaled approximately $57.1 million at December 31, 2001.

      The Company and its subsidiaries occupy certain facilities, including the Company’s headquarters in Boca Raton, Florida, under lease arrangements. Rent expense, net of sublease income, amounted to approximately $2,200,000, $269,000, $127,000, $2,000,000, and $1,900,000, for the year ended December 31, 2001, the period from November 22, 2000 through December 31, 2000, the period from November 1, 2000 through November 21, 2000, and the fiscal years ended October 31, 2000, and 1999, respectively. Sublease income is derived primarily from tenants occupying space under month-to-month and annual leases.

      Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

2002	$2,410,000
2003	2,000,000
2004	1,674,000
2005	1,246,000
2006	906,000
2007	253,000
2008	242,000
2009	242,000

      The Company has a defined contribution plan established pursuant to Section 401(k) of the Internal Revenue Code. Employees contribute to the plan a percentage of their salaries, subject to certain dollar limitations, and the Company matches a portion of the employees’ contributions. The Company’s contribution to the plan for the year ended December 31, 2001, the period from November 22, 2000 through December 31, 2000, the period from November 1, 2000 through November 21, 2000, and the fiscal years ended October 31, 2000, and 1999, amounted to $615,000, $65,000, $24,000, $429,000, and $181,000, respectively. Concurrently with the signing of the merger agreement with Technical Olympic, the Company entered into employment contracts with certain executive officers. The agreements provide for an initial employment term beginning on the closing of the tender offer and ending December 31, 2003. Pursuant to the employee agreements, executive officers received annual base salaries aggregating approximately $2,474,000 for the calendar year, with scheduled annual increases beginning January 1, 2001 thereafter. In addition, the employee agreements establish incentive bonus formulas comparable to the criteria previously used by the Company in determining annual discretionary incentive bonuses. Total compensation under the employee agreement with the Company’s former Chairman of the Board, President, and Chief Executive Officer amounted to $2,355,770 for the year ended December 31, 2001.

      The Company has entered into an agreement with an insurance company to underwrite Private Mortgage Insurance on certain loans originated by PHMC. Under the terms of the agreement, the Company shares in premiums generated on the loans and is exposed to losses in the event of loan default. At December 31, 2001, the Company’s maximum exposure to losses relating to loans insured is approximately $1,387,000, which is further limited to the amounts held in trust of approximately $511,000. The Company minimizes the credit risk associated with such loans through credit investigations of customers as part of the loan origination process and by monitoring the status of the loans and related collateral on a continuous basis.

ENGLE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company is involved, from time to time, in litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the Company’s consolidated financial position or results of operations.

8.     Acquisition and Merger Related Charges

      On March 6, 2001, Newmark Homes Corp. (Newmark) announced it is considering the possible merger of Newmark with the Company. The Special Committee of Newmark’s independent directors is reviewing the transaction and will make a recommendation to Newmark’s full board. There are no assurances that the Special Committee will either recommend the merger or that such a merger will be consummated. Any merger would also be subject to execution of a definitive agreement, certain regulatory and other approvals as well as the approval of various lenders of the Company, Newmark, and Technical Olympic, Inc. If the merger is consummated, it is contemplated that shares of the Company would be exchanged for shares of Newmark. During 2001, in connection with the proposed merger, the Company incurred approximately $2 million in legal, consulting, and related costs. These costs are included in acquisition and merger related charges in the accompanying statement of operations.

9.     Related Party Transactions

      During 2001, the Company entered into purchasing agreements with Technical Olympic S.A. The agreements provide that Technical Olympic S.A. would purchase certain of the materials and supplies necessary for operations and sell them to the Company, all in an effort to consolidate the purchasing function. Although Technical Olympic S.A. would incur certain franchise tax expense, the subsidiaries would not be required to pay such additional liability.

      During 2001, the Company entered into certain transactions to acquire developed lots from an entity owned by several of the current and former executive officers of the Company. See Note 2.

10.	Quarterly Results for 2001 and 2000 (Unaudited)

      Quarterly results for the twelve months ended December 31, 2001 and October 31, 2000 follow (dollars in thousands):

	1st	2nd	3rd	4th
	Quarter	Quarter	Quarter	Quarter

2001
Revenues	$222,581	$254,576	$260,032	$269,506
Income before income taxes	22,555	26,139	31,150	31,548
Net income	14,153	16,402	19,547	19,222
2000
Revenues	167,174	212,112	224,308	240,417
Income before income taxes	8,660	14,572	16,620	17,346
Net income	5,490	9,239	10,537	10,398

ENGLE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Unaudited Condensed Consolidated Statements of Operations and Condensed Consolidated Statements of Cash Flows

Condensed Consolidated Statements of Operations

	Period From	Period From
	November 22, 2000	November 1, 2000	Three Months
	Through	Through	Ended
	December 31, 2000	November 21, 2000	January 31, 2000

	(In thousands)
Revenues	$87,286	$27,606	$167,174
Costs and expenses	80,118	47,788	158,514

Income (loss) before income tax (benefit)	7,168	(20,182)	8,660
Provision (benefit) for income taxes	2,764	(5,949)	3,170

Net Income (Loss)	$4,404	$(14,233)	$5,490

Condensed Consolidated Statements of Cash Flows

	Period From	Period From
	November 22, 2000	November 1, 2000	Three Months
	Through	Through	Ended
	December 31, 2000	November 21, 2000	January 31, 2000

	(In thousands)
Net cash (provided) required by operating activities	$(22,643)	$(17,733)	$(24,300)
Net cash (required) by investing activities	(32)	(521)	(1,012)

Net cash provided (required) by financing activities	5,297	(14,392)	(1,784)

Net increase (decrease) in cash	(17,378)	(32,646)	(27,096)
Cash and cash equivalents at beginning of period	35,456	68,102	60,944

Cash and cash equivalents at end of period	$18,078	$35,456	$33,848

12.     Supplemental Disclosure of Cash Flow Information

			Period From
		Period From	November 1,
		November 22,	2000
		2000	Through
	Year Ended	Through	November	Year Ended October 31,
	December 31,	December 31,	21,
	2001	2000	2000	2000	1999

	(In thousands)
Interest paid (net of interest capitalized)	$1,889	$5,611	$—	$374	$—

Income taxes paid	$38,752	$—	$1,000	$23,612	$16,418

4,500,000 Shares

Technical Olympic USA, Inc.

Common Stock

PROSPECTUS

Joint Book-Running Managers

Citigroup	UBS Investment Bank

November 13, 2003